Form 10-K405, Exhibit 13
period 2000-12-31
FINGER LAKES BANCORP INC
filed 2001-03-29
CIK 1109401

                                  EXHIBIT 13

                         ANNUAL REPORT TO SHAREHOLDERS

================================================================================

                          [LOGO] FINGER LAKES BANCORP

                                                --------------------------------
                                                Annual Report, December 31, 2000

================================================================================

Table of Contents
================================================================================

                                                                            Page
                                                                            ----

President's Message

Selected Consolidated Financial Information

Management's Discussion and Analysis of Financial Condition and Results of Operations

Independent Auditors' Report

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Common Stock Information

Directors and Officers

Corporate Information

Dear Shareholder:

The year just concluded was one of mixed results. On the positive side, we successfully completed our stock conversion, expanded our market area into Auburn, grew both deposits and loans while maintaining outstanding loan quality, and moved our service functions to an efficient new operations center. On the negative side, our earnings were a disappointment.

Although we believe we accomplished much in 2000 to position ourselves for future progress, our earnings did not meet our expectations. Net income after tax for 2000 totaled $802,000, or $.24 per share. This compares to $1,305,000, or $.38 per share for the previous year.

[The following information was represented as a bar chart in the original text.]

Assets

200.4   247.7   282.4   301.2   329.2
 '96     '97     '98     '99     '00

Earnings were adversely impacted by a number of factors. First, the rise in interest rates through the latter part of 1999 and most of 2000, increased our cost of funds more rapidly than the yields on loans and investments could increase. As a result, our margins during the year compressed. Second, we continued to incur expense on a foreclosed property that required environmental remediation. A total of $240,000 of remediation expense was incurred in 2000. The good news is that remediation, under the Department of Environmental Conservation supervision, has been completed. And, although ongoing monitoring is required, the site can now be sold.

Other factors impacted our 2000 financial results. Early in the year we determined to change the direction of our efforts to sell investment products and, accordingly, we established a relationship with a new partner. As a result of start-up time and expense, fees earned on the sale of investment products was minimal in 2000 compared to the previous year. In the higher interest rate environment during 2000 our residential mortgage production was substantially less compared to the previous year. Lower loan production reduced fees from the origination and sale of mortgage loans.

The most significant activity of the year, of course, was the successful stock conversion completed in the fourth quarter. Through the conversion we raised $14 million of new capital and obtained the additional benefits of enhanced liquidity in our stock, broadening our shareholder base and positioning ourselves to deliver shareholder value in the years ahead.

[The following information was represented as a bar chart in the original text.]

Deposits

153.8   186.5   202.4   208.1   228.5
 '96     '97     '98     '99     '00

In April 2000, we opened a full service banking office in Auburn. By year-end, deposits in the branch totaled $13 million, an excellent result. In addition to gaining good deposit growth, we are actively developing a portfolio of commercial loans in that market.

Deposit growth in 2000 was good in a year when many banking companies saw a decline. At year-end, deposits totaled $228.5 million, up $20.3 million or 9.8%. In addition, our focus on building checking accounts continues. In 2000, the number of checking accounts grew by 9.1% and balances grew by $2.7 million or 11.1%.

[The following information was represented as a bar chart in the original text.]

Loans

 89.8   119.6   148.3   160.2   172.4
 '96     '97     '98     '99     '00

Similarly 2000 was a good year for our lending operations. Total loans increased by $12.2 million to $172.4 million, a gain of 7.6%. Asset quality is important to us and we achieved outstanding results. At year-end, non-performing loans totaled $229,000 or 0.13% of total loans, down from $587,000 or 0.37% of total loans one year ago. Reserves to total loans at year-end were .85% and reserves to non-performing loans provided coverage of 6.4 times. We will continue to work hard to maintain asset quality.

In November we moved our service operations from the basement of our Main Office building to nearby leased space and in doing so have provided a proper work environment for these important areas of our banking operation.

Ralph Springstead retired from our Board of Directors in June 2000 after 42 years of service as a Director. Ralph served as President and Chief Executive Officer of the Bank for 30 years prior to his retirement in 1995. We thank Ralph for his wonderful service as a Director for so many years.

At the beginning of this year, Richard J. Harrison resigned his position as a Director of the Bank to join our Management Team as Executive Vice President, Chief Credit Officer. Rick has 30 years of high level experience in large financial companies and brings considerable strength to our Executive Officer team.

With our footprint now clearly established throughout the Finger Lakes region, the staff, officers and directors of our company are committed to build upon the solid foundation established these past few years.

                                        Sincerely,


                                        /s/ G. Thomas Bowers

                                        G. Thomas Bowers
                                        President & Chief Executive Officer

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
                  OF FINGER LAKES BANCORP, INC. AND SUBSIDIARY

      The following tables set forth selected consolidated historical financial and other data of Finger Lakes Bancorp, Inc. and the Savings Bank of the Finger Lakes for the periods and at the dates indicated. The information is derived in part from, and should be read together with, the Consolidated Financial Statements and Notes thereto of Finger Lakes Bancorp contained elsewhere in this Annual Report.

                                                                         At December 31,
                                                  ------------------------------------------------------------
                                                    2000         1999         1998         1997         1996
                                                  --------     --------     --------     --------     --------
                                                                         (In Thousands)
Selected Financial Condition Data:

  Total assets ..............................     $329,196     $301,120     $282,376     $247,708     $200,429
  Cash and cash equivalents .................        4,496        6,095        4,375        4,394        6,366
  Securities available for sale .............      131,322      118,750      115,333       99,880       83,830
  Securities held to maturity ...............        1,563        1,593        4,640       14,096       13,347
  Loans, net ................................      170,907      158,854      145,136      118,439       88,682
  Deposits ..................................      228,462      208,132      202,434      186,534      153,832
  Advances from Federal Home Loan Bank ......       60,243       69,960       54,815       36,721       23,800
  Stockholders' equity ......................       36,571       19,379       21,964       21,679       20,350

                                                                     Year Ended December 31,
                                                  ------------------------------------------------------------
                                                    2000         1999         1998         1997         1996
                                                  --------     --------     --------     --------     --------
                                                            (In Thousands, except per share amounts)
Selected Operating Data:

  Total interest income .....................     $ 22,445     $ 20,317     $ 18,645     $ 15,840     $ 13,560
  Total interest expense ....................       13,749       12,021       11,201        9,197        7,370
                                                  --------     --------     --------     --------     --------
   Net interest income ......................        8,696        8,296        7,444        6,643        6,190
  Provision for loan losses .................          260          200          240          120          483
                                                  --------     --------     --------     --------     --------
  Net interest income after provision for
   loan losses ..............................        8,436        8,096        7,204        6,523        5,707
  Noninterest income ........................        1,141        1,328        1,202          721        1,093
  Noninterest expense .......................        8,285        7,259        7,213        5,835        6,741
                                                  --------     --------     --------     --------     --------
  Income before income tax
   expense ..................................        1,292        2,165        1,193        1,409           59
  Income tax expense ........................          490          860          469          562           23
                                                  --------     --------     --------     --------     --------
  Net income ................................     $    802     $  1,305     $    724     $    847     $     36
                                                  ========     ========     ========     ========     ========
  Net income per share- basic(1) ............     $    .24     $    .38     $    .21     $    .24     $    .01
                                                  ========     ========     ========     ========     ========
  Net income per share - diluted (1) ........     $    .24     $    .38     $    .21     $    .24     $    .01
                                                  ========     ========     ========     ========     ========
  Dividends per share .......................     $    .24     $    .24     $    .23     $    .20     $    .20
                                                  ========     ========     ========     ========     ========

----------
(1) All per share items retroactively adjusted to reflect the exchange of existing shares of Finger Lakes Financial Corp for shares of Finger Lakes Bancorp. The exchange ratio was .9643.

                                                                   At or For the Year Ended December 31,
                                                        ----------------------------------------------------------
                                                         2000         1999         1998         1997         1996
                                                        ------       ------       ------       ------       ------
Selected Ratios:

Performance Ratios:
  Return on assets (ratio of net income to
   average total assets) .........................        0.26%        0.44%        0.27%        0.40%        0.02%
  Return on stockholders' equity (ratio of net
   income to average equity) .....................        3.76         6.19         3.29         4.05         0.18
  Interest rate spread information (1):
   Average during period .........................        2.65         2.74         2.71         2.82         3.17
   End of period .................................        2.52         2.77         2.73         2.84         2.79
  Net interest margin
    (net interest income divided by
    average interest-earning assets) .............        2.91         2.93         2.96         3.14         3.48
  Noninterest expenses to average total
    assets .......................................        2.68         2.47         2.74         2.66         3.60
  Average interest-earning assets to
   average interest-bearing liabilities ..........      105.60       104.65       105.39       107.29       106.68
  Dividend payout ratio(2) .......................      100           63          110           83         2000

Asset Quality Ratios:
  Non-performing assets to total assets(3) .......        0.09%        0.32%        0.43%        0.50%        0.93%
  Allowance for loan losses to
   non-performing loans(3) .......................      641.05%      229.81%      115.75%      203.72%      118.52%
  Allowance for loan losses to
   loans, net ....................................        0.85%        0.84%        0.80%        0.96%        1.21%

Capital Ratios:
  Stockholders' equity to total assets
   at end of period ..............................       11.11%        6.43%        7.78%        8.75%       10.15%
  Average stockholders' equity to
   average assets ................................        6.91%        7.17%        8.36%        9.54%       10.85%

Other Data:
  Number of full service customer facilities
   at end of period ..............................        7            6            6            5            4

----------
(1) Interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.
(2) Ratio does not reflect the waiver of dividends by Finger Lakes Financial Corp., M.H.C. on all of its shares.
(3) Nonperforming loans consist of non-accrual loans and non-performing assets consist of non-performing loans, troubled debt restructurings and real estate owned.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

      This discussion and analysis reflects Finger Lakes Bancorp's consolidated financial statements and other relevant statistical data and is intended to enhance your understanding of our financial condition and results of operations. You should read the information in this section in conjunction with Finger Lakes Bancorp's consolidated financial statements and their notes and the other statistical data provided in this Annual Report. This Annual Report contains certain "forward-looking statements" which may be identified by the use of such words as "believe," "expect," "anticipate," "should," "planned," "estimated" and "potential." Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition, results of operations and business that are subject to various factors which could cause actual results to differ materially from these estimates and most other statements that are not historical in nature. These factors include, but are not limited to, general and local economic conditions, changes in interest rates, deposit flows, demand for mortgage and other loans, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation or regulation; and other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services.

General

      Our results of operations depend primarily upon the results of operations of our wholly-owned subsidiary, Savings Bank of the Finger Lakes, which depend primarily on net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets, consisting primarily of loans and investment and mortgage-backed securities, and the interest we pay on our interest-bearing liabilities, primarily savings accounts, time deposits and borrowings. Our results of operations are also affected by our provision for loan losses, other income and other expense. Other expense consists of non-interest expenses, including salaries and employee benefits, occupancy, professional fees, data processing fees, deposit insurance premiums, advertising and other expenses. Other income consists of non-interest income, including service charges and fees, gain on sale of loans and securities and other income. Our results of operations may also be affected significantly by general and local economic and competitive conditions, particularly those with respect to changes in market interest rates, government policies and actions of regulatory authorities.

      On November 11, 2000 we completed the "second-step" conversion and reorganization of Finger Lakes Financial Corp., M.H.C., from a mutual holding company into a full stock holding company, which resulted in Finger Lakes Bancorp, Inc. succeeding as the stock holding company of Saving Bank of the Finger Lakes. As part of this transaction, we sold 2,307,325 shares of common stock for $7.00 per share in a public stock offering held in connection with the reorganization. In addition, 1,180,052 minority shares were exchanged at a ratio of .9643 resulting in total new shares outstanding of 3,445,110. The accompanying consolidated financial statements include the accounts of Finger Lakes Bancorp, Inc. (after the offering), Finger Lakes Financial Corp. (prior to the offering) and the Savings Bank of the Finger Lakes.

Business Strategy

      We have several strategies designed to improve our profitability and enhance our franchise in our market area which comprises the Finger Lakes region of New York state. We seek to implement these strategies in a manner that is consistent with safety and soundness. These strategies are discussed below. You should be aware that we are subject to intense competition, and there can be no assurances that we will successfully implement these strategies:

      Controlled growth while expanding our market area. We have sought to increase our presence in the Finger Lakes region in New York by expanding our branch network and by emphasizing a variety of loan products in addition to traditional one- to four-family mortgage loans. As a result, our assets have increased to $329.2 million at December 31, 2000, from $200.4 million at December 31, 1996, an increase of 64.3%. During this period, we have increased our total full-service offices from four to seven. Our growth has been targeted to include those areas of the Finger Lakes region that have shown relative economic strength. Management's goal is to continue to develop an increased market presence in the Finger Lakes region.

      Complementing our traditional mortgage lending by increasing multi-family and commercial real estate lending as well as non-mortgage lending, particularly commercial business lending. To complement our traditional emphasis on one- to four-family mortgage lending, we have sought to increase our multi-family and commercial real estate lending as well as our non-mortgage lending, particularly commercial business lending. At December 31, 2000, our multi-family and commercial real estate loans totaled $35.7 million, or 20.75% of total loans. At December 31, 2000, non-mortgage loans, consisting of commercial business, consumer, mobile home and home equity loans totaled $49.2 million, or 28.58% of total loans. Management has determined to emphasize its commercial business lending activities, and in this regard, has added to its staff persons who are charged with originating and servicing our commercial business loan portfolio. Because the yields on these types of loans are generally higher than the yields on one- to four-family mortgage loans, our goal over the next several years is to increase the origination of these loans consistent with safety and soundness considerations. Although these loans offer higher yields than one- to four-family mortgage loans, they also involve greater risk.

      Maintaining asset quality. Our high asset quality is a result of our underwriting standards, the diligence of our loan collection department in contacting delinquent borrowers and the stability of the local economy. We also invest in mortgage-backed securities issued by Freddie Mac, Fannie Mae and Ginnie Mae and other investment securities, primarily U.S. government and agency obligations. We will only purchase investment securities rated "A" or higher by Moodys Investment Rating Service. At December 31, 2000, our ratio of non-performing assets to total assets was 0.09%, and our ratio of non-performing loans to total loans was 0.13%.

      Increasing fee and servicing income. We have sought to increase and diversify our sources of fee income. We receive fee income from the servicing of loans sold in the secondary market and from fees on our deposit accounts. In recent periods we have sold fixed rate mortgages into the secondary market without recourse and on a servicing retained basis. At December 31, 2000 residential mortgage loans serviced for others totaled $40.7 million. Our fee and servicing income has increased as a result of fees received from certain deposit accounts. During the year ended December 31, 2000 service charges on deposit accounts totaled $741,000 as compared to $653,000 and $453,000 during the years ended December 31, 1999 and 1998, respectively. We also offer our customers mutual funds, financial planning services and insurance and annuity products through our wholly owned subsidiary SBFL Agency Inc, which is an additional source of fee income.

Financial Condition

      Our total assets as of December 31, 2000 were $329.2 million, a net increase of $28.1 million, or 9.3% from December 31, 1999. The increase was due primarily to a $12.1 million or 7.6% increase in our loan portfolio. Our loan growth is a result of competitive expansion into other markets within the Finger Lakes region in New York attracting new commercial and personal lending customers. With management's continued emphasis on lending activities, mortgage loans increased by $1.5 million, home equity loans increased by $2.8 million, mobile home loans increased by $3.9 million and commercial business loans increased by $4.1 million. Securities classified as available for sale at December 31, 2000 were $131.3 million, an increase of $12.6 million from December 31, 1999, while securities classified as held to maturity at December 31, 2000 were $1.6 million, unchanged from December 31, 1999. In the fourth quarter of 2000, we invested in $5.0 million of bank owned life insurance, as a tax advantaged means of financing employee benefits. Other assets totaled $5.1 million at December 31, 2000, a decrease of $886,000 from 1999. This decrease is primarily due to a reduction in our deferred tax position at year end.

      The growth in assets during 2000 was funded by a combination of a $20.3 million increase in total deposits and an increase in stockholders' equity of $17.2 million, partially offset by a $9.7 million decrease in borrowed funds. Certificates of deposit increased by $21.8 million and all other deposits decreased by $1.4 million in 2000. Total deposit growth of $24.2 million in our Auburn, Ithaca and Canandaigua markets is reflective of our expansion into those markets and aggressively pricing deposits, particularly certificates of deposit.

      Stockholders' equity totaled $36.6 million as of December 31, 2000, an increase of $17.2 million from December 31, 1999. The increase in stockholders' equity resulted primarily from the successful completion of our stock offering on November 13, 2000, which raised approximately $14.0 million in new capital. Changes in the fair value of securities available for sale, net of related deferred income taxes, increased equity by $2.6 million, and net income of $802,000 ($519,000 after dividends) contributed to the increase in stockholders' equity as well.

Average Balances, Net Interest Income and Yields Earned and Rates Paid

      The following table presents for the periods indicated the total dollar amount of interest from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. No tax-equivalent adjustments have been made and all average balances are daily average balances. Non-accruing loans have been included in the yield calculations in this table and dividends received are included as interest income. Balance and yield/rate information as of December 31, 2000 is also provided in the table.

                                                     At December 31, 2000          Year Ended December 31, 2000
                                                    ----------------------    ------------------------------------
                                                                    Yield/    Average                       Yield/
                                                    Balance          Rate     Balance      Interest          Rate
                                                    -------          ----     -------      --------          ----
                                                                       (Dollars In Thousands)
Interest-earning assets:
  Loans(1) ...................................     $172,375          8.43%    $166,072     $  13,637          8.21%
  Securities (2) .............................      137,904          6.66      132,125         8,756          6.63
  Money market investments ...................           --            --          760            52          6.84
                                                                     ----     --------     ---------        ------
Total interest-earning assets ................      310,279          7.64      298,957        22,445          7.51
                                                                     ----                  ---------        ------
  Non-interest-earning assets ................       18,917                      9,977
                                                   --------                   --------
Total assets .................................     $329,196                   $308,934
                                                   ========                   ========

Interest-bearing liabilities:
Deposits(3) ..................................     $228,462          4.84      219,748     $   9,873          4.49
Borrowed funds ...............................       60,243          6.20       63,345         3,876          6.12
                                                   --------          ----     --------     ---------        ------
  Total interest-bearing liabilities .........      288,705          5.12      283,093        13,749          4.86
                                                                     ----                  ---------        ------
Non-interest-bearing liabilities .............        3,920                      4,491
                                                   --------                   --------
  Total liabilities ..........................      292,625                    287,584
  Stockholders' equity .......................       36,571                     21,350
                                                   --------                   --------
Total liabilities and stockholders' equity ...     $329,196                   $308,934
                                                   ========                   ========

Net interest income ..........................                                             $   8,696
                                                                                           =========
Interest rate spread(4) ......................                       2.52%                                    2.65%
                                                                     ====                                   ======
Net interest margin(5) .......................                                                                2.91%
                                                                                                            ======
Average interest-earning assets to
average interest-bearing liabilities .........                                                              105.60%
                                                                                                            ======
                                                       Year Ended December 31, 1999              Year Ended December 31, 1998
                                                   -----------------------------------       ------------------------------------
                                                   Average                      Yield/       Average                       Yield/
                                                   Balance      Interest         Rate        Balance      Interest          Rate
                                                   -------      --------         ----        -------      --------          ----
                                                                                (Dollars In Thousands)
Interest-earning assets:
  Loans(1) ...................................     $153,783     $  12,137          7.89%     $132,324     $  10,821          8.18%
  Securities (2) .............................      128,761         8,173          6.35       119,256         7,810          6.55
  Money market investments ...................          114             6          5.26           293            14          4.78
                                                   --------     ---------        ------                    ---------       ------
Total interest-earning assets ................      282,658        20,316          7.19       251,873        18,645          7.40
                                                                ---------        ------                    ---------       ------
  Non-interest-earning assets ................       11,101                                    11,519
                                                   --------                                  --------
Total assets .................................     $293,759                                  $263,392
                                                   ========                                  ========

Interest-bearing liabilities:
Deposits(3) ..................................     $208,166     $   8,660          4.16      $193,227     $   8,678          4.49
Borrowed funds ...............................       61,923         3,360          5.43        45,771         2,523          5.51
                                                   --------     ---------        ------                    ---------       ------
  Total interest-bearing liabilities .........      270,089        12,020          4.45       238,998        11,201          4.69
                                                                ---------        ------                    ---------       ------
Non-interest-bearing liabilities .............        2,601                                     2,369
                                                   --------                                  --------
  Total liabilities ..........................      272,690                                   241,367
  Stockholders' equity .......................       21,069                                    22,025
                                                   --------                                  --------
Total liabilities and stockholders' equity ...     $293,759                                  $263,392
                                                   ========                                  ========

Net interest income ..........................                  $   8,296                                 $   7,444
                                                                =========                                 =========
Interest rate spread(4) ......................                                     2.74%                                     2.71%
                                                                                 ======                                    ======
Net interest margin(5) .......................                                     2.93%                                     2.96%
                                                                                 ======                                    ======
Average interest-earning assets to
average interest-bearing liabilities .........                                   104.65%                                   105.39%
                                                                                 ======                                    ======

----------
(1)   Includes premiums, net of deferred fees.
(2) Includes securities available for sale and held to maturity at amortized cost and Federal Home Loan Bank stock at cost.
(3)   Includes noninterest-bearing deposits.
(4) Represents the difference between the weighted average yield on interest-earning assets and the weighted average costs of average interest-bearing liabilities.
(5)   Net interest income divided by interest-earning assets.

Rate/Volume Analysis

      The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume), and (iii) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

                                                                           Year Ended December 31,
                                                                           -----------------------
                                                            2000 vs. 1999                        1999 vs. 1998
                                                            -------------                        -------------
                                                    Increase/(Decrease)                  Increase/(Decrease)
                                                          Due to                               Due to
                                                          ------        Total Increase/        ------           Total Increase/
                                                     Rate       Volume     (Decrease)      Rate      Volume       (Decrease)
                                                     ----       ------     ----------      ----      ------       ----------
                                                                                (In Thousands)
Interest-earning assets:

Loans ........................................     $   530      $  970       $1,500       $(394)     $ 1,710        $ 1,316
Securities ...................................         369         214          583        (244)         607            363
Money market investments .....................          12          34           46           1           (9)            (8)
                                                   -------      ------       ------       -----      -------        -------
   Total interest-earning assets .............         911       1,218        2,129        (637)       2,308          1,671
                                                   -------      ------       ------       -----      -------        -------

Interest-bearing liabilities:

Deposits .....................................         731         482        1,213        (663)         645            (18)
Borrowed funds ...............................         439          77          516         (37)         874            837
                                                   -------      ------       ------       -----      -------        -------
    Total interest-bearing liabilities .......       1,170         559        1,729        (700)       1,519            819
                                                   -------      ------       ------       -----      -------        -------

Increase (decrease) in net interest income ...     $  (259)     $  659       $  400       $  63      $   789        $   852
                                                   =======      ======       ======       =====      =======        =======

Results of Operations

      Comparison of the years ended December 31, 2000 and 1999

      Net Interest Income. Our net interest income is determined by the interest rate spread (i.e., the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities. Net interest income amounted to $8.7 million in 2000, an increase of $400,000 from 1999. The increase resulted from a $16.3 million increase in the total average interest-earning assets, primarily from loan growth, offset by a $13.0 million increase in average interest-bearing liabilities, the net of which contributed to a $659,000 increase in net interest income. The average interest rate spread in 2000 was 2.65% versus 2.74% in 1999. The average yield on interest-earning assets increased 32 basis points, while the average cost of funds increased 41 basis points from 1999 to 2000, contributing to a $259,000 decrease in net interest income in 2000. The increase in the average yield on interest earning assets was attributable to a rising rate environment throughout 2000. The cost of funds, correspondingly, increased as a result of the rate environment, as well as deposit pricing strategies responding to increased competitive pressures.

      Our net interest income was also impacted by the $14.0 million, net of expenses, raised in our public stock offering during the fourth quarter of 2000. We were able to pay down short term borrowings, and invest the remainder in interest bearing assets, resulting in additional net interest income earned of approximately $140,000.

      Interest Income. Total interest income in 2000 amounted to $22.4 million, an increase of $2.1 million from 1999. Interest income on loans increased to $13.6 million in 2000, an increase of $1.5 million from 1999. This improvement was primarily attributable to loan growth as the average total outstanding loan balance increased by $12.3 million to $166.1 million for 2000. In addition, the average yield on loans grew to 8.21% in 2000 compared to 7.89% in 1999. Our strategy is to emphasize the origination of commercial real estate loans and commercial business loans, which typically yield higher interest rates. Interest income on securities amounted to $8.8 million, an increase of $583,000 from the prior year. This increase was attributed to growth in the portfolio as the average outstanding securities balance increased by $3.4 million to $132.1 million for 2000, as well as an increase in the yield to 6.63%, from 6.35% in 1999.

      Interest Expense. Total interest expense in 2000 was $13.7 million, an increase of $1.7 millions from 1999. In 2000, interest expense on deposits amounted to $9.9 million while interest expense on borrowed funds amounted to $3.8 million. Interest expense on deposits increased due to both growth in the average outstanding deposit base of $11.6 million, as well as an increase in the average cost of 33 basis points to 4.49%. Interest expense on borrowings increased $516,000, from $3.4 million in 1999, due to a $1.4 million increase in average outstanding borrowings, as well as an increase in the average cost of borrowed funds of 69 basis points to 6.12% for the year ended December 31, 2000.

      Provision for Loan Losses. Our provision for loan losses amounted to $260,000 in 2000, an increase of $60,000 from the prior year. Our allowance for loan losses amounted to $1.5 million as of December 31, 2000, or 0.85% of total loans outstanding, as compared to $1.3 million or 0.84% at December 31, 1999. The increase in the provision reflects the increase in the total average outstanding loan portfolio, as well as greater emphasis on building our commercial real estate and commercial business portfolios, which typically have greater credit risk. Net charge-offs in 2000 were $142,000 versus $26,000 in 1999, representing 0.09% and 0.02%, respectively, of total average loans outstanding. The increase in net charge-offs was primarily a result of a significant 1999 recovery for $90,000 of a previously charged-off commercial business loan, bringing total recoveries to $186,000 in 1999 as compared to $47,000 in 2000. Also, gross loan charge-offs declined by $23,000 to $189,000 in 2000 from $212,000 in 1999 as we devoted greater resources to monitoring of problem loans and collection efforts. The increase in the allowance for loan losses in 2000 also reflects management's consideration of qualitative factors including, but not limited to, the substantial growth in multi-family and commercial business loans and entry into new markets. Management reviews the adequacy of the allowance for loan losses quarterly through an asset classification and review process and an analysis of the level of loan delinquencies and general market and economic conditions.

      Noninterest Income. Noninterest income, consisting primarily of service charges on deposit accounts, loan servicing fees, income from the sale of annuities and mutual funds, and gains on loans and securities sold, was $1.1 million in 2000, a decrease of $187,000 or 14.1% compared to 1999. Service charges and other fee income was $988,000 in 2000, a decrease of $38,000 compared to 1999. The decrease was due to a decision, through our wholly owned subsidiary SBFL Agency, to change our broker/dealer relationship, in order to provide a wider range of products for our customers. This decision resulted in a reduction of $130,000 in fee income from our sales of annuities and mutual funds. Net gains on sales of securities in 2000 were $50,000, as compared to $77,000 in 1999. Net gains on sales of loans were $99,000 in 2000, as compared to $224,000 in 1999. During 2000, we originated $5.2 million of loans held for sale, versus $15.3 million in 1999, resulting in fewer sales, and reduced gains.

      Noninterest Expense. Noninterest expense amounted to $8.3 million in 2000, compared to $7.3 million in 1999, an increase of 14.1%. This increase reflects our investment in the future with increased staff, branch expansion, and upgrading technological capabilities for data processing. Relating to a new branch office in Auburn, New York were increases of $145,000 in salaries and employee benefits expense and $87,000 in office occupancy and equipment expense. Data processing expense amounted to $197,000, an increase of $38,000 or 24.0%. This increase is primarily the result of additional processing costs associated with the new branch office, and data communications upgraded throughout our operating network. We recorded provisions for environmental remediation of real estate owned of $180,000 during 2000, as compared to $90,000 in 1999. This increase is primarily the result of management's determination of the provision required each year to ensure that the accrual established for environmental remediation as of December 31 is appropriate. See note 13 of the "Consolidated Financial Statements." Professional fees of $417,000 in 2000, which includes legal, consulting and accounting services, increased $70,000 or 20.1%, due to a decision to outsource a portion of our technological requirements, such as network and telecommunication management. Deposit insurance premiums, which totaled $43,000 for 2000, decreased $77,000, reflecting a change in federal deposit insurance rates that took effect January 1, 2000 for thrift institutions. Marketing and advertising expense increased $72,000 to $320,000 in 2000, reflecting larger media expenditures in 2000 relating to the new branch office in Auburn. Real estate owned expenses decreased $29,000 or 40.5% to $43,000 in 2000 as compared to $72,000 in 1999, reflecting lower levels of foreclosures in 2000. Other noninterest expense of $1.7 million in 2000 and $1.2 million in 1999 is comprised of expenses such as postage, office supplies, telephone charges, loan servicing expenses, director's fees, insurance, and third party check processing. The increase in other noninterest expense is primarily due to the purchase of a Cleanup Cost Cap insurance policy relating to the environmental remediation matter (see note 13 of the "Consolidated Financial Statements), as well as increased costs life insurance policies.

      Income Taxes. Our recorded income tax expense was $490,000 for the year ended December 31, 2000 on income before taxes for the year of $1.3 million, reflecting an effective tax rate of 37.9%. In 1999, the effective rate was 39.7%.

Comparison of the years ended December 31, 1999 and 1998

      Net Interest Income Net interest income amounted to $8.3 million in 1999, an increase of $852,000 from 1998. The increase resulted from a $30.8 million increase in the total average interest-earning assets, primarily from loan growth, offset by a $31.1 million increase in average interest-bearing liabilities, the net of which contributed to an $807,000 increase in net interest income. The average interest rate spread in 1999 was 2.74% versus 2.71% in 1998. The average yield on interest-earning assets decreased 21 basis points, while the average cost of funds decreased 24 basis points from 1998 to 1999, the benefits of which contributed to a $45,000 increase in net interest income in 1999. The decline in the average yield on interest earning assets was attributable to a declining rate environment through the second quarter of 1999 and increased competitive pressures. The cost of funds, correspondingly, declined as a result of the rate environment, as well as deposit pricing strategies designed to lower the overall cost of deposits.

      Interest Income. Total interest income in 1999 amounted to $20.3 million, an increase of $1.7 million from 1998. Although the average yield on earning assets declined to 7.19% in 1999 compared to 7.40% in 1998, interest income on loans increased to $12.1 million in 1999, an increase of $1.3 million from 1998. This improvement was attributable to loan growth as the average total outstanding loan balance increased by $21.5 million to $153.8 million for 1999. Interest income on securities amounted to $8.2 million, an increase of $363,000 from the prior year. This increase was attributed to growth in the portfolio as the average outstanding securities balance increased by $9.5 million to $128.8 million for 1999.

      Interest Expense. Total interest expense in 1999 was $12.0 million, an increase of $819,000 from 1998. In 1999, interest expense on deposits amounted to $8.7 million while interest expense on borrowed funds amounted to $3.4 million. Interest expense on deposits remained essentially flat year over year, as an increase of $671,000 attributed to the growth in the average outstanding deposit base was offset by a decrease of $689,000 attributed to the decline of 33 basis points in the average cost of deposits to 4.16%. However, interest expense on borrowings increased $837,000, from $2.5 million in 1998, due to a $16.1 million increase in average outstanding borrowings. The average cost of borrowed funds decreased 8 basis points to 5.43% for the year ended December 31, 1999.

      Provision for Loan Losses. Our provision for loan losses amounted to $200,000 in 1999, a decrease of $40,000 from the prior year. Our allowance for loan losses amounted to $1.3 million as of December 31, 1999, or 0.84% of total loans outstanding, as compared to $1.2 million or 0.80% at December 31, 1998. The reduction in the provision reflects an improvement in the credit quality of the portfolio in 1999 as non-performing loans decreased $429,000 to $587,000 at December 31, 1999 from $1.0 million at December 31, 1998. Net charge-offs in 1999 were $27,000 versus $213,000 in 1998, representing 0.02% and 0.16%, respectively, of total average loans outstanding. The decrease in net charge-offs was primarily a result of a significant 1999 recovery for $90,000 of a previously charged-off commercial business loan bringing total recoveries to $186,000 in 1999 as compared to $80,000 in 1998. Also, gross loan charge-offs declined by $81,000 to $212,000 in 1999 from $293,000 in 1998 as we devoted greater resources to monitoring of problem loans and collection efforts. The slight 4 basis point increase in the allowance for loan losses as a percentage of total loans outstanding is a result of qualitative factors including, but not limited to, the substantial growth in multi-family and commercial business loans and entry into new markets. Management reviews the adequacy of the allowance for loan losses quarterly through an asset classification and review process and an analysis of the level of loan delinquencies and general market and economic conditions.

      Noninterest Income. Noninterest income, consisting primarily of service charges on deposit accounts, loan servicing fees, income from the sale of annuities and mutual funds, and gains and losses on loans and securities sold, was $1.3 million in 1999, an increase of $126,000 or 10.5% compared to 1998. Service charges and other fee income were $1.0 million in 1999, an increase of $224,000 over 1998. Net gains on sales of securities in 1999 were $77,000, as compared to $106,000 in 1998. Net gains on sales of loans were $224,000 in 1999, as compared to $277,000 in 1998.

      Noninterest Expense. Noninterest expense amounted to $7.3 million in 1999, comparable to 1998. However, excluding provisions for environmental remediation, expenses increased $576,000 or 8.7%. This increase reflects our investment in the future with increased staff, branch expansion, and upgrading technological capabilities for data processing. Increases of $269,000 in salaries and employee benefits expense and $177,000 in office occupancy and equipment expense were primarily the result of a full year of expenses including depreciation expense relating to a new branch office in Canandaigua, New York. Data processing expense amounted to $159,000, an increase of $40,000 or 33.6%. This increase is primarily the result of additional processing costs associated with the new branch office, and data communications upgraded at two branches in Ithaca, New York. We recorded provisions for environmental remediation of real estate owned of $90,000 during 1999, as compared to $620,000 in 1998. This decrease is primarily the result of management's determination of the provision required each year to ensure that the accrual established for environmental remediation as of December 31 is appropriate. See note 13 of the "Consolidated Financial Statements." Professional fees of $347,000 in 1999, which includes legal, consulting and accounting services, remained consistent in 1999 as compared to 1998 as did deposit insurance premiums, which totaled $120,000 for 1999. Marketing and advertising expense decreased $16,000 to $248,000 in 1999, reflecting larger media expenditures in 1998 relating to the new branch office in Canandaigua. Real estate owned expenses increased $63,000 to $72,000 in 1999 as compared to $9,000 in 1998, reflecting higher levels of foreclosure in 1999, as well as fewer gains on sale of real estate owned. Other noninterest expense of $1.2 million in 1999 is comprised of expenses such as postage, office supplies, telephone charges, loan servicing expenses, directors fees, and third party check processing charges and remains consistent with the prior year.

      Income Taxes. Our recorded income tax expense was $860,000 for the year ended December 31, 1999 on income before taxes for the year of $2.2 million, reflecting an effective tax rate of 39.7%. In 1998, the effective rate was 39.3%.

Quantitative and Qualitative Disclosures About Market Risk

      The following table presents the difference between our interest-earning assets and interest-bearing liabilities within specified maturities at December 31, 2000. This table does not necessarily indicate the impact that general interest rate movements would have on our net interest income because the repricing of certain assets and liabilities is subject to competitive pressure and certain limitations. As a result, certain assets and liabilities indicated as maturing or otherwise repricing within a stated period may in fact mature or reprice at different times and at different volumes.

                                                                               More than 1   More Than 3
                                                    Within 3     4 to 12         Year to       Years to         Over
                                                     Months       Months         3 Years        5 Years      Five Years      Total
                                                    --------     -------       -----------   -----------     ----------     --------
                                                                                 (Dollars In Thousands)
Interest-earning assets:(1)
Mortgage loans(2) .............................     $10,092      $  26,478       $ 53,452       $ 28,588       $ 4,203      $122,813
Other loans(2) ................................      18,484          4,714         12,121          6,662         7,165        49,146
Securities available for sale(3)  .............      22,488         18,737         19,318         20,953        49,826       131,322
Securities held to maturity(3) ................          --             32             71             78         1,382         1,563
Federal Home Loan Bank Stock ..................          --             --             --             --         3,523         3,523
                                                    -------      ---------       --------       --------       -------      --------
   Total interest-earning assets ..............      51,064         49,961         84,962         56,281        66,099       308,367
                                                    -------      ---------       --------       --------       -------      --------

Interest-bearing liabilities:
Deposits:(4)
   NOW accounts ...............................         530          1,591          2,969          1,188           792         7,070
   Savings accounts ...........................       2,910          8,731         16,298          6,519         4,346        38,804
   Money market accounts ......................         611          1,832          3,420          1,368           912         8,143
   Certificates of deposit ....................      29,257         87,769         23,586         13,531           171       154,314
   Borrowings(5) ..............................       5,400          5,000          7,843         25,000        17,000        60,243
                                                    -------      ---------       --------       --------       -------      --------
     Total interest-bearing liabilities .......      38,708        104,923         54,116         47,606        23,221       268,574
                                                    -------      ---------       --------       --------       -------      --------
Excess (deficiency) of interest- earning
   assets over interest-bearing liabilities ...     $12,356      $ (54,962)      $ 30,846       $  8,675       $42,878      $ 39,793
                                                    =======      =========       ========       ========       =======      ========
Cumulative excess (deficiency) of
   interest-earning assets over
   interest-bearing liabilities ...............     $12,356      $ (42,606)      $(11,760)      $ (3,085)      $39,793
                                                    =======      =========       ========       ========       =======
Cumulative excess (deficiency)
   of interest-earning liabilities as a
   percentage of total assets .................        3.75%        (12.94)%        (3.57)%        (0.94)%       12.09%
                                                    =======      =========       ========       ========       =======

----------
(1) Adjustable- and floating-rate assets are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed-rate assets are included in the periods in which they are scheduled to be repaid based on scheduled amortization, in each case adjusted to take into account estimated prepayments. For fixed-rate mortgages and mortgage-backed securities, annual prepayment rates ranging from 5% to 25.5%, based on the type of loan or mortgage security and the coupon rate, were used.
(2) Balances have been reduced for non-performing loans, which amounted to $229,000 at December 31, 2000.
(3)   Amounts shown are at carrying amounts.
(4) Our negotiable order of withdrawal ("NOW") accounts, passbook savings accounts and money market deposit accounts are generally subject to immediate withdrawal. However, management considers a certain portion of these accounts to be core deposits having significantly longer effective maturities based on our retention of such deposits in changing interest rate environments. NOW accounts, passbook savings accounts and money market deposit accounts are assumed to be withdrawn at annual rates of 30% of the declining balance of such accounts during the period shown. Management believes these rates are indicative of expected withdrawal rates in a rising interest rate environment. If all of our NOW accounts, passbook savings account and money market accounts had been assumed to be subject to repricing within one year, the cumulative one-year deficiency of interest-earning assets to interest-bearing liabilities would have been $80.4 million or 24.4% of total assets.
(5) Advances of $37 million are callable at the discretion of the FHLB in or after 2001. Such advances have a weighted average interest rate of 6.11% and mature from 2004 to 2010, if not called earlier.

      Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

The OTS requires the Savings Bank of the Finger Lakes to measure interest rate risk by computing estimated changes in the net portfolio value ("NPV") of cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. These computations estimate the effect on NPV of sudden and sustained 1% to 3% increases and decreases in market interest rates. The Savings Bank of the Finger Lakes' Board of Directors has adopted an interest rate risk policy which establishes maximum decreases in estimated NPV in the event of 1%, 2% and 3% increases and decreases in market interest rates, respectively. The following tables set forth those limits and certain calculations, based on information provided to the Savings Bank of the Finger Lakes by the OTS, with respect to the sensitivity of NPV to changes in market interest rates at December 31, 2000.

      Basis Point             Estimated Net Portfolio Value                 NPV as % of PV of Assets
        Change                                                              ------------------------
       in Rates
       --------          ---------------------------------------
                          $ Amount      $ Change        % Change           NPV Ratio          BP Change
                          --------      --------        --------           ---------          ---------
         +300            $  25,243      $ (9,894)         (28)%              8.06%            (246) bp

         +200               28,904        (6,233)         (18)               9.03             (149) bp

         +100               32,298        (2,839)          (8)               9.87              (65) bp

           NC               35,137                                          10.52

         -100               34,361          (776)          (2)              10.19              (33) bp

         -200               32,380        (2,757)          (8)               9.54              (98) bp

         -300               31,154        (3,983)         (11)               9.09             (143) bp

      The table suggests that in the event of a 200 basis point change in interest rates we would experience a decrease in NPV as a percentage of assets to 9.03% from 10.52% in a rising interest rate environment and a decrease in NPV as a percentage of assets to 9.54% from 10.52% in a decreasing interest rate environment.

      The Board of Directors is responsible for reviewing asset liability management policies. On at least a quarterly basis, the Board reviews interest rate risk and trends, as well as liquidity and capital ratios and requirements. Management is responsible for administering the policies and determinations of the Board of Directors with respect to our asset and liability goals and strategies.

Liquidity and Capital Resources

      Our liquidity management objective is to ensure the availability of sufficient cash flows to meet all financial commitments and to capitalize on opportunities for expansion. Liquidity management addresses the ability to meet deposit withdrawals on demand or at contractual maturity, to repay borrowings as they mature, and to fund new loans and investments as opportunities arise. Our primary sources of internally generated funds are principal and interest payments on loans receivable, cash flows generated from operations, and cash flows generated by investments. External sources of funds include increases in deposits and advances from the FHLB.

      Savings Bank of the Finger Lakes is required under applicable federal regulations to maintain specified levels of "liquid" investments in qualifying types of United States Government, federal agency and other investments having maturities of five years of less. OTS regulations at December 31, 2000 require that a savings association maintain liquid assets of not less than 4% of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. Monetary penalties may be imposed for failure to meet applicable liquidity requirements. At December 31, 2000, Savings Bank of the Finger Lakes' liquidity, as measured for regulatory purposes, was in excess of the minimum OTS requirement. Savings Bank of the Finger Lakes received approximately $11 million of the net proceeds from the stock offering. The effects of the stock offering on liquidity are likely to decrease over time as the offering proceeds are deployed into other investments and activities, such as establishing or acquiring additional branch offices, funding new loans, and funding the recognition and retention plan or for general corporate purposes.

      At December 31, 2000, we had loan commitments of $3.7 million and unused lines of credit of $12.3 million extended to borrowers. We believe that we have adequate resources to fund loan commitments as they arise. If we require funds beyond our internal funding capabilities, additional advances from the FHLB are available including a line of credit agreement with a maximum available limit of $30.4 million. At December 31, 2000, approximately $117.0 million of time deposits were scheduled to mature within a year, and we expect that a substantial portion of these time deposits will be renewed upon maturity.

Impact of Inflation and Changing Prices

      The consolidated financial statements and related notes of Finger Lakes Bancorp have been prepared in accordance with generally accepted accounting principles ("GAAP"). GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than the effects of inflation.

New Accounting Standards

      SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, requires that all derivatives be recognized as either assets or liabilities in the statement of financial condition and that those instruments be measured at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designations. The Company's adoption on January 1, 2001 did not have a significant effect on the Company's financial position or results of operations.

MARKET FOR THE COMMON STOCK

      There is an established market for Finger Lakes Bancorp common stock which is currently listed on the Nasdaq National Market under the symbol, "FLBC." At December 31, 2000 Finger Lakes Bancorp had 12 market makers.

      The following table sets forth the high and low bid quotes for common stock of Finger Lakes Bancorp and its predecessor prior to November 14, 2000, Finger Lakes Financial Corp (SBFL) and the adjusted cash dividends per share declared for the periods indicated. These quotations represent prices between dealers and do not include retail markups, markdowns, or commissions and do not reflect actual transactions. This information has been obtained from monthly statistical summaries provided by the Nasdaq Stock Market. As of December 31, 2000 there were 3,445,110 shares of Finger Lakes Bancorp common stock outstanding which were held by approximately 303 holders of record.

                                                                   Cash Dividend
                                            High Bid     Low Bid      Declared
                                            --------     -------      --------

Fiscal 2000
Quarter Ended December 31, 2000             $ 7.5625     $  6.500     $   0.06
Quarter Ended September 30, 2000            $ 7.0625     $  6.250     $   0.06
Quarter Ended June 30, 2000                 $ 8.3125     $  5.500     $   0.06
Quarter Ended March 31, 2000                $ 8.1875     $  5.750     $   0.06

Fiscal 1999
Quarter Ended December 31, 1999             $  9.750     $  7.000     $   0.06
Quarter Ended September 30, 1999            $ 11.000     $  8.125     $   0.06
Quarter Ended June 30, 1999                 $ 11.750     $ 10.500     $   0.06
Quarter Ended March 31, 1999                $ 15.750     $ 11.375     $   0.06

----------

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Finger Lakes Bancorp, Inc.:

We have audited the accompanying consolidated statements of financial condition of Finger Lakes Bancorp, Inc. and subsidiary as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Finger Lakes Bancorp, Inc. and subsidiary at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.


                                        /s/KPMG LLP
                                        ----------------------------------------

Syracuse, New York
January 26, 2001

                           FINGER LAKES BANCORP, INC.

                 Consolidated Statements of Financial Condition

                           December 31, 2000 and 1999

                              Assets                             2000              1999
                                                                 ----              ----
Cash and cash equivalents                                   $   4,495,699         6,094,962
Securities available for sale, at fair value                  131,321,731       118,750,207
Securities held to maturity, fair value of $1,563,333
   in 2000 and $1,567,273 in 1999                               1,562,783         1,592,795

Loans                                                         172,374,860       160,203,637
     Less allowance for loan losses                             1,467,524         1,349,477
                                                            -------------       -----------

             Net loans                                        170,907,336       158,854,160

Accrued interest receivable                                     2,479,077         2,180,211
Federal Home Loan Bank stock, at cost                           3,523,000         3,523,000
Premises and equipment, net                                     4,813,729         4,149,400
Bank owned life insurance                                       5,003,333                --
Other assets                                                    5,088,937         5,975,410
                                                            -------------       -----------

             Total assets                                   $ 329,195,625       301,120,145
                                                            =============       ===========

     Liabilities and Stockholders' Equity

Liabilities:
     Deposits                                               $ 228,462,401       208,132,284
     Advances from Federal Home Loan Bank                      60,242,677        69,959,730
     Other liabilities                                          3,919,686         3,649,231
                                                            -------------       -----------

             Total liabilities                                292,624,764       281,741,245
                                                            -------------       -----------

Commitments and contingencies (notes 12 and 13)

Stockholders' equity:
     Preferred stock, $0.01 par value;1,000,000 shares
        authorized; none issued and outstanding                        --                --
     Common stock, $0.01 par value; 5,000,000 shares
        authorized; 3,445,110 and 3,570,000 issued
        and outstanding at December 31, 2000
        and 1999, respectively                                     34,451            35,700
     Additional paid-in capital                                20,068,434         4,786,957
     Retained earnings                                         18,780,317        18,261,689
     Accumulated other comprehensive loss                        (897,815)       (3,524,843)
     Unallocated shares of ESOP                                (1,414,526)         (180,603)
                                                            -------------       -----------

             Total stockholders' equity                        36,570,861        19,378,900
                                                            -------------       -----------

             Total liabilities and stockholders' equity     $ 329,195,625       301,120,145
                                                            =============       ===========

See accompanying notes to consolidated financial statements.

                           FINGER LAKES BANCORP, INC.

                        Consolidated Statements of Income

              For the Years Ended December 31, 2000, 1999 and 1998

                                                               2000            1999           1998
                                                               ----            ----           ----
Interest income:
     Loans                                                  $13,636,565     12,137,138     10,821,304
     Securities                                               8,756,166      8,173,120      7,810,063
     Federal funds sold and other
        short-term investments                                   51,965          6,187         14,085
                                                            -----------     ----------     ----------
                 Total interest income                       22,444,696     20,316,445     18,645,452
                                                            -----------     ----------     ----------

Interest expense:
     Deposits                                                 9,872,931      8,660,307      8,678,198
                                                            -----------     ----------     ----------
     Borrowings                                               3,876,430      3,360,357      2,523,136
                                                            -----------     ----------     ----------
                 Total interest expense                      13,749,361     12,020,664     11,201,334
                                                            -----------     ----------     ----------

             Net interest income                              8,695,335      8,295,781      7,444,118

Provision for loan losses                                       260,000        200,000        240,000
                                                            -----------     ----------     ----------
             Net interest income after
                 provision for loan losses                    8,435,335      8,095,781      7,204,118
                                                            -----------     ----------     ----------

Noninterest income:
     Service charges and other fee income                       988,406      1,026,636        803,134
     Net gain on sales of loans                                  98,941        224,351        276,612
     Net gain on sales of securities available for sale          50,383         77,137        106,231
     Other                                                        3,524             --         15,722
                                                            -----------     ----------     ----------

                 Total noninterest income                     1,141,254      1,328,124      1,201,699
                                                            -----------     ----------     ----------

Noninterest expenses:
     Salaries and employee benefits                           3,820,318      3,591,839      3,322,895
     Office occupancy and equipment                           1,575,984      1,387,261      1,209,563
     Provision for environmental remediation
       of real estate owned                                     180,000         90,000        620,000
     Deposit insurance premiums                                  43,388        119,947        112,400
     Professional fees                                          416,790        347,007        342,144
     Marketing and advertising                                  320,184        247,907        264,185
     Data processing                                            197,134        158,934        119,188
     Real estate owned                                           42,944         72,150          8,650
     Other                                                    1,688,025      1,243,493      1,214,198
                                                            -----------     ----------     ----------

                 Total noninterest expense                    8,284,767      7,258,538      7,213,223
                                                            -----------     ----------     ----------
             Income before income tax
                 expense                                      1,291,822      2,165,367      1,192,594

Income tax expense                                              489,980        860,426        468,565
                                                            -----------     ----------     ----------

             Net income                                     $   801,842      1,304,941        724,029
                                                            ===========     ==========     ==========
             Net income per common share:
                 Basic                                      $      0.24           0.38           0.21
                                                            ===========     ==========     ==========
                 Diluted                                    $      0.24           0.38           0.21
                                                            ===========     ==========     ==========

See accompanying notes to consolidated financial statements.

                           FINGER LAKES BANCORP, INC.

                Consolidated Statements of Stockholders' Equity

              For the Years Ended December 31, 2000, 1999 and 1998

                                                                                                        Unallo-
                                                                                       Accumulated       cated
                                                        Additional                        other          shares
                                           Common         paid-in        Retained      comprehensive       of
                                            stock         capital        earnings      income(loss)       ESOP             Total
                                            -----         -------        --------      ------------       ----             -----
Balance, December 31, 1997               $    35,700     4,675,886      16,787,342         433,012       (252,844)      21,679,096

Comprehensive income:
   Net income                                     --            --         724,029              --             --          724,029
   Unrealized loss on securities
     available for sale, net of taxes             --            --              --        (277,607)            --         (277,607)
                                                                                                                        ----------
   Total comprehensive income                                                                                              446,422

Allocation of shares under ESOP                   --        73,370              --              --         36,120          109,490

Cash dividends declared,
  $0.23 per share                                 --            --        (271,412)             --             --         (271,412)
                                         -----------    ----------      ----------      ----------     ----------       ----------

Balance, December 31, 1998                    35,700     4,749,256      17,239,959         155,405       (216,724)      21,963,596

Comprehensive loss:
   Net income                                     --            --       1,304,941              --             --        1,304,941
   Unrealized loss on securities
     available for sale, net of taxes             --            --              --      (3,680,248)            --       (3,680,248)
                                                                                                                        ----------
   Total comprehensive loss                                                                                             (2,375,307)
                                                                                                                        ----------
Allocation of shares under ESOP                   --        37,701              --              --         36,121           73,822

Cash dividends declared,
  $0.24 per share                                 --            --        (283,211)             --             --         (283,211)
                                         -----------    ----------      ----------      ----------     ----------       ----------

Balance, December 31, 1999                    35,700     4,786,957      18,261,689      (3,524,843)      (180,603)      19,378,900

Comprehensive income:
   Net income                                     --            --         801,842              --             --          801,842
   Unrealized gain on securities
     available for sale, net of taxes             --            --              --       2,627,028             --        2,627,028
                                                                                                                        ----------
   Total comprehensive income                                                                                            3,428,870
                                                                                                                        ----------
Issuance of 2,307,325 shares                  (1,249)   15,265,146              --              --             --       15,263,897

Purchase of 184,586 shares by ESOP                --            --              --              --     (1,292,102)      (1,292,102)

Allocation of shares under ESOP                   --        16,331              --              --         58,179           74,510

Cash dividends declared,
  $0.24 per share                                 --            --        (283,214)             --             --         (283,214)
                                         -----------    ----------      ----------      ----------     ----------       ----------

Balance, December 31, 2000               $    34,451    20,068,434      18,780,317        (897,815)    (1,414,526)      36,570,861
                                         ===========    ==========      ==========      ==========     ==========       ==========

See accompanying notes to consolidated financial statements.

                              FINGER LAKES BANCORP

                      Consolidated Statements of Cash Flows

              For the Years Ended December 31, 2000, 1999 and 1998

                                                              2000             1999              1998
                                                              ----             ----              ----
Cash flows from operating activities:
     Net income                                           $    801,842        1,304,941           724,029
     Adjustments to reconcile net income
        to net cash provided by operating activities:
           Depreciation and amortization                       739,869          668,929           597,548
           Amortization of loan fees and other, net            106,441         (171,724)          283,635
           Provision for loan losses                           260,000          200,000           240,000
           Provision for environmental remediation             180,000           90,000           620,000
           Proceeds from sales of loans                      5,305,432       14,224,557        21,411,559
           Loans originated for sale                        (5,188,487)     (15,262,000)      (15,221,497)
           Net gain on sales of loans                          (98,941)        (224,351)         (276,612)
           Net gain on sales of securities available
               for sale                                        (50,383)         (77,137)         (106,231)
           Net loss (gain) on sales of real
               estate owned                                     23,097           15,311           (33,333)
           Allocation of ESOP                                   74,510           73,822           109,490
           Deferred income taxes                                (1,872)         (65,993)         (199,081)
           Increase in accrued interest
               receivable                                     (298,866)        (272,509)         (101,550)
           Decrease (increase) in other assets                (943,313)          25,257           113,906
           Increase in other liabilities                        90,455          517,056            13,070
                                                           -----------      -----------      ------------

                    Net cash provided by
                       operating activities                    999,784        1,046,159         8,174,933
                                                           -----------      -----------      ------------

Cash flows from investing activities:
     Proceeds from maturities of and principal
        collected on securities available for sale           9,845,925       25,395,980        35,669,146
     Proceeds from maturities of and principal
        collected on securities held to maturity                30,000        4,021,823        10,100,000
     Proceeds from sales of securities
        available for sale                                   5,162,044       18,413,431        51,605,954
     Purchases of securities available for sale            (23,155,407)     (53,261,255)     (103,170,611)
     Purchases of securities held to maturity                       --         (969,395)         (640,000)
     Loans originated and purchased                        (36,527,007)     (45,427,221)      (59,177,514)
     Principal collected on loans                           23,864,315       32,528,962        26,044,180
     Purchase of bank owned life insurance                  (5,000,000)              --                --
     Proceeds from sales of real estate owned                  283,636          256,788           277,784
     Purchases of FHLB stock                                        --         (582,200)         (869,700)
     Purchases of premises and equipment, net               (1,404,198)        (262,415)       (1,503,334)
                                                           -----------      -----------      ------------

                    Net cash used in
                       investing activities                (26,900,692)     (19,885,502)      (41,664,095)
                                                           -----------      -----------      ------------

                                                                     (Continued)

                           FINGER LAKES BANCORP, INC.

                                                           2000             1999             1998
                                                           ----             ----             ----
Cash flows from financing activities:
     Net increase (decrease) in savings,
        demand and money market accounts              $ (1,439,464)       1,005,839          749,899
     Net increase in time deposits                      21,769,581        4,692,474       15,149,726
     Net increase (decrease) in short term
        FHLB advances                                  (18,700,000)       3,100,000      (16,008,000)
     Long term advances from FHLB                       10,000,000       23,000,000       35,000,000
     Repayments of long term advances
        from FHLB                                       (1,017,053)     (10,955,531)        (897,730)
     Principal payments on ESOP debt                            --               --         (252,844)
     Net proceeds from stock offering                   13,971,795               --               --
     Common stock dividends paid                          (283,214)        (283,211)        (271,412)
                                                      ------------      -----------      -----------

               Net cash provided by
                    financing activities                24,301,645       20,559,571       33,469,639
                                                      ------------      -----------      -----------

Net increase (decrease) in cash and cash
     equivalents                                        (1,599,263)       1,720,228          (19,523)

Cash and cash equivalents at beginning
     of year                                             6,094,962        4,374,734        4,394,257
                                                      ------------      -----------      -----------

Cash and cash equivalents at end of year              $  4,495,699        6,094,962        4,374,734
                                                      ============      ===========      ===========

Supplemental disclosure of cash flow information:
        Cash paid during the year for:
           Interest                                   $ 13,933,874       11,843,376       10,994,155
                                                      ============      ===========      ===========

           Income taxes                               $    540,000          545,000          582,011
                                                      ============      ===========      ===========

        Non-cash investing activities:
           Transfer of loans to real estate
               owned                                  $    330,325          289,786          233,448
                                                      ============      ===========      ===========

See accompanying notes to consolidated financial statements.

                           FINGER LAKES BANCORP, INC.

                   Notes to Consolidated Financial Statements

                        December 31, 2000, 1999 and 1998

(1)   Summary of Significant Accounting Policies

      Organization

      Finger Lakes Bancorp, Inc. (the Bancorp), through its wholly-owned subsidiary Savings Bank of the Finger Lakes, FSB (the Bank), provides financial services to individuals and businesses primarily in the Finger Lakes region of Upstate New York. The Bancorp and Bank, which are subject to regulation by certain federal agencies including the Office of Thrift Supervision (OTS), are referred to herein as the Company.

      Reorganization and Second Step Conversion

      On January 31, 2000, Finger Lakes Financial Corporation, M.H.C. (the Mutual Holding Company) adopted a Plan of Conversion and Reorganization to convert from a federally chartered mutual holding company to a state chartered capital stock holding company known as Finger Lakes Bancorp, Inc.

      The conversion to a full stock holding company was completed on November 13, 2000. This resulted in Finger Lakes Bancorp, Inc. succeeding Finger Lakes Financial Corp. (the Financial Corp.) (a federally chartered stock holding company formed in August 1998 to hold all outstanding shares of the Bank's common stock) as the stock holding company of Savings Bank of the Finger Lakes. Finger Lakes Bancorp, Inc. sold 2,307,325 shares of Company stock for $7.00 per share in a public stock offering to its depositors. In addition, 1,180,052 minority shares of Finger Lakes Financial Corp. were exchanged into new shares of Finger Lakes Bancorp, Inc. at a ratio of .9643 resulting in total new shares outstanding of 3,445,110.

      The Reorganization was accounted for as a change in corporate form with no resulting change in the historical basis of the Company's assets, liabilities and equity. All references in the consolidated financial statements and notes thereto to share data (including number of shares, per-share amounts, stock option and stock grant data, and fair value of the Company's common stock) have been restated giving retroactive recognition to the exchange ratio.

      Basis of Presentation

      The accompanying consolidated financial statements include the accounts of the Bancorp (after the offering), the Financial Corp. (prior to the offering) and the Bank (for all periods presented). All intercompany accounts and transactions have been eliminated in consolidation.

      The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income and expense, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      Cash and Cash Equivalents

      Cash and cash equivalents include cash on hand, due from banks, federal funds sold and other short-term investments with maturities of less than 90 days.

                           FINGER LAKES BANCORP, INC.

      Summary of Significant Accounting Policies, Continued

      Securities

      The Company classifies its debt securities as either available for sale or held to maturity. Held to maturity securities are those securities that the Company has the intent and the ability to hold until maturity. All other securities are classified as available for sale.

      Available for sale securities are recorded at fair value. Held to maturity securities are recorded at amortized cost. Unrealized holding gains and losses, net of the related tax effect, on available for sale securities are excluded from earnings and are reported as accumulated other comprehensive income or loss in stockholders' equity until realized. Realized gains or losses on securities sold are recognized on the trade date using the specific identification method.

      A decline in the fair value of any available for sale or held to maturity security below cost that is deemed other than temporary is charged to earnings, resulting in the establishment of a new cost basis for the security.

      Interest income includes the amortization of premiums and accretion of discounts as an adjustment to yield using the interest method.

      Loans

      Loans are reported at the principal amount outstanding, net of unearned discount and net deferred fees or costs. Loan origination and commitment fees and certain direct origination costs are deferred and amortized over the contractual life of the related loans using the interest method. Mortgage loans held for sale are reported at the lower of aggregate cost or market value as determined by outstanding commitments from investors or, in the absence of such commitments, the current investor yield requirements. The Company generally retains the servicing rights to loans sold.

      Generally, the Company places all loans 90 days or more past due on non-accrual status. In addition, the Company places any loan on non-accrual status if any part of it is classified as doubtful or loss or if any part has been charged off. When a loan is placed on non-accrual status, any accrued interest is reversed. Subsequent payments are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate collectibility of the loan.

      Allowance for Loan Losses

      The allowance for loan losses is increased by loan loss provisions charged to operations based upon management's evaluation of the loan portfolio, historical loan loss experience, current economic conditions and such other factors as management considers appropriate to estimate loan losses. Management believes that the allowance for loan losses is adequate. Losses on loans (including impaired loans) are charged to the allowance when all or a portion of a loan is deemed to be uncollectible. Recoveries of loans previously charged off are credited to the allowance when realized. While management uses available information to identify losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance at the time of their examination.

                           FINGER LAKES BANCORP, INC.

(1)   Summary of Significant Accounting Policies, Continued

      Allowance for Loan Losses, Continued

      Management considers a loan impaired when, based on current information and events, it is probable that the Company will be unable to collect all principal and interest due under the original terms of the loan agreement. Accordingly, the Company measures certain impaired commercial loans at the present value of future cash flows discounted using the loan's effective interest rate; or at the loan's observable market price; or at the fair value of the collateral, if the loan is collateral dependent. Impairment losses are included in the allowance for loan losses. In considering loans for evaluation of impairment, management generally excludes large groups of smaller balance, homogeneous loans, such as residential mortgage loans, home equity loans and consumer loans. These loans are collectively evaluated for impairment. When a loan is impaired and the future repayment of the recorded balance is doubtful, interest payments received are applied to principal and no interest income is recognized. If the recorded loan balance is expected to be paid, interest income is recognized on a cash basis.

      Mortgage Servicing Rights

      The Company recognizes, as separate assets, the rights to service mortgage loans sold when those rights are retained by the Company. Servicing assets are amortized in proportion to and over the estimated period of net servicing income.

      The Company stratifies its servicing assets by underlying loan type, primarily 15 and 30 year amortizing loans. The estimated fair value of each stratum is determined through a discounted cash flow analysis of future cash flows, incorporating numerous assumptions, including servicing income, servicing costs, market discount rates, and prepayment speeds.

      The Company assesses impairment of servicing assets based on the fair value of the related servicing rights on a stratum-by-stratum basis, with any impairment recognized in earnings through a valuation allowance for each impaired stratum. The valuation allowance is then adjusted in subsequent periods to reflect changes in the measurement of impairment. There was no allowance for impairment of servicing assets at December 31, 2000 and 1999.

      Real Estate Owned

      Real estate owned consists of property acquired through, or by deed in lieu of, foreclosure and is recorded at the lower of cost or fair value. Write-downs to fair value which are required at the time of foreclosure are charged to the allowance for loan losses. After transfer, the property is carried at the lower of cost or fair value, less estimated selling expenses. Adjustments to the carrying value of such properties that result from subsequent declines in value are charged to operations in the period in which the declines occur.

      Provisions for environmental remediation costs related to real estate owned are recorded when it is probable that remedial efforts will be required and the costs can be reasonably estimated.

                           FINGER LAKES BANCORP, INC.

(1)   Summary of Significant Accounting Policies, Continued

      Premises and Equipment

      Land is carried at cost and buildings, furniture, fixtures and equipment are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over estimated useful lives of assets ranging from three to forty years.

      Bank Owned Life Insurance

      The bank owned life insurance ("BOLI") was purchased as a financing tool for employee benefits. The value of life insurance financing is the tax preferred status of increases in life insurance cash values and death benefits and the cash flow generated at the death of the insured. The purchase of BOLI results in an interest sensitive asset on the Company's consolidated statements of financial condition that provides monthly tax-fee income to the Company. The largest risk to the BOLI program is credit risk of the insurance carriers. To mitigate this risk, annual financial condition reviews are completed on all carriers. BOLI is carried as an asset on the Company's consolidated statements of financial condition at current cash surrender value. Increases in cash surrender value are reported as other noninterest income in the Company's consolidated income statements.

      Federal Home Loan Bank (FHLB) Stock

      As a member of the FHLB system, the Company is required to maintain an investment in FHLB stock equal to the greater of 1% of the aggregate outstanding mortgage loans held by the Company, or 5% of total outstanding advances. FHLB stock is a non-marketable security and, accordingly, is carried at cost.

      Income Taxes

      Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

      Pension Plan

      The Company has a defined benefit pension plan covering substantially all employees. The plan provides pension benefits that are based on each employee's years of service and average compensation prior to retirement. The Company's funding policy is to contribute annually at least the minimum amount required by law. The Retirement System for Savings Institutions serves as Plan Trustee and Administrator.

                           FINGER LAKES BANCORP, INC.

(1)   Summary of Significant Accounting Policies, Continued

      Stock Option and Management Recognition Plans

      The Company has a stock option plan and a management recognition plan for officers and key employees. The Company has elected to continue to apply the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in Statement of Financial Accounting Standards (SFAS) No. 123 had been applied. Accordingly, no compensation expense has been recorded for the stock option plan and compensation expense for the management recognition plan is recognized on a straight-line method over the vesting period.

      Net Income Per Common Share

      Basic net income per common share is computed by dividing net income by the weighted average number of total common shares outstanding during the period. Diluted net income per common share reflects the effects of incremental common shares (computed using the treasury stock method) that would be issuable upon exercise of dilutive stock options.

      Financial Instruments With Off-Balance Sheet Risk

      The Company does not engage in the use of derivative financial instruments. The Company's only financial instruments with off-balance sheet risk are commercial letters of credit and mortgage and commercial loan commitments. These off-balance sheet items are shown in the Company's consolidated statement of financial condition upon funding.

      Business Segments

      The Company engages in the traditional operations of a community banking enterprise, principally the delivery of loan and deposit products and other financial services. Management makes operating decisions and assesses performance based on an ongoing review of the Company's community banking operations, which constitute the Company's only operating segment for financial reporting purposes.

      Reclassifications

      Certain items in the prior year financial statements have been reclassified in order to be consistent with the current year's presentation.

      New Accounting Standards

      SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, requires that all derivatives be recognized as either assets or liabilities in the statement of financial condition and that those instruments be measured at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designations. The Company's adoption on January 1, 2001 did not have a significant effect on the Company's financial position or results of operations.

                           FINGER LAKES BANCORP, INC.

(2)   Securities

      The aggregate amortized cost and fair value of securities are as follows:

                                                Amortized   Unrealized     Unrealized
                                                  Cost         Gains         Losses       Fair Value
                                                  ----         -----         ------       ----------
  December 31, 2000
    Securities Available for Sale
         Debt securities:
            U.S. Government and
               agency bonds                   $ 45,447,864          --       852,833      44,595,031

            Mortgage-backed securities:
               Collateralized mortgage
                   obligations                  49,611,476     113,297       492,918      49,231,855
               FNMA                             11,614,485      21,379       158,750      11,477,114
               FHLMC                             3,906,309      13,588        25,307       3,894,590
               GNMA                              8,518,572      41,675         2,746       8,557,501
            Corporate bonds                      6,460,540      39,139        39,579       6,460,100
            Asset-backed securities              5,652,240      14,285         1,236       5,665,289
                                              ------------     -------     ---------     -----------
                     Total debt
                       securities              131,211,486     243,363     1,573,369     129,881,480

         Equity securities                       1,606,602          86       166,437       1,440,251
                                              ------------     -------     ---------     -----------

                     Total securities
                       available for sale     $132,818,088     243,449     1,739,806     131,321,731
                                              ============     =======     =========     ===========

    Securities Held to Maturity
         Municipal bonds                      $  1,562,783       1,491           941       1,563,333
                                              ============     =======     =========     ===========

December 31, 1999
    Securities Available for Sale
         Debt securities:
            U.S. Government and
               agency bonds                   $ 45,400,944          --     2,854,708      42,546,236
            Mortgage-backed securities:
               Collateralized mortgage
                   obligations                  51,996,360       1,658     1,856,404      50,141,614
               FNMA                             12,307,199          --       488,636      11,818,563
               FHLMC                             4,585,345       1,728        92,363       4,494,710
               GNMA                              3,949,078          --       138,987       3,810,091
            Corporate bonds                      4,729,416          --       170,461       4,558,955
                                              ------------     -------     ---------     -----------

                       Total debt
                         securities            122,968,342       3,386     5,601,559     117,370,169

                           FINGER LAKES BANCORP, INC.

(2)   Securities, Continued

                                          Amortized   Unrealized   Unrealized
                                            Cost         Gains       Losses      Fair Value
                                            ----         -----       ------      ----------
December 31, 1999, Continued
     Equity securities                     1,656,602        61       276,625       1,380,038
                                        ------------     -----     ---------     -----------

               Total securities
                 available for sale     $124,624,944     3,447     5,878,184     118,750,207
                                        ============     =====     =========     ===========

Securities Held to Maturity
        Municipal bonds                 $  1,592,795        --        25,522       1,567,273
                                        ============     =====     =========     ===========

Proceeds from the sale of securities available for sale for the years ended December 31, 2000,1999, and 1998 were $5,162,044, $18,413,431, and $51,605,954, respectively. Gross gains and losses realized on those sales follow:

                                         2000            1999            1998
                                         ----            ----            ----

Gross realized gains                    $50,383         81,423          313,068
Gross realized losses                        --         (4,286)        (206,837)
                                        -------         ------         --------

     Net gains realized                 $50,383         77,137          106,231
                                        =======         ======         ========

The contractual maturities of debt securities at December 31, 2000 are as follows:

                                    Available for Sale             Held to Maturity
                                    ------------------             ----------------
                               Amortized                      Amortized
                                 Cost          Fair Value       Cost        Fair Value
                                 ----          ----------       ----        ----------
One year or less             $    221,258         220,815        31,666        31,666
After one year through
    five years                 14,651,534      14,596,790       150,000       150,000
After five years through
    ten years                  45,159,859      44,353,953     1,206,116     1,206,666
After ten years                71,178,835      70,709,922       175,001       175,001
                             ------------     -----------     ---------     ---------

        Total                $131,211,486     129,881,480     1,562,783     1,563,333
                             ============     ===========     =========     =========

                           FINGER LAKES BANCORP, INC.

(2)   Securities, Continued

      Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay the obligation with or without prepayment penalties.

      At December 31, 2000 and 1999, securities carried at $42,132,832 and $46,119,705, respectively, were pledged to secure advances from the FHLB of New York.

      At December 31, 2000, approximately 39% of the Company's collateralized mortgage obligation (CMO) portfolio was invested in private issues versus approximately 61% invested in government agency issues. Private issue CMO's have greater risk associated with them; however those issues in which the Company has invested have the highest Standard & Poor's rating of AAA.

(3)   Loans

      Loans consist of the following at December 31, 2000 and 1999:

                                                   2000               1999
                                                   ----               ----
Mortgage loans:
     One to four family                        $  84,489,638      $  90,705,678
     Multi-family and commercial                  35,723,197         28,041,856
     Construction                                  2,754,775          2,695,125
                                               -------------      -------------

         Total mortgage loans                    122,967,610        121,442,658

Commercial business                               13,987,167          9,895,868
Home equity and property improvement loans        21,042,842         18,234,697
Mobile home loans                                  8,429,048          4,500,533
Consumer loans                                     5,761,535          5,966,557
                                               -------------      -------------

         Total loans                             172,188,202        160,040,313

Premiums, net of deferred fees                       186,658            163,324
Allowance for loan losses                         (1,467,524)        (1,349,477)
                                               -------------      -------------

         Net loans                             $ 170,907,336      $ 158,854,160
                                               =============      =============

The following table summarizes activity in the allowance for loan losses:

                                        2000             1999            1998
                                        ----             ----            ----

Balance, beginning of year          $ 1,349,477       1,175,758       1,148,786
Provision for loan losses               260,000         200,000         240,000
Loans charged-off                      (188,579)       (211,984)       (293,134)
Recoveries                               46,626         185,703          80,106
                                    -----------       ---------       ---------

Balance, end of year                $ 1,467,524       1,349,477       1,175,758
                                    ===========       =========       =========

                           FINGER LAKES BANCORP, INC.

(3)   Loans, Continued

      Substantially all of the Company's loan portfolio is located in New York State, with the greatest concentration in Ontario, Seneca and Tompkins Counties. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio is susceptible to changes in market conditions in these areas.

      The principal balance of all loans not accruing interest amounted to approximately $229,200 and $586,700 at December 31, 2000 and 1999, respectively. The interest income forgone for non-accruing loans was $33,207, $64,744 and $78,166 for the years ended December 31, 2000, 1999, and 1998, respectively. At December 31, 2000 and 1999, the recorded investment in loans that are considered impaired was $133,339 and $169,924, respectively. The Company has provided an allowance for loan losses of $55,381 and $50,977 at December 31, 2000 and 1999, respectively, for these loans. The average recorded investment in such impaired loans was approximately $126,292 in 2000, $206,500 in 1999 and $331,700 in 1998.
      No interest income was recognized on impaired loans (while such loans were considered impaired) in 2000 and 1999 compared to $12,912 in 1998.

      Proceeds from the sale of residential and commercial mortgage loans to FNMA and others were $5,305,432 in 2000, $14,224,557 in 1999 and
      $21,411,559 in 1998. The net gain on sale of such loans was $98,941, $224,351 and $276,612 for the years ended December 31, 2000, 1999, and 1998 respectively. Loans serviced for others, amounting to $41,713,848 and $39,081,954 at December 31, 2000 and 1999, respectively, are not included in the consolidated financial statements. Originated mortgage servicing rights of $264,469 and $253,785 are included in other assets at December 31, 2000 and 1999, respectively. The net carrying value of these servicing rights approximated fair value. Residential mortgage loans held for sale were $271,199 and $454,700 at December 31, 2000 and 1999, respectively.

(4)   Premises and Equipment

      Premises and equipment consist of the following:

                                                       2000              1999
                                                       ----              ----

Land                                                $  113,000           113,000
Building                                             4,026,208         3,328,317
Furniture, fixtures and equipment                    3,628,562         2,958,367
                                                    ----------         ---------

                                                     7,767,770         6,399,684
Less accumulated depreciation and
    amortization                                     2,954,041         2,250,284
                                                    ----------         ---------

Premises and equipment, net                         $4,813,729         4,149,400
                                                    ==========         =========

Depreciation and amortization expense for the years ended December 31, 2000, 1999, and 1998 was $739,869, $668,929 and $597,548, respectively.

                           FINGER LAKES BANCORP, INC.

(5)   Deposits

      Deposits and the applicable weighted average interest rates at December 31, 2000 and 1999 are summarized as follows:

                                                   2000                       1999
                                                   ----                       ----
                                                        Weighted                    Weighted
                                                         Average                     Average
                                         Amount       Interest Rate     Amount    Interest Rate
                                         ------       -------------     ------    -------------
Demand deposits and NOW
     accounts                         $ 27,201,736        1.05%       24,474,602      1.17%
                                      ------------        ----       -----------      ----

Savings accounts                        38,804,433        2.44%       46,093,326      2.40%
Money market accounts                    8,142,522        4.13%        5,020,227      3.07%
                                      ------------        ----       -----------      ----

                                        46,946,955        2.73%       51,113,553      2.46%
                                      ------------        ----       -----------      ----

Certificates of deposit maturing:
     12 months or less                 117,025,990                    98,308,695
     13-24 months                       18,358,133                    24,778,136
     25-36 months                        5,227,714                     3,742,491
     37-48 months                        1,314,876                     4,007,255
     49-60 months                       12,215,703                     1,634,750
     61 months or longer                   171,294                        72,802
                                      ------------                   -----------
                                       154,313,710        6.16%      132,544,129      5.34%
                                      ------------        ----       -----------      ----

                                      $228,462,401        4.85%      208,132,284      4.15%
                                      ============        ====       ===========      ====

      Certificates of deposit equal to or greater than $100,000 amounted to $26,725,418 and $24,599,864 at December 31, 2000 and 1999, respectively.
      Deposit balances up to $100,000 are FDIC insured.

      Interest on deposits is summarized as follows:

                                         2000            1999            1998
                                         ----            ----            ----

NOW accounts                          $  289,135         279,365         394,664
Savings accounts                       1,115,551       1,280,547       1,365,558
Money market accounts                    265,079         106,266          38,124
Certificates of deposit                8,203,166       6,994,129       6,879,852
                                      ----------       ---------       ---------

                                      $9,872,931       8,660,307       8,678,198
                                      ==========       =========       =========

                           FINGER LAKES BANCORP, INC.

(6)   Advances from Federal Home Loan Bank

      The Company utilizes advance programs offered by the FHLB of New York including a variable rate line of credit agreement with a maximum available limit of $30,406,500. The agreement, which expires October 13, 2001, is renewable on an annual basis. Advances are collateralized by the Company's investment in FHLB stock, a blanket lien on the Bank's 1-4 family mortgage loans and investment securities.

      Total outstanding advances from the FHLB at December 31, 2000 and 1999 are as follows:

                                            2000                          1999
                                --------------------------     --------------------------
                                               Weighted                       Weighted
                                                Average                        Average
                                   Amount    Interest Rate       Amount     Interest Rate
                                   ------    -------------       ------     -------------
Overnight line of credit        $ 5,400,000      6.35%          2,100,000      5.10%
Due in:
   2000                                  --        --          17,000,000      5.79%
   2001                           5,000,000      5.88%          5,000,000      5.88%
   2002                           2,842,677      6.39%          3,859,730      6.36%
   2003                           5,000,000      5.78%         20,000,000      5.52%
   2004                          10,000,000      6.01%         10,000,000      6.01%
   2005                          15,000,000      6.95%                 --        --
   2007                           2,000,000      5.65%          2,000,000      5.65%
   2009                                  --        --          10,000,000      5.01%
   2010                          15,000,000      5.81%                 --        --
                                -----------      ----          ----------      ----

                                $60,242,677      6.20%         69,959,730      5.64%
                                ===========      ====          ==========      ====

      Advances of $37,000,000 at December 31, 2000 are callable at the discretion of the FHLB in or after 2001. Such advances have a weighted average interest rate of 6.11% and mature from 2004 to 2010, if not called earlier.

      During 2000 and 1999, advances from the FHLB had an average outstanding balance of approximately $63,294,000 and $61,923,000, respectively, with the maximum amount outstanding at any month end of $69,811,385 in 2000 and $69,959,730 in 1999. Such borrowings had a weighted-average borrowing rate of 6.12% for 2000 and 5.43% for 1999.

(7)   Income Taxes

      Total income taxes for the years ended December 31, 2000, 1999 and 1998 were allocated as follows:

                                           2000           1999           1998
                                           ----           ----           ----
Income from operations                  $  489,980        860,426       468,565
Stockholders' equity, for
     unrealized gain/(loss) on
     securities available for sale       1,751,352     (2,453,498)     (185,264)
                                        ----------     ----------       -------

Total income taxes                      $2,241,332     (1,593,072)      283,301
                                        ==========     ==========       =======

                           FINGER LAKES BANCORP, INC.

(7)   Income Taxes, Continued

      The components of income tax expense (benefit) attributable to income from operations follow:

                                           Current        Deferred        Total
                                           -------        --------        -----
Year ended December 31, 2000:
     Federal                                418,594        (34,379)      384,215
     State                                   73,258         32,507       105,765
                                          ---------       --------       -------

                                            491,852         (1,872)      489,980
                                          =========        =======       =======

Year ended December 31, 1999:
     Federal                              $ 782,650       (114,246)      668,404
     State                                  143,769         48,253       192,022
                                          ---------       --------       -------

                                          $ 926,419        (65,993)      860,426
                                          =========        =======       =======
Year ended December 31, 1998:
     Federal                              $ 492,296       (128,696)      363,600
     State                                  175,350        (70,385)      104,965
                                          ---------       --------       -------

                                          $ 667,646       (199,081)      468,565
                                          =========       ========       =======

      The actual tax expense differs from the "expected" tax expense computed by applying the U.S. Federal corporate income tax rate of 34% to income before income taxes as follows:

                                                         Years Ended December 31,
                                                    2000           1999           1998
                                                    ----           ----           ----
Computed "expected" tax
         expense                                 $ 439,219        736,225        405,482
Increase (decrease) in taxes resulting from:
         State income tax expense,
            net of federal
            income tax benefit                      69,805        125,005         69,277
         Other, net                                (19,044)          (804)        (6,194)
                                                 ---------        -------        -------

                                                 $ 489,980        860,426        468,565
                                                 =========        =======        =======

Effective tax rate:                                   37.9%          39.7%          39.3%
                                                      ====           ====           ====

                           FINGER LAKES BANCORP, INC.

(7)   Income Taxes, Continued

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2000 and 1999 are presented below:

                                                           2000          1999
                                                           ----          ----
Deferred tax assets:
     Excess of allowance for loan losses
         over tax bad-debt reserves                     $  469,644       428,547
     Net unrealized loss on securities
         available for sale                                598,542     2,349,894
     Supplemental retirement benefits                       75,565        76,480
     Postretirement benefits                               134,258       133,910
     Deferred compensation                                  89,005        65,562
     Accrued environmental remediation costs               191,452       266,373
     New York State tax credits                             71,921        77,762
     Other                                                      --        25,463
                                                        ----------     ---------

               Total deferred tax assets                 1,630,387     3,423,991
                                                        ----------     ---------

Deferred tax liabilities:
     Premises and equipment, principally due to
         differences in depreciation                       106,260       155,777
     Mortgage servicing rights                             103,011        98,849
     Other                                                   1,231            --
                                                        ----------     ---------

               Total deferred tax liabilities              210,502       254,626
                                                        ----------     ---------

               Net deferred tax assets included
                 in other assets                        $1,419,885     3,169,365
                                                        ==========     =========

      As a thrift institution, the Bank is subject to special provisions in the Federal and New York State tax laws regarding its allowable tax bad debt deductions and related tax bad debt reserves. The Bank currently calculates its Federal reserve using a loss experience method and its New York State reserve using a percentage of taxable income method. These reserves consist of a defined base-year amount, plus additional amounts ("excess reserves") accumulated after the base year, in each case as defined for Federal and New York State tax purposes. SFAS No. 109 requires recognition of deferred tax liabilities with respect to such excess reserves, as well as any portion of the base-year amount which is expected to become taxable (or "recaptured") in the foreseeable future. For New York State purposes, recognition of deferred tax liabilities is not required on excess reserves resulting from use of the percentage of taxable income method unless all or a portion is expected to become taxable in the foreseeable future.

                           FINGER LAKES BANCORP, INC.

(7)   Income Taxes, Continued

      In accordance with SFAS No. 109, deferred tax liabilities have not been recognized with respect to the Federal base-year reserve of approximately $3,025,000, and the state base-year reserve of approximately $3,240,000 at December 31, 2000, since the Bank does not expect that these amounts will become taxable in the foreseeable future. Under Federal and New York State tax law, as amended, events that would result in taxation of these reserves include redemption of the Bank's stock, payment of dividends or distributions in excess of earnings and profits, or failure by the institution to qualify as a bank for Federal income tax purposes. The unrecognized deferred tax liability at December 31, 2000 with respect to the Federal base-year reserve was $1,030,000. The unrecognized deferred tax liability at December 31, 2000 with respect to the state base-year reserve and the excess reserve resulting from use of the percentage of taxable income method was $160,000 (net of Federal benefit).

      Realization of deferred tax assets is dependent upon the generation of future taxable income or the existence of sufficient taxable income within a loss carryback period. A valuation allowance is recognized when it is more likely than not that some portion of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, management considers the scheduled reversal of the deferred tax liabilities, the level of historical taxable income and projected future taxable income over the periods in which the temporary differences comprising the deferred tax assets will be deductible. Based on its assessment, management determined that no valuation allowance is necessary at December 31, 2000 and 1999.

(8)   Retirement Plans

      The following table sets forth the defined benefit pension and other postretirement plan benefit obligations, fair value of plan assets and funded status, as of and for the years ended December 31, 2000 and 1999, using the most recent actuarial data measured at October 1, 2000 and 1999:

                                                    Pension Benefits          Postretirement Benefits
                                                    ----------------          -----------------------
                                                 2000            1999            2000         1999
                                                 ----            ----            ----         ----
Change in benefit obligation:
 Benefit obligation at beginning of year     $ 2,235,295       2,338,585       352,482       666,771
 Service cost                                    110,723         101,828            --        33,123
 Interest cost                                   170,413         150,864        26,624        42,815
 Curtailment                                          --              --            --      (232,831)
 Actuarial (gain)/loss                           (35,775)       (211,701)       46,791      (141,240)
 Benefits paid                                  (155,821)       (144,281)      (37,719)      (16,156)
                                             -----------       ---------       -------       -------

     Benefit obligation at end of year         2,324,835       2,235,295       388,178       352,482
                                             -----------       ---------       -------       -------

Change in plan assets:
  Fair value of plan assets at beginning
         of year                               3,213,016       2,851,610            --            --
  Actual return on plan assets                   547,317         505,687            --            --
  Employer contribution                               --              --        37,719        16,156
  Benefits paid                                 (155,821)       (144,281)      (37,719)      (16,156)
                                             -----------       ---------       -------       -------

     Fair value of plan assets at end
         of  year                              3,604,512       3,213,016            --            --
                                             -----------       ---------       -------       -------

                           FINGER LAKES BANCORP, INC.

(8)   Retirement Plans, Continued

                                                  Pension Benefits         Postretirement Benefits
                                                  ----------------         -----------------------
                                                2000           1999          2000          1999
                                                ----           ----          ----          ----
Funded status                                 1,279,677       977,721      (388,178)     (352,482)
Unamortized net  obligation at
     transition                                      --            --         8,104         8,683
Unrecognized net (gain) loss subsequent
     to transition                           (1,092,078)     (794,630)       46,791            --
                                            -----------       -------      --------      --------

     Prepaid (accrued) benefit cost at
        year-end                            $   187,599       183,091      (333,283)     (343,799)
                                            ===========       =======      ========      ========

      Pension Plan

      Pension plan expense (benefit) consists of the following in 2000, 1999 and 1998:

                                                2000           1999           1998
                                                ----           ----           ----
Service cost                                 $ 110,723        101,828         69,996
Interest on projected benefit obligation       170,413        150,864        143,289
Expected return on plan assets                (251,242)      (222,442)      (233,416)
Amortization of net transition asset                --        (19,826)       (22,283)
Amortization of unrecognized gain              (34,402)            --        (32,979)
Amortization of unrecognized
         prior service cost                         --            485            590
Termination benefits charge                         --             --         64,561
                                             ---------       --------       --------

Net periodic pension expense (benefit)       $  (4,508)        10,909        (10,242)
                                             =========       ========       ========

Weighted average discount rate                    7.75%          7.75%          6.50%
                                                  ====           ====           ====

Expected long-term rate of return                 8.00%          8.00%          8.00%
                                                  ====           ====           ====

      The projected benefit obligation for the pension plan assumed a long-term rate of increase in future compensation levels of 5.5%, 5.5% and 4.5% for 2000, 1999 and 1998, respectively.

      Postretirement Plan

      Net periodic postretirement benefit cost included the following in 2000, 1999 and 1998:

                                                 2000         1999         1998
                                                 ----         ----         ----

Service cost                                    $    --       33,123      25,051
Interest cost                                    26,624       42,815      37,889
Net curtailment charge                               --       26,672          --
Net amortization and deferral                       579       21,381      17,033
                                                -------      -------      ------

         Net periodic postretirement
             benefit cost                       $27,203      123,991      79,973
                                                =======      =======      ======

                           FINGER LAKES BANCORP, INC.

(8)   Retirement Plans, Continued

      For measurement purposes, an annual rate of increase in the per capita cost of average health care benefits for retirees of 6.5% was assumed at December 31, 2000 and 1999. The rate is assumed to decrease gradually to 5.0% over the next five years and remain at that level thereafter. The health care cost trend assumption affects the amounts reported. To illustrate, increasing the assumed health care cost trend rates by 1% in each year would increase the accumulated postretirement benefit obligation at December 31, 2000 by $22,300, and the net periodic postretirement benefit cost by $1,454 for the year then ended.

      The weighted average discount rate used in determining the accumulated postretirement obligation was 8.00%, 7.75% and 6.50% for 2000, 1999 and 1998, respectively.

      During 1999, the Company curtailed the postretirement plan by discontinuing to offer postretirement benefits to employees. As a result, the Company incurred a $26,672 net curtailment charge which represented the accelerated amortization of substantially all of the transition obligation less the reduction in the projected benefit obligation.

      401(k) Plan

      The Company has a 401(k) plan covering substantially all employees. The Company currently does not match employee contributions to the 401(k) plan. Participants vest immediately in their own contributions and over a period of six years in any Company contributions. Expense for this plan was $10,200, $7,900 and $7,300 for the years ended December 31, 2000, 1999 and 1998, respectively.

      Supplemental Employee Retirement Plan (SERP)

      The Company maintains a nonqualified SERP for key executives. The following table sets forth the changes the SERP's benefit obligation and plan assets for 2000 and 1999, using the most recent actuarial data measured at December 31, 2000 and 1999:

                                                             2000         1999
                                                             ----         ----
Change in benefit obligation:
     Benefit obligation at beginning of year              $ 415,542     418,453
     Interest cost                                           30,647      26,032
     Actuarial loss                                           2,194      16,076
     Benefits paid                                          (43,893)    (45,019)
                                                          ---------    --------

         Benefit obligation at end of year                  404,490     415,542
                                                          ---------    --------

Change in plan assets:
     Fair value of plan assets at beginning of year              --          --
     Employer contributions                                  43,893      45,019
     Benefits paid                                          (43,893)    (45,019)
                                                          ---------    --------

         Fair value of plan assets at end of year                --          --
                                                          ---------    --------

                           FINGER LAKES BANCORP, INC.

(8)   Retirement Plans, Continued

      Supplemental Employee Retirement Plan (SERP), Continued

                                                           2000          1999
                                                           ----          ----

Funded status                                            (404,490)     (415,542)
Unamortized net obligation at transition                  284,250       303,200
Unrecognized net loss subsequent to transition             16,315        14,121
Unrecognized prior service cost                           (89,807)      (98,271)
                                                        ---------      --------

     Accrued benefit cost at year end                   $(193,362)     (196,492)
                                                        =========      ========

      Annual expense related to the SERP consists of the following in 2000, 1999 and 1998:

                                             2000          1999          1998
                                             ----          ----          ----

Interest cost                              $ 30,647       26,032        27,452
Amortization of net transition obligation    18,950       18,950        18,950
Unrecognized prior service cost              (8,464)      (8,464)       (8,464)
                                           --------       ------        ------
Net periodic pension expense               $ 41,133       36,518        37,938
                                           ========       ======        ======

Weighted average discount rate                 8.00%        7.75%         6.50%
                                           ========       ======        ======

(9)   Employee Stock Ownership Plan

      The Company has a noncontributory employee stock ownership plan (ESOP) covering substantially all employees. The Company reports compensation expense equal to the current market price of the shares released to participants each year. In 1995, the ESOP borrowed $471,980 to purchase 91,026 shares of the Company's common stock. The loan currently bears interest at 7.75% and is payable in quarterly installments of $9,030. In 2000, the ESOP borrowed an additional $1,292,102 to purchase 184,586 shares of the Company's common stock. This loan currently bears interest at 9.50% and is payable in quarterly installments of $21,535. At December 31, 2000, 71,155 shares had been released or were committed to be released to employees with the remaining 204,457 unallocated shares held in trust. The fair value of the unallocated shares on December 31, 2000 was $1,533,000. Compensation expense amounted to $74,510, $73,822 and $109,490 for the years ended December 31, 2000, 1999 and 1998, respectively.

(10)  Stock Option and Management Recognition Plans

      In accordance with the 1996 Stock Option Plan (the "SOP"), the Company's Board of Directors may grant stock options to officers and key employees to purchase up to 113,787 shares of authorized but unissued common stock. Options are granted with an exercise price equal to the fair market value at the date of grant. All stock options granted prior to 2000 have ten-year terms and vest and become fully exercisable after five years from the date of grant. Options granted in 2000 have ten-year terms and become fully vested in six months.

                           FINGER LAKES BANCORP, INC.

(10)  Stock Option and Management Recognition Plans, continued

      The following table shows the per share weighted average fair value of stock options granted, with their underlying assumptions, using the Black Scholes option-pricing model:

                                                                  2000          1999          1998
                                                                  ----          ----          ----
Per share weighted average
         fair value of options granted during the year          $ 0.99        $ 1.86        $ 3.64

Expected dividend yield                                           3.20%         2.89%         2.01%
Risk free interest rate                                           5.50%         6.50%         5.25%
Assumed volatility                                               34.64%        37.02%        38.24%
Expected life                                                    10 years      10 years      10 years

      The Company applies APB Opinion No. 25 in accounting for its SOP and accordingly, no compensation cost has been recognized for stock options in the financial statements. Had the Company recognized compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

                                                                      2000          1999         1998
                                                                      ----          ----         ----
Net income                                         As reported     $ 801,842      1,304,941    724,029
                                                     Pro forma       787,844      1,285,456    701,684

Net income per common share - basic                As reported     $    0.24           0.38       0.21
                                                     Pro forma          0.23           0.38       0.21

Net income per common share - dilted               As reported     $    0.24           0.38       0.21
                                                     Pro forma          0.23           0.38       0.20

      Because the Company's stock options have characteristics significantly different from those of traded options for which the Black-Scholes model was developed, and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models, in management's opinion, do not necessarily provide a reliable single measure of the fair value of its stock options.

                           FINGER LAKES BANCORP, INC.

(10)     Stock Option and Management Recognition Plans, continued

Stock option activity for the years ended December 31, 2000, 1999 and 1998 follows:

                                                                    Weighted-
                                                     Number of       average
                                                      shares      exercise price
                                                      ------      --------------

Balance at December 31, 1997                          105,397        $ 9.22
         Granted                                        8,389         17.85
         Forfeited                                     (1,928)        (8.30)
                                                      -------        ------
Balance at December 31, 1998                          111,858        $ 9.88

         Granted                                          964          9.33
         Forfeited                                     (1,928)       (20.62)
         Cancelled                                     (5,785)       (18.65)
                                                      -------        ------

Balance at December 31, 1999                          105,109        $ 9.20

         Granted                                       30,856        $ 6.97
         Forfeited                                     (8,678)        (9.45)
         Cancelled                                    (13,500)       (15.04)
                                                      -------        ------

Balance at December 31, 2000                          113,787        $ 7.88
                                                      =======        ======

      The range of exercise prices and weighted-average remaining contractual life of outstanding options was $6.94 - $11.93 and seven years at December 31, 2000 and $7.00 - $15.04 and six years at December 31, 1999, respectively. At December 31, 2000 and 1999, the number of options exercisable was 63,800 and 56,300 respectively.

      The Company also has a Management Recognition Plan (MRP) pursuant to which the Company's Board of Directors may award shares of common stock to officers and key employees. In 1996, the Company contributed funds to an irrevocable trust held by an independent third party, which purchased 45,515 issued and outstanding shares for $8.75 per share. As of December 31, 2000, all shares had been granted to employees with original vesting periods of three to five years. Compensation expense in the amount of the fair market value of the common stock at the date of the grant to the officer or employee is recognized prorata over the vesting period. MRP expense included in salaries and employee benefits in the consolidated statement of income was $106,000 in 2000, 1999 and 1998.

                           FINGER LAKES BANCORP, INC.

(11)  Net Income Per Common Share

      The following is a summary of the net income per share calculation for the years ended December 31, 2000, 1999 and 1998:

                                                     2000                                   1999
                                                     ----                                   ----
                                                   Weighted                               Weighted
                                                    Average   Per-Share                    Average    Per-Share
                                     Income         Shares      Amount      Income         Shares      Amount
                                     ------         ------      ------      ------         ------      ------
Net income per share - basic
    Weighted average shares                       3,390,047                              3,405,689
                                                  ---------                              ---------
    Income available
       to common
       shareholders                $  801,842     3,390,047     $0.24     $1,304,941     3,405,689     $0.38
                                   ----------     ---------     =====     ----------     ---------     =====

Effect of dilutive securities:
    Common stock options                                157                                 17,762
                                                  ---------                              ---------

Net income per share - diluted     $  801,842     3,390,204     $0.24     $1,304,941     3,423,451     $0.38
                                   ==========     =========     =====     ==========     =========     =====

                                                     1998
                                                     ----
                                                   Weighted
                                                    Average   Per-Share
                                     Income         Shares      Amount
                                     ------         ------      ------
Net income per share - basic
    Weighted average shares                       3,398,137
                                                  ---------
    Income available
       to common
       shareholders                $  724,029     3,398,137     $0.21
                                   ----------     ---------     =====

Effect of dilutive securities:
    Common stock options                             42,412
                                                  ---------

Net Income per share - diluted     $  724,029     3,440,549     $0.21
                                   ==========     =========     =====

(12)  Commitments and Contingencies

      The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are primarily commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk and at December 31, 2000 and 1999 are not reflected in the consolidated statements of financial condition.

      The following is a summary of the maximum credit exposure of each class of lending related off-balance sheet financial instruments outstanding at December 31:

                                                           2000          1999
                                                           ----          ----
Commitments to originate loans:
   Fixed rate mortgage loans                            $   48,000     1,108,450
   Adjustable rate mortgage loans                           40,000       144,000
   Fixed rate commercial real estate loans                 324,000            --
   Adjustable rate commercial real estate loans          2,890,000     1,223,000
   Commercial loans                                        100,000       300,000
   Consumer home equity loans                              255,500       324,100
                                                        ----------     ---------
                                                        $3,657,500     3,099,550
                                                        ==========     =========

                           FINGER LAKES BANCORP, INC.

(12)  Commitments and Contingencies - continued

                                                      2000               1999

Unused lines of credit:
     Construction loans                            $   219,475           994,955
     Commercial lines of credit                      4,145,441         5,355,963
     Home equity lines of credit                     7,331,503         7,859,186
     Other                                             557,567           503,219
                                                   -----------        ----------
                                                   $12,253,986        14,713,323
                                                   ===========        ==========

Outstanding letters of credit                      $    10,000            90,000
                                                   ===========        ==========

Commitments to sell loans:
     Fixed rate mortgage loans                     $   104,200           666,720
                                                   ===========        ==========

      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since certain commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Commitments to originate fixed rate mortgage loans at December 31, 2000 have rates of 7.75%.

      The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer. Substantially all commitments to extend credit, if funded, will represent loans secured by real estate. At December 31, 2000, the Company had no significant concentrations of credit risk in the loan portfolio outside the natural geographic concentration pertaining to the communities that the Company serves.

      The Company enters into forward contracts for future delivery of residential mortgage loans at a specified yield to reduce the interest rate risk associated with fixed rate residential mortgages held for sale and commitments to fund residential mortgages. Credit risk arises from the possible inability of the other parties to comply with the contract terms. Substantially all of the Company's contracts are with FNMA, a U.S. government-sponsored agency.

      At December 31, 2000, the Company occupied branch facilities under noncancelable operating leases. Office occupancy and equipment expense includes rental expense of $306,449, $272,251 and $243,420 for the years ended December 31, 2000, 1999 and 1998, respectively. The approximate future minimum annual rental payments under the existing terms of such leases at December 31, 2000 are as follows: $288,204, $284,250, $296,360 and $308,480 for the years ending December 31, 2001, 2002, 2003, and 2004, respectively, and $2,378,798 in later years.

                           FINGER LAKES BANCORP, INC.

(13)  Environmental Matter

      In April 1989, the Company foreclosed on property that had been a dry cleaning and laundry facility. Environmental investigations revealed groundwater and soil contamination and the Company incurred in excess of $500,000 in remediation costs through 1992. During the period from 1993 to 1998 the Company had discussions with the Department of Environmental Commission (DEC) and performed periodic soil testing to determine if the property could be sold. In October 1998, further testing revealed a new and more volatile contaminant in the soil. As a result, the Company recorded a provision of $620,000 in December 1998 and $90,000 in 1999. The Company received approval from the DEC of a Design Report and Construction Plan in May 2000, and subsequently executed a contract on July 21, 2000 for Remedial Construction, which began in August 2000. As a result of the discussions with the DEC, the Company recorded an additional provision of $180,000 in 2000. The remediation work has now been completed.

      At December 31, 2000, the Company had a $492,000 accrual in other liabilities for the estimated billings associated with the final remediation efforts. Management for the Company believes that the recorded liability should be adequate to cover reasonably anticipated liabilities in connection with this matter. However, it is possible that the Company's liability exposure for the site will exceed the amounts reserved and insured.

(14)  Stockholders' Equity and Regulatory Capital Requirements

      Other Comprehensive Income

      The components of other comprehensive income (loss) for 2000, 1999 and 1998 are as follows:

                                                                2000           1999           1998
                                                                ----           ----           ----
Unrealized holding gains (losses) arising
   during year (pre-tax unrealized holding
   gain (loss) was $4,428,763 in 2000, ($6,056,610)
   in 1999, and ($356,447) in 1998)                          $2,657,258     (3,633,966)     (213,868)

Less: reclassification adjustment for net realized gains
   included in net income (pre-tax of $50,383 in 2000,
   $77,137 in 1999, and $106,231 in 1998)                        30,230         46,282        63,739
                                                             ----------     ----------      --------

Change in unrealized gains on securities,
   available for sale, net of taxes                          $2,627,028     (3,680,248)     (277,607)
                                                             ==========     ==========      ========

      Dividends

      The Mutual Holding Company, which prior to the stock offering owned 2,389,948 shares of stock in the Financial Corp., waived receipt of its dividend, thereby reducing the actual dividend payments. The amount of dividends waived by the Mutual Holding Company was $573,600 in 2000 and 1999, and $550,000 in 1998. The Company's ability to pay dividends is primarily dependent upon the ability of its subsidiary bank to pay dividends to the Company. The payment of dividends by the Bank is subject to continued compliance with minimum regulatory capital requirements. In addition, regulatory approval is generally required prior to the Bank declaring dividends in an amount in excess of net income for that year plus net income retained in the preceding two years.

                           FINGER LAKES BANCORP, INC.

(14)  Stockholders' Equity and Regulatory Capital Requirements, Continued

      Liquidation Account

      In order to grant priority in the Conversion to the eligible depositors, the Bank established a liquidation account at the time of conversion in an amount equal to its total retained earnings at November 10, 1994. In the event of a future liquidation of the converted bank (and only in such event), eligible account holders who continue to maintain accounts shall be entitled to receive a distribution from the liquidation account. The total amount of the liquidation account will be decreased (as balances of eligible accounts are reduced) on annual determination dates. No cash dividends may be paid to the stockholders and no shares may be repurchased by the Company if such actions would reduce the Bank's stockholders' equity below the amount required for the liquidation account. At December 31, 2000, the amount remaining in this liquidation account was approximately $17.1 million.

      Regulatory Capital Requirements

      The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory-and possibly additional discretionary-actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Under the OTS capital regulations in effect at December 31, 2000, the Bank was required to maintain a minimum ratio of tangible capital to tangible assets of 1.5%; a minimum leverage ratio of core (Tier 1) capital to total adjusted tangible assets of 4.0%; and a minimum ratio of total capital (core capital and supplementary capital) to risk-weighted assets of 8.0%, of which 4.0% must be core (Tier 1) capital.

      The regulations establish a framework for the classification of savings institutions into five categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Generally, an institution is considered well capitalized if it has a core (Tier 1) capital ratio of at least 5.0%; a core (Tier 1) risk-based capital ratio of at least 6.0%; and a total risk-based capital ratio of at least 10.0%.

      Management believes that, as of December 31, 2000 and 1999, the Bank meets all capital adequacy requirements to which it is subject. Further, the most recent OTS notification categorized the Bank as a well-capitalized institution under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the Bank's capital classification.

      The following is a summary of the Bank's actual regulatory capital amounts and ratios as of December 31, 2000 and 1999, compared to the OTS requirements for minimum capital adequacy and for classification as a well-capitalized institution. OTS capital regulations apply at only the Bank level as the OTS does not impose capital requirements at the holding company level.

                           FINGER LAKES BANCORP, INC.

(14)  Stockholders' Equity and Regulatory Capital Requirements, Continued

      Regulatory Capital Requirements, Continued

                                                               Minimum
                                       Actual                Requirement            Well Capitalized
                                       ------                -----------            ----------------
                              Amount         Ratio      Amount         Ratio       Amount       Ratio
                              ------         -----      ------         -----       ------       -----
December 31, 2000

Total capital (to risk
   weighted assets)         $34,764,000     20.68%     13,446,720      8.00%     16,808,400     10.00%
Tier 1 capital (to risk
   weighted assets)          34,308,000     20.41%      6,723,360      4.00%     10,085,040      6.00%
Tier 1 capital (to
   average assets)           34,308,000     10.34%     13,277,800      4.00%     16,597,250      5.00%
Tangible capital             34,308,000     10.34%      4,979,175      1.50%             --        --

      2000 Adjusted Tangible Assets were $331,945,000. 2000 Risk Weighted Assets were $168,084,000.

                                                               Minimum
                                       Actual                Requirement            Well Capitalized
                                       ------                -----------            ----------------
                              Amount         Ratio      Amount         Ratio       Amount       Ratio
                              ------         -----      ------         -----       ------       -----
December 31, 1999

Total capital (to risk
    weighted assets)        $23,034,000     16.66%     11,058,800      8.00%     13,823,500     10.00%
Tier 1 capital (to risk
    weighted assets)         22,597,000     16.35%      5,529,400      4.00%      8,294,100      6.00%
Tier 1 capital (to
    average assets)          22,597,000      7.41%     12,202,480      4.00%     15,253,100      5.00%
Tangible capital             22,597,000      7.41%      4,575,930      1.50%             --        --

      1999 Adjusted Tangible Assets were $305,062,000. 1999 Risk Weighted Assets were $138,235,000.

      Regulatory capital ratios of the Company at December 31, computed on a consolidated basis are summarized below:

                                                              2000         1999
                                                              ----         ----
Total capital (to risk weighted assets)                      22.78%       16.81%
Tier 1 capital (to risk weighted assets)                     22.51%       16.50%
Tier 1 capital (to average assets)                           11.33%        7.46%
Tangible capital                                             11.33%        7.46%

(15)  Fair Value of Financial Instruments

      The following methods and assumptions were used by the Company in estimating its fair value disclosure for financial instruments:

      Securities

      Fair values for securities are based on quoted market prices. Where quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

                           FINGER LAKES BANCORP, INC.

(15)  Fair Value of Financial Instruments, Continued

      Loans

      The fair values of variable rate loans that reprice frequently and have no significant credit risk, approximate carrying amounts. Fair values of fixed rate residential mortgage loans are based on quoted market prices of similar loans sold in the secondary market, adjusted for differences in loan characteristics. The fair values of other loans are estimated through discounted cash flow analyses using interest rates currently being offered for loans with similar terms and credit quality.

      Delinquent loans are valued using the discounted cash flow methods described above. While credit risk is a component of the discount rate used to value loans, delinquent loans are presumed to possess additional risk. Therefore, the calculated fair values of loans delinquent more than 30 days are reduced by an allocated amount of the general allowance for loan losses.

      Deposits

      The fair values of demand deposits, savings accounts and money market accounts are, by definition, equal to the amounts payable on demand at the reporting date (e.g., their carrying amounts). The fair value of fixed maturity time deposits is estimated using a discounted cash flow approach that applies interest rates currently being offered on certificates of deposits to a schedule of weighted average expected monthly maturities.

      Advances from FHLB

      The fair value of advances from the FHLB is estimated using a discounted cash flow approach that applies interest rates currently being offered for advances with similar terms.

      The estimated fair value of the Company's financial assets and liabilities are as follows:

                                          December 31, 2000               December 31, 1999
                                          -----------------               -----------------
                                      Carrying                        Carrying
                                      amounts         Fair value       amounts       Fair value
                                      -------         ----------       -------       ----------
Financial assets:
     Securities                     $132,884,514     132,885,064     120,343,002     120,317,480
     Loans                           170,907,336     170,079,990     158,854,160     158,867,205

Financial liabilities:
     Deposits:
       Demand deposit accounts,
         savings and money
         market accounts              74,148,691      74,148,691      75,588,155      75,588,155
       Certificates of deposit       154,313,710     154,409,907     132,544,129     132,598,680
     Advances from FHLB               60,242,677      60,571,463      69,595,730      70,897,337

                           FINGER LAKES BANCORP, INC.

(15)  Fair Value of Financial Instruments, Continued

      Other Financial Instruments

      Based on the characteristics of cash, cash equivalents, accrued interest receivable, and FHLB stock, the carrying amounts approximate the fair values. The fair values of commitments to extend credit are equal to the deferred fees outstanding, as the contractual rates and fees approximate those currently charged to originate similar commitments.

      Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(16)  Condensed Parent Company Only Financial Information

      The following condensed statements of financial condition of Finger Lakes Bancorp as of December 31, 2000 and 1999 and the condensed statements of income and condensed statements of cash flows for 2000, 1999 and 1998 should be read in conjunction with the consolidated financial statements and related notes.

                                                             December 31,
                                                             ------------
                                                        2000            1999
                                                        ----            ----

Condensed Statements of Financial Condition
      Assets:
           Cash                                      $ 3,242,590     $   210,690
           Notes receivable from
           subsidiary                                  1,415,049         180,603
           Other assets                                   10,211          49,746
           Investment in subsidiary                   33,495,654      19,237,662
                                                     -----------     -----------

                                                     $38,163,504     $19,678,701
                                                     ===========     ===========

      Liabilities and stockholders' equity:
           Note payable to subsidiary$                 1,592,643     $   299,801
           Stockholders' equity                       36,570,861      19,378,900
                                                     -----------     -----------

                                                     $38,163,504     $19,678,701
                                                     ===========     ===========

                           FINGER LAKES BANCORP, INC.

(16)  Condensed Parent Company Only Financial Information, Continued

      Condensed Statements of Income

                                                               December 31,
                                                      ------------------------------
                                                   2000            1999            1998
                                                   ----            ----            ----
Income                                          $  29,638      $    15,958      $   3,596

Expense                                            47,261           22,340          4,553
                                                ---------      -----------      ---------

    Loss before income taxes and
       equity in undistributed earnings
        of subsidiary                             (17,623)          (6,382)          (957)

Income tax benefit                                  7,620            2,591             --
                                                ---------      -----------      ---------

    Loss before equity in undistributed
       earnings of subsidiary                     (10,003)          (3,791)          (957)

Equity in undistributed earnings
       of subsidiary                              811,845        1,308,732        724,986
                                                ---------      -----------      ---------

Net income                                      $ 801,842      $ 1,304,941      $ 724,029
                                                =========      ===========      =========
Condensed Statements of Cash Flows

                                                   2000            1999            1998
                                                   ----            ----            ----
Cash flows from operating activities:
    Net income                                  $ 801,842      $ 1,304,941      $ 724,029
    Adjustments to reconcile net income
       to net cash provided by/(used in)
       operating activities:
           Equity in undistributed earnings
            of subsidiary                        (811,845)      (1,308,732)      (724,985)
           Other, net                              37,902            9,598        (59,345)
                                                ---------      -----------      ---------

              Net cash provided by
                   (used in) operating
                   activities                      27,899            5,807        (60,301)
                                                ---------      -----------      ---------

                           FINGER LAKES BANCORP, INC.

(16)  Condensed Parent Company Only Financial Information, Continued

      Condensed Statements of Cash Flows, Continued

                                                    2000             1999          1998
                                                    ----             ----          ----
Cash flows from investing activities:

    Capitalization of Bank                      (10,742,976)            --             --
    Note receivable issued to subsidiary         (1,292,102)            --       (225,754)
    Principal collected on note receivable           57,656         36,121          9,030
                                               ------------      ---------      ---------

         Net cash provided by (used in)
           investing activities                 (11,977,422)        36,121       (216,724)
                                               ------------      ---------      ---------

Cash flows from financing activities:

    Increase in note payable to subsidiary        1,292,842         10,150        289,651
    Capitalization of Company                            --             --        500,000
    Net proceeds from stock offering             13,971,795             --             --
    Cash dividends paid                            (283,214)      (283,211)       (70,803)
                                               ------------      ---------      ---------

         Net cash (used in) provided by
           financing activities                  14,981,423       (273,061)       718,848
                                               ------------      ---------      ---------

Net (decrease) increase in cash and
  cash equivalents                                3,031,900       (231,133)       441,823

Cash and cash equivalents at beginning
  of  period                                        210,690        441,823             --
                                               ------------      ---------      ---------

Cash and cash equivalents at end
  of period                                    $  3,242,590      $ 210,690      $ 441,823
                                               ============      =========      =========

                           FINGER LAKES BANCORP, INC.

Quarterly Summarized Financial Information (Unaudited)

Selected quarterly financial data for fiscal 2000 and 1999 follows (in thousands, except per share data):

                                                         2000
                                                         ----

By Quarter                             1         2         3         4        Year
                                       -         -         -         -        ----
   Interest income                  $5,335     5,486     5,717     5,907     22,445
   Interest expense                  3,175     3,330     3,568     3,676     13,749
                                    ------     -----     -----     -----     ------
   Net interest income               2,160     2,156     2,149     2,231      8,696

   Provision for loan
     losses                             60        30        60       110        260

   Noninterest income                  250       261       263       367      1,141
   Noninterest expense               2,083     2,046     1,963     2,193      8,285
                                    ------     -----     -----     -----     ------

   Income before income
     tax expense                       267       341       389       295      1,292

   Income tax expense                  103       127       149       111        490
                                    ------     -----     -----     -----     ------

   Net income                       $  164       214       240       184        802
                                    ======     =====     =====     =====     ======

   Net income per common share:

     Basic                          $ 0.05      0.06      0.07      0.06       0.24
     Diluted                        $ 0.05      0.06      0.07      0.06       0.24
                                    ======     =====     =====     =====     ======
                                                         1999
                                                         ----

By Quarter                             1         2         3         4        Year
                                       -         -         -         -        ----
   Interest income                  $4,871     4,987     5,208     5,251     20,317
   Interest expense                  2,910     2,950     3,050     3,111     12,021
                                    ------     -----     -----     -----     ------

   Net interest income               1,961     2,037     2,158     2,140      8,296

   Provision for loan
     losses                             75        50        35        40        200

   Noninterest income                  303       363       307       355      1,328
   Noninterest expense               1,734     1,850     1,797     1,878      7,259
                                    ------     -----     -----     -----     ------

   Income before income
     tax expense                       455       500       633       577      2,165

   Income taxes                        182       200       260       218        860
                                    ------     -----     -----     -----     ------

   Net income                       $  273       300       373       359      1,305
                                    ======     =====     =====     =====     ======

   Net incomeper common
     share:

     Basic                          $ 0.08      0.08      0.11      0.11       0.38
     Diluted                        $ 0.08      0.08      0.11      0.11       0.38
                                    ======     =====     =====     =====     ======

                           FINGER LAKES BANCORP, INC.

Quarterly Summarized Financial Information (Unaudited) - Continued

                                                                1998
                                                                ----

By Quarter                                    1         2         3          4         Year
                                              -         -         -          -         ----
   Interest income                         $4,443     4,551     4,693      4,959      18,646
   Interest expense                         2,617     2,730     2,885      2,969      11,201
                                           ------     -----     -----      -----      ------

   Net interest income                      1,826     1,821     1,808      1,990       7,445

   Provision for loan
     losses                                    60        60        60         60         240

   Noninterest income                         238       322       285        356       1,201
   Noninterest expense                      1,562     1,623     1,661      2,367       7,213
                                           ------     -----     -----      -----      ------

   Income/(loss) before income
     tax expense                              442       460       372        (81)      1,193

   Income tax expense                         176       184       142        (33)        469
                                           ------     -----     -----      -----      ------

   Net income/(loss)                       $  266       276       230        (48)        724
                                           ======     =====     =====      =====      ======

   Net income/(loss) per common
     share:

     Basic                                 $ 0.07      0.08      0.07      (0.01)       0.21
     Diluted                               $ 0.07      0.08      0.07      (0.01)       0.21
                                           ======     =====     =====      =====      ======

                              CORPORATE INFORMATION

                           Finger Lakes Bancorp, Inc.

Directors

G. Thomas Bowers                               James E. Hunter                              Arthur W. Pearce
Chairman, President &                          Director, NYS Agricultural Experiment        Retired Senior Vice President
Chief Executive Officer                        Station                                      M & T Bank

Michael J. Hanna                               Ronald C. Long                               Joan C. Rogers
Director of Athletics                          President, Long Milk Hauling & Trucking      Retired Vice President
Hobart & William Smith Colleges                Owner, R. C. Long Construction               BJR Broadcasting

Chris M. Hansen                                Bernard G. Lynch
Retired Owner                                  Retired President
C. M. Hansen Farms, Inc.                       Lynch Furniture Stores

Officers

G. Thomas Bowers                               Terry L. Hammond                             Richard J. Harrison
Chairman, President &                          Executive Vice President &                   Executive Vice President &
Chief Executive Officer                        Chief Financial Officer                      Chief Credit Officer

Thomas A. Mayfield                             Leslie J. Zornow
Senior Vice President & Senior Loan Officer    Senior Vice President, Retail Banking
                                                 Savings Bank of the Finger Lakes
Officers

G. Thomas Bowers                               Diana R. Johnson                             Assistant Vice Presidents
Chairman, President &                          Vice President & Controller
Chief Executive Officer                                                                     David R. Caster, Asset Management
                                                                                            Kathleen M. Fay, Loan Servicing
Terry L. Hammond                               Richard R. Sisson                            Susan M. Hibbard, Branch Manager
Executive Vice President &                     Vice President, Community Lending            Kelly J. Mittiga, Branch Manager
Chief Financial Officer                                                                     R. David Patz, Commercial Lending
                                                                                            Beth M. Putnam, Branch Manager
                                                                                            Nancee K. Scott, Branch Manager
Richard J. Harrison                            Dale E. Sollenberger
Executive Vice President &                     Vice President, Information Technology
Chief Credit Officer                                                                        Bank Officers

Thomas A. Mayfield                             Nancy L. Baker                               Tyna L. Borrelli
Senior Vice President & Senior Loan Officer    Vice President, Project Management           Margaret R. Bouchey
                                                                                            Kerth M. Friel
Leslie J. Zornow                               Peter W. Hin                                 Molly Mahoney
Senior Vice President, Retail Banking          Vice President, Commercial Lending           Mary H. Raeman
                                                                                            Thomas J. Short
Robert F. Eberle                               Timothy J. McLoughlin                        Pennie L. Smith
Vice President, Operations                     Vice President, Commercial Lending           Jane C. Spano

                              CORPORATE INFORMATION

Tompkins County Advisory Board

Stanley Goldberg                               Robert Lama                                  William Zikakis
Bishop's Hardware Home Center                  The Lama Agency                              Buttermilk Development

Bruce Kane                                     Libby Long
Certified Public Accountant                    David Long Appraisal

Executive Offices                              NASDAQ Trading Symbol                        Transfer Agent

470 Exchange Street                            "FLBC" - Finger Lakes Bancorp, Inc.          American Stock Transfer & Trust
Geneva, New York  14456                                                                     40 Wall Street
(315) 789-3838                                                                              New York, New York  10005

Banking Offices
                                                                                            Stockholder Relations
Main Office                                    South Meadow Branch Office
470 Exchange Street                            702 South Meadow Street                      Terry L. Hammond
Geneva, New York  14456                        Ithaca, New York  14850                      Executive Vice President &
(315) 789-3838                                 (607) 272-2211                               Chief Financial Officer
Nancee Scott, Manager                          Beth Putnam, Manager                         Savings Bank of the Finger Lakes
                                                                                            470 Exchange Street
Pyramid Branch Office                          Canandaigua Branch Office                    Geneva, New York  14456
Rts. 5 & 20                                    659 South Main Street                        (315) 789-3838
Geneva, New York  14456                        Canandaigua, New York  14424                 thammond@sbfl.com
(315) 789-6004                                 (716) 393-0660
Kelly Mittiga, Manager                         Susan Hibbard, Manager                       Auditors

Seaway Branch Office                           Auburn Branch Office                         KPMG LLP
Rts. 5 & 20                                    108 Genesee Street                           113 South Salina Street
Waterloo, New York  13165                      Auburn, New York  13021                      Syracuse, New York  13104
(315) 539-0200                                 (315) 253-3355
Molly Mahoney, Manager                         Pennie Smith, Manager                        Counsel

Ithaca Commons Branch Office                   10K Availability                             Luse Lehman Gorman Pomerenk & Schick
301 East State Street                                                                       5335 Wisconsin Avenue, N.W.
Ithaca, New York  14850                        Copies of the Finger Lakes                   Suite 400
(607) 272-1111                                 Bancorp, Inc. Form 10-K for the              Washington, D.C.  20015
Jane Spano, Manager                            year ended December 31, 2000 are
                                               available free of charge to                  Market Makers
                                               stockholders upon written request
                                               to:                                          Friedman, Billings, Ramsey & Co.
                                                                                            Sandler O'Neill & Partners, LP
                                               Savings Bank of the Finger Lakes             Tucker Anthony, Inc.
                                               470 Exchange Street
                                               Geneva, New York  14456
                                               Attn:  Terry L. Hammond