Form 10-K405, Exhibit 13
period 2001-12-31
FINGER LAKES BANCORP INC
filed 2002-03-28
CIK 1109401

                                                                      Exhibit 13




                           Finger Lakes Bancorp, Inc.

                        Annual Report, December 31, 2001

                                TABLE OF CONTENTS



                                                                                                      Page
                                                                                                      ----


     President's Message                                                                                i

     Selected Consolidated Financial Information                                                        1

     Management's Discussion and Analysis of Financial Condition and Results of Operations              3

     Independent Auditors' Report                                                                      12

     Consolidated Financial Statements                                                                 13

     Notes to Consolidated Financial Statements                                                        19

     Quarterly Summarized Financial Information (Unaudited)                                            49

     Directors and Officers                                                                            50

     Corporate Information                                                                             51


Dear Shareholder:

The year just concluded was an excellent one for our company. Net income was a record $1.9 million or $.59 per diluted share. This represents a 138% increase over the previous year's results. The fourth quarter was particularly strong with net income of $634,000.

These excellent results are attributed to a number of factors. First was a strategy implemented in early 2001 to shorten the maturities of our time deposit accounts in anticipation of lower interest rates. Secondly, we determined to position our deposit pricing at or below the mid-point of the market. Finally, we continued to aggressively pursue quality commercial loan opportunities in our market area in an effort to shift the mix in our loan portfolio away from residential mortgages to higher yielding commercial loans.

[GRAPH]

                ASSETS

 '97     '98     '99     '00     '01
-----   -----   -----   -----   -----
247.7   282.4   301.1   392.2   343.4


The result was a substantial improvement in net interest rate spread. At December 31, 2001, our spread had increased to 3.27%, up 75 basis points from the previous year-end. Asset quality continues to be a priority for us and we maintained our excellent position in 2002. Our ratio of non-performing assets to total assets was .20% as of December 31, 2001 while the allowance for loan losses equaled 425% of non-performing loans.

[GRAPH]

              DEPOSITS

 '97     '98     '99     '00     '01
-----   -----   -----   -----   -----
186.5   202.4   208.1   228.5   231.7

Additionally, our continued strategy of improving non-interest income began to pay off in 2001. Non-interest income, consisting of fees on deposit products, income from bank owned life insurance, gains on sale of loans and securities, and loan servicing fees totaled $2.5 million in 2001, an increase of $1.4 million from the previous year.

Our share price improved in 2001 from $7.50 at the beginning of the year to $10.75 at year-end. This amounts to an increase of 43%. Our share price benefited substantially from the sector movement for smaller publicly traded thrifts and our financial results justified the appreciation of share price.

                LOANS

 '97     '98     '99     '00     '01
-----   -----   -----   -----   -----
119.1   145.7   159.5   172.4   180.2


With a focus on capital management, in November 2001 we announced a 5% share repurchase program and in February 2002 we announced a second 5% buyback.

Of particular note during the year was the development of our Small Business Banking Services program. Through this program we provide an excellent package of business products including business checking with online banking, small business loans, business credit cards, payroll services and lease security accounts. In addition, we are committed to providing personal attention, quick decisions, fast access to credit and a street level knowledge of the Finger Lakes region to local businesses.

In 2002, we will continue the important initiatives established these past few years. That is, to grow our bank in this wonderful Finger Lakes region by offering convenient locations, competitive products and superior customer service. We will work hard to increase deposits while continuing to expand our customer relationships. We will grow our loan portfolios with an emphasis on commercial lending and expanding our home equity loan portfolio. And we will look for new and expanded sources of revenue through enhanced products, services and delivery channels.

We are fortunate to be located in this area with well positioned offices in Canandaigua, Geneva, Seneca Falls, Auburn and Ithaca. The staff, officers and directors of our company are committed to build upon our solid foundation and to deliver strong results to you, our shareholders.

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

                                                                   AT DECEMBER 31,
                                      ------------------------------------------------------------------------
                                         2001            2000           1999           1998        1997
                                      -----------    -----------     -----------    --------   ----------
                                                                     (IN THOUSANDS)

SELECTED FINANCIAL CONDITION DATA:

  Total assets...................... $343,360        $329,196       $301,120        $282,376       $247,708
  Cash and cash equivalents.........    3,875           4,496          6,095           4,375          4,394
  Securities available for sale.....  135,599         131,322        118,750         115,333         99,880
  Securities held to maturity.......    1,831           1,563          1,593           4,640         14,096
  Loans, net........................  180,223         172,422        159,482         145,654        119,058
  Deposits..........................  231,720         228,462        208,132         202,434        186,534
  Advances from Federal Home Loan
    Bank............................   70,627          60,243         69,960          54,815         36,721
  Stockholders' equity..............   36,751          36,571         19,379          21,964         21,679

                                                               YEAR ENDED DECEMBER 31,
                                      ------------------------------------------------------------------------
                                         2001            2000           1999           1998            1997
                                      -----------    -----------     -----------    --------       -----------
                                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

SELECTED OPERATING DATA:

  Total interest income.............  $23,442        $ 22,445        $20,317        $ 18,645       $ 15,840
  Total interest expense............   13,981          13,749         12,021          11,201          9,197
                                      -------        --------        -------        --------       --------
   Net interest income..............    9,461           8,696          8,296           7,444          6,643
  Provision for loan losses.........      375             260            200             240            120
                                      -------        --------        -------        --------       --------
  Net interest income after provision for
   loan losses......................    9,086           8,436          8,096           7,204          6,523
  Noninterest income................    2,513           1,141          1,328           1,202            721
  Noninterest expense...............    8,859           8,285          7,259           7,213          5,835
                                      -------        --------        -------        --------       --------
  Income before income tax
   expense..........................    2,740           1,292          2,165           1,193          1,409
  Income tax expense ...............      835             490            860             469            562
                                      -------        --------        -------        --------       --------
  Net income .......................  $ 1,905        $    802        $ 1,305        $    724       $    847
                                      =======        ========        =======        ========       ========
  Net income per share- basic.......  $   .59        $    .24        $   .38        $    .21       $    .24
                                      =======        ========        =======        ========       ========
  Net income per share - diluted ...  $   .59        $    .24        $   .38        $    .21       $    .24
                                      =======        ========        =======        ========       ========
  Dividends per share...............  $   .24        $    .24        $   .24        $    .23       $    .20
                                      =======        ========        =======        ========       ========


                                                        AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                        -------------------------------------
                                                    2001         2000         1999         1998         1997
                                                   -------      -------      -------      -------      -------
SELECTED RATIOS:

PERFORMANCE RATIOS:
  Return on assets (ratio of net income to
   average total assets) .....................        0.55%        0.26%        0.44%        0.27%        0.40%
  Return on stockholders' equity (ratio of net
   income to average equity) .................        5.03%        3.76%        6.19%        3.29%        4.05%
  Interest rate spread information (1):
   Average during period .....................        2.63%        2.65%        2.74%        2.71%        2.82%
   End of period .............................        3.27%        2.52%        2.77%        2.73%        2.84%
  Net interest margin
    (net interest income divided by
    average interest-earning assets) .........        2.92%        2.91%        2.93%        2.96%        3.14%
  Noninterest expenses to average total
    assets ...................................        2.57%        2.68%        2.47%        2.74%        2.66%
  Average interest-earning assets to
   average interest-bearing liabilities ......      106.83%      105.60%      104.65%      105.39%      107.29%
  Dividend payout ratio(2) ...................          41%         100%          63%         110%          83%


ASSET QUALITY RATIOS:
  Non-performing assets to total assets(3) ...        0.20%        0.18%        0.32%        0.43%        0.50%
  Allowance for loan losses to
   non-performing loans(3) ...................      424.93%      641.05%      229.81%      115.75%      203.72%
  Allowance for loan losses to loans .........        0.84%        0.84%        0.84%        0.80%        0.96%

CAPITAL RATIOS:
  Stockholders' equity to total assets
   at end of period ..........................       10.70%       11.11%        6.43%        7.78%        8.75%
  Average stockholders' equity to
   average assets ............................       10.99%        6.91%        7.17%        8.36%        9.54%

OTHER DATA:
  Number of full service customer facilities
   at end of period ..........................           7            7            6            6            5

---------------------------------
(1) Interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.
(2) Ratio does not reflect the waiver of dividends by Finger Lakes Financial Corp., M.H.C. on all of its shares prior to 2000.
(3) Nonperforming loans consist of non-accrual loans and non-performing assets consist of non-performing loans, troubled debt restructurings and real estate owned.

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

GENERAL

         Our results of operations depend primarily upon the results of operations of our wholly-owned subsidiary, Savings Bank of the Finger Lakes, which depend primarily on net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets, consisting primarily of loans and investment and mortgage-backed securities, and the interest we pay on our interest-bearing liabilities, primarily savings accounts, time deposits and borrowings. Our results of operations are also affected by our provision for loan losses, other income and other expense. Other expense consists of non-interest expenses, including salaries and employee benefits, occupancy, professional fees, data processing fees, deposit insurance premiums, advertising and other expenses. Other income consists of non-interest income, including service charges and fees, gain on sale of loans and securities, income from bank owned life insurance, and other income. Our results of operations may also be affected significantly by general and local economic and competitive conditions, particularly those with respect to changes in market interest rates, government policies and actions of regulatory authorities.

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

         CONTROLLED GROWTH WHILE EXPANDING OUR MARKET AREA. We have sought to increase our presence in the Finger Lakes region in New York by expanding our branch network and by emphasizing a variety of loan products in addition to traditional one- to four-family mortgage loans. As a result, our assets have increased to $343.4 million at December 31, 2001, from $247.7 million at December 31, 1997, an increase of 38.6%. During this period, we have increased our total full-service offices from four to seven. Our growth has been targeted to include those areas of the Finger Lakes region that have shown relative economic strength. Management's goal is to continue to develop an increased market presence in the Finger Lakes region.

         COMPLEMENTING OUR TRADITIONAL MORTGAGE LENDING BY INCREASING MULTI-FAMILY AND COMMERCIAL REAL ESTATE LENDING AS WELL AS NON-MORTGAGE LENDING, PARTICULARLY COMMERCIAL BUSINESS LENDING. To complement our traditional emphasis on one- to four-family mortgage lending, we have sought to increase our multi-family and commercial real estate lending as well as our non-mortgage lending, particularly commercial business lending. At December 31, 2001, our multi-family and commercial real estate loans totaled $45.4 million, or 25.30% of total loans. At December 31, 2001, non-mortgage loans, consisting of commercial business, consumer, mobile home and home equity loans totaled $56.7 million, or 31.60% of total loans. Management has determined to emphasize its commercial business lending activities, and in this regard, has added to its staff experienced loan officers who are charged with originating and servicing our commercial business loan portfolio. Because the yields on these types of loans are generally higher than the yields on one- to four-family mortgage loans, our goal over the next several years is to increase the origination of these loans consistent with safety and soundness considerations. Although these loans offer higher yields than one- to four-family mortgage loans, they also involve greater risk.

         MAINTAINING ASSET QUALITY. Our high asset quality is a result of our underwriting standards, the diligence of our loan collection department in contacting delinquent borrowers and the stability of the local economy. We also invest in mortgage-backed securities issued by Freddie Mac, Fannie Mae and Ginnie Mae and other investment securities, primarily backed by U.S. government agencies. We only purchase investment securities rated "A" or higher by Moodys Investment Rating Service. At December 31, 2001, our ratio of non-performing assets to total assets was 0.20%, and our ratio of non-performing loans to total loans was also 0.20%.

         INCREASING FEE AND SERVICING INCOME. We have sought to increase and diversify our sources of fee income. We receive fee income from the servicing of loans sold in the secondary market and from fees on our deposit accounts. In recent periods we have sold fixed rate mortgages into the secondary market without recourse and on a servicing retained basis. During the years ended December 31, 2001, 2000 and 1999 gains on the sale of loans amounted to $170,000, $99,000 and $224,000 respectively. At December 31, 2001 residential mortgage loans serviced for others totaled $49.3 million. Our fee and servicing income has increased as a result of fees received from certain deposit accounts. During the year ended December 31, 2001 service charges on deposit accounts totaled $986,000 as compared to $741,000 and $653,000 during the years ended December 31, 2000 and 1999, respectively. We also offer our customers mutual funds, financial planning services and insurance and annuity products through SBFL Agency Inc, a wholly-owned subsidiary of Savings Bank of the Finger Lakes, generating additional sources of fee income.

FINANCIAL CONDITION

         Our total assets as of December 31, 2001 were $343.4 million, a net increase of $14.2 million, or 4.3% from December 31, 2000. The increase was due primarily to a $7.8 million or 4.5% increase in our loan portfolio. Our loan growth is a result of competitive expansion into other markets within the Finger Lakes region in New York attracting new commercial and personal lending customers. With management's continued emphasis on lending activities, home equity loans increased by $3.0 million, mobile home loans increased by $2.7 million and commercial business loans increased by $2.2 million in 2001. Securities classified as available for sale at December 31, 2001 were $135.6 million, an increase of $4.3 million from December 31, 2000, while securities classified as held to maturity at December 31, 2001 were $1.8 million, as compared to $1.6 million at December 31, 2000. In the first quarter of 2001 and the fourth quarter of 2000, we purchased $3.0 million and $5.0 million respectively of bank owned life insurance, as a tax advantaged means of financing employee benefits. Other assets totaled $3.1 million at December 31, 2001, a decrease of $513,000 from 2000. This decrease is primarily due to a reduction in our deferred tax position at year end.

         The growth in assets during 2001 was funded by a combination of a $3.3 million increase in total deposits and an increase in borrowed funds of $10.4 million. Demand deposits, including NOW accounts, increased by $1.7 million and savings and money market accounts increased by $12.5 million, while certificates of deposit decreased $11.0 million or 7.1% in 2001. The decrease in certificates of deposit resulted from a strategy to change our deposit mix in order to lower our cost of funds. Total deposit growth of $7.0 million in our Auburn, Ithaca and Canandaigua markets is reflective of our expansion into those markets and competitively priced deposits, particularly certificates of deposit.

         Stockholders' equity totaled $36.8 million as of December 31, 2001, an increase of $180,000 from December 31, 2000. Net income of $1.9 million ($1.1 million after dividends) contributed to the increase in stockholders' equity, offset by treasury stock purchases in the amount of $2.1 million. Changes in the fair value of securities available for sale, net of related deferred income taxes, also increased equity by $831,000.

     AVERAGE BALANCES, NET INTEREST INCOME AND YIELDS EARNED AND RATES PAID

         The following table presents for the periods indicated the total dollar amount of interest from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. No tax-equivalent adjustments have been made and all average balances are daily average balances. Non-accruing loans have been included in the yield calculations in this table and dividends received are included as interest income. Balance and yield/rate information as of December 31, 2001 is also provided in the table.


                                                    AT DECEMBER 31, 2001          YEAR ENDED DECEMBER 31, 2001
                                                    --------------------          ----------------------------
                                                                  YIELD/        AVERAGE                   YIELD/
                                                     BALANCE      RATE          BALANCE       INTEREST     RATE
                                                    ---------    -------        -------       --------    ------
                                                                    (DOLLARS IN THOUSANDS)
Interest-earning assets:
 Loans(1) ........................................ $  180,223      7.86%       $ 177,897     $  14,268      8.02%
 Securities(2) ...................................    141,868      6.16          145,578         9,161      6.29
 Money market investments                                   -        -               242            13      5.37
                                                   ----------      ----        ---------     ---------      ----
Total interest-earning assets ....................    322,091      7.11          323,717        23,442      7.24
 Non-interest-earning assets .....................     21,269      ----           20,871     ---------      ----
                                                   ----------                  ---------
Total assets ..................................... $  343,360                  $ 344,588
                                                   ==========                  =========

Interest-bearing liabilities:
Deposits(3) ...................................... $  231,720      3.35          232,861     $   9,964      4.28
Borrowed funds ...................................     70,627      5.43           70,157         4,017      5.73
                                                                   ----        ---------     ---------      ----
 Total interest-bearing liabilities ..............    302,347      3.84          303,018        13,981      4.61
Non-interest-bearing liabilities .................      4,262                      3,716     ---------
                                                        -----                      -----

 Total liabilities ...............................    306,609                    306,734
 Stockholders' equity ............................     36,751                     37,854
                                                   ----------                  ---------
Total liabilities and stockholders' equity ......  $  343,360                  $ 344,588
                                                   ==========                  =========

Net interest income .............................                                            $   9,461
                                                                                             =========
Interest rate spread(4) .........................                 3.27%                                     2.63%
                    ==                                            ====                                      ====
Net interest margin(5) ..........................                                                           2.92%
                   ==                                                                                       ====
Average interest-earning assets to
  average interest-bearing liabilities ..........                                                         106.83%
                                                                                                          ======


                                                    YEAR ENDED DECEMBER 31, 2000      YEAR ENDED DECEMBER 31, 1999
                                                    ----------------------------      ----------------------------
                                                     AVERAGE              YIELD/      AVERAGE                YIELD/
                                                     BALANCE   INTEREST    RATE       BALANCE    INTEREST     RATE
                                                     -------   --------   ------      --------   --------    -----
                                                                    (DOLLARS IN THOUSANDS)
Interest-earning assets:
 Loans(1) ........................................  $ 166,072   $13,637     8.21%     $ 153,783   $ 12,137      7.89%
 Securities(2) ...................................    132,125     8,756     6.63        128,761      8,173      6.35
 Money market investments                                 760        52     6.84            114          6      5.26
                                                    ---------   -------     ----      ---------   --------      ----
Total interest-earning assets ....................    298,957    22,445     7.51        282,658     20,316      7.19
 Non-interest-earning assets .....................      9,977   -------     ----         11,101   --------      ----
                                                    ---------                         ---------
Total assets .....................................  $ 308,934                         $ 293,759
                                                    =========                         =========

Interest-bearing liabilities:
Deposits(3) ......................................  $ 219,748   $ 9,873     4.49      $ 208,166   $  8,660      4.16
Borrowed funds ...................................     63,345     3,876     6.12         61,923      3,360      5.43
                                                    ---------   -------     ----      ---------   --------      ----
 Total interest-bearing liabilities ..............    283,093    13,749     4.86        270,089     12,020      4.45
Non-interest-bearing liabilities .................      4,491   -------     ----          2,601   --------      ----
                                                        -----                             -----

 Total liabilities ...............................    287,584                           272,690
 Stockholders' equity ............................     21,350                            21,069
                                                    ---------                         ---------
Total liabilities and stockholders' equity ......   $ 308,934                         $ 293,759
                                                    =========                         =========

Net interest income .............................               $ 8,696                           $  8,296
                                                                =======                           ========
Interest rate spread(4) .........................                           2.65%                               2.74%
                    ==                                                      ====                                ====
Net interest margin(5) ..........................                           2.91%                               2.93%
                   ==                                                       ====                                ====
Average interest-earning assets to
  average interest-bearing liabilities ..........                         105.60%                             104.65%
                                                                          ======                              ======

--------------------
(1)Includes premiums, net of deferred fees.
(2)Includes securities available for sale and held to maturity at amortized cost and Federal Home Loan Bank stock at cost.
(3)Includes noninterest-bearing deposits.
(4)Represents the difference between the weighted average yield on interest-earning assets and the weighted average costs of average interest-bearing liabilities. (5)Net interest income divided by interest-earning assets.

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

                                                                  YEAR ENDED DECEMBER 31,
                                                                  -----------------------
                                                      2001 VS. 2000                         2000 VS. 1999
                                                      -------------                         -------------
                                            INCREASE/(DECREASE)
                                                  DUE TO                          INCREASE/(DECREASE)
                                          ---------------------- TOTAL INCREASE/        DUE TO         TOTAL INCREASE/
                                             RATE        VOLUME    (DECREASE)      RATE        VOLUME     (DECREASE)
                                             ----        ------    ----------      ----        ------     ----------
                                                                           (IN THOUSANDS)
INTEREST-EARNING ASSETS:

Loans...................................  $  (321)     $   952    $   631         $  530       $  970       $ 1,500
Securities..............................     (462)         867        405            369          214           583
Money market investments................       (9)         (30)       (39)            12           34            46
                                          --------     --------   --------        ------           --       -------
   Total interest-earning assets........     (792)       1,789        997            911        1,218         2,129
                                          --------     -------    -------         ------       ------       -------

INTEREST-BEARING LIABILITIES:

Deposits................................     (477)         568         91            731          482         1,213
Borrowed funds..........................     (258)         399        141            439           77           516
                                          --------     --------   --------        ------           --       -------
    Total interest-bearing liabilities..     (735)         967        232          1,170          559         1,729
                                          --------     -------    -------         ------       ------       -------

Increase (decrease) in net interest
  income................................  $    (57)    $   822    $   765         $ (259)      $  659       $   400
                                          ========     =======    =======         ======       ======       =======

RESULTS OF OPERATIONS

         Comparison of the years ended December 31, 2001 and 2000

         NET INTEREST INCOME. Our net interest income is determined by the interest rate spread (i.e., the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities. Net interest income amounted to $9.5 million in 2001, an increase of $765,000 from 2000. The increase resulted from a $24.8 million increase in total average interest-earning assets, primarily from loan growth, offset by a $19.9 million increase in average interest-bearing liabilities, the net of which contributed to a $822,000 increase in net interest income. The average interest rate spread in 2001 was 2.63% versus 2.65% in 2000. The average yield on interest-earning assets decreased 27 basis points, while the average cost of funds decreased 25 basis points from 2000 to 2001, contributing to a $57,000 decrease in net interest income in 2001. The decrease in the average yield on interest earning assets was attributable to a falling rate environment throughout 2001. The cost of funds, correspondingly, decreased as a result of the rate environment, while a large portion of our certificate of deposit portfolio repriced in 2001.

         INTEREST INCOME. Total interest income in 2001 amounted to $23.4 million, an increase of $1.0 million from 2000. Interest income on loans increased to $14.3 million in 2001, an increase of 631,000 from 2000. This improvement was attributable to loan growth as the average total outstanding loan balance increased by $11.8 million to $177.9 million for 2001, offset as the average yield on loans fell to 8.02% in 2001 compared to 8.21% in 2000. Our strategy is to emphasize the origination of commercial real estate loans and commercial business loans, which typically yield higher interest rates. Interest income on securities amounted to $9.2 million, an increase of $405,000 from the prior year. This increase was attributed to growth in the portfolio as the average outstanding securities balance increased by $13.5 million to $145.6 million for 2001, offset by a decrease in the average yield to 6.29%, from 6.63% in 2000.

         INTEREST EXPENSE. Total interest expense in 2001 was $14.0 million, an increase of $231,000 from 2000. In 2001, interest expense on deposits amounted to $10.0 million while interest expense on borrowed funds amounted to $4.0 million. Interest expense on deposits increased due to growth in the average outstanding deposit base of $13.1 million, offset by a decrease in the average cost of funds of 21 basis points to 4.28%. Interest expense on borrowings increased $140,000, from $3.9 million in 2000, due to a $6.8 million increase in average outstanding borrowings, offset by a decrease in the average cost of borrowed funds of 39 basis points to 5.73% for the year ended December 31, 2001.

         PROVISION FOR LOAN LOSSES. Our provision for loan losses amounted to $375,000 in 2001, an increase of $115,000 from the prior year. Our allowance for loan losses amounted to $1.5 million as of December 31, 2001, or 0.84% of total loans outstanding, unchanged from December 31, 2000. Net charge-offs in 2001 were $309,000 versus $142,000 in 2000, representing 0.17% and 0.09%, respectively, of total average loans outstanding. The increase in net charge-offs was primarily a result of losses on two commercial real estate loans, which totaled $285,000. The increase in the provision for loan losses in 2001 also reflects management's consideration of qualitative factors including, but not limited to, the substantial growth in multi-family and commercial business loans and entry into new markets. Management reviews the adequacy of the allowance for loan losses quarterly through an asset classification and review process and an analysis of the level of loan delinquencies and general market and economic conditions.

         NONINTEREST INCOME. Noninterest income, consisting primarily of service charges on deposit accounts, loan servicing fees, income from the sale of annuities and mutual funds, increase in cash value of bank owned life insurance, and gains on loans and securities sold, was $2.5 million in 2001, an increase of $1.4 million or 120.2% compared to 2000. Service charges and other fee income was $1.4 million in 2001, an increase of $439,000 or 45.4% compared to 2000. The increase was primarily attributed to increases in fee income on deposit accounts of $245,000 and an increase of $67,000 of fee income relating to loans. Net gains on sales of securities in 2001 were $490,000, as compared to $50,000 in 2000. Net gains on sales of loans were $170,000 in 2001, as compared to $99,000 in 2000. During 2001, we originated $12.4 million of loans held for sale, versus $5.2 million in 2000, resulting in increased gains. Loan originations were higher in 2001 due to the declining interest rate environment, combined with our loan department being fully staffed during 2001. The increase in cash value of bank owned life insurance amounted to $429,000 compared to $3,000 the prior year. This was due to purchasing the original policy late in 2000, and an additional policy early in 2001. Other noninterest income, consisting primarily of safe deposit box rental and gains on the sale of other assets, was $17,000 in 2001, compared to $21,000 in 2000. This was due primarily to the gain on sale of a bank owned automobile in November 2000 of approximately $6,000.

         NONINTEREST EXPENSE. Noninterest expense amounted to $8.9 million in 2001, compared to $8.3 million in 2000, an increase of 6.9%. Salaries and employee benefits expense increased $547,000 or 14.3%, primarily the result of annual salary increases and the cost of stock-based benefit plans approved and implemented in 2001. Office occupancy and equipment expense increased $89,000 or 5.7%, due primarily to increased utility costs, as well as a full year of expenses relating to our newest branch office in Auburn, New York, which opened in April 2000. We recorded no provisions for environmental remediation of real estate owned during 2001, as compared to $180,000 in 2000. This is primarily the result of management's determination of the provision required each year to ensure that the accrual established for environmental remediation as of December 31 is appropriate. See note 13 of the "Consolidated Financial Statements." Professional fees of $571,000 in 2001, which includes legal, consulting and accounting services, increased $155,000 or 37.1%, due to legal and accounting fees relating to the hiring of consultants to assist in the formation of a real estate investment trust, as well as a decision to outsource our internal audit function, beginning in January 2001. Deposit insurance premiums, which totaled $44,000 for 2001, increased slightly from the same period last year, due to higher deposit levels. Marketing and advertising expense increased $10,000 to $330,000 in 2001. Data processing expense amounted to $225,000, an increase of $27,000 or 13.9%. This increase is primarily the result of additional processing costs associated with the new branch office, and data communications upgraded throughout our operating network. Real estate owned expenses decreased $37,000 or 85.3% to $6,000 in 2001 as compared to $43,000 in 2000, reflecting lower levels of foreclosures in 2001. Other noninterest expense of $1.7 million in 2001 and 2000 is comprised of expenses such as postage, office supplies, telephone charges, loan servicing expenses, director's fees, insurance, and third party check processing.

         INCOME TAXES. Our recorded income tax expense was $835,000 for the year ended December 31, 2001 on income before taxes for the year of $2.7 million, reflecting an effective tax rate of 30.5%. In 2000, the effective rate was 37.9%. This reduction in our effective tax rate is the result of our purchase of bank owned life insurance, which is a tax-advantaged means of financing employee benefits, the formation of a real estate investment trust in September 2001, as well as our investment in municipal bonds, which totaled $4.6 million at December 31, 2001.

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

         INTEREST EXPENSE. Total interest expense in 2000 was $13.7 million, an increase of $1.7 million from 1999. In 2000, interest expense on deposits amounted to $9.9 million while interest expense on borrowed funds amounted to $3.8 million. Interest expense on deposits increased due to both growth in the average outstanding deposit base of $11.6 million, as well as an increase in the average cost of 33 basis points to 4.49%. Interest expense on borrowings increased $516,000, from $3.4 million in 1999, due to a $1.4 million increase in average outstanding borrowings, as well as an increase in the average cost of borrowed funds of 69 basis points to 6.12% for the year ended December 31, 2000.

         PROVISION FOR LOAN LOSSES. Our provision for loan losses amounted to $260,000 in 2000, an increase of $60,000 from the prior year. Our allowance for loan losses amounted to $1.5 million as of December 31, 2000, or 0.84% of total loans outstanding, as compared to $1.3 million or 0.84% at December 31, 1999. The increase in the provision reflects the increase in the total average outstanding loan portfolio, as well as greater emphasis on building our commercial real estate and commercial business portfolios, which typically have greater credit risk. Net charge-offs in 2000 were $142,000 versus $26,000 in 1999, representing 0.09% and 0.02%, respectively, of total average loans outstanding. The increase in net charge-offs was primarily a result of a significant 1999 recovery for $90,000 of a previously charged-off commercial business loan, bringing total recoveries to $186,000 in 1999 as compared to $47,000 in 2000. Also, gross loan charge-offs declined by $23,000 to $189,000 in 2000 from $212,000 in 1999 as we devoted greater resources to monitoring of problem loans and collection efforts. The increase in the allowance for loan losses in 2000 also reflects management's consideration of qualitative factors including, but not limited to, the substantial growth in multi-family and commercial business loans and entry into new markets. Management reviews the adequacy of the allowance for loan losses quarterly through an asset classification and review process and an analysis of the level of loan delinquencies and general market and economic conditions.

         NONINTEREST INCOME. Noninterest income, consisting primarily of service charges on deposit accounts, loan servicing fees, income from the sale of annuities and mutual funds, and gains on loans and securities sold, was $1.1 million in 2000, a decrease of $187,000 or 14.1% compared to 1999. Service charges and other fee income was $968,000 in 2000, a decrease of $45,000 compared to 1999. The decrease was due to a decision, through our wholly owned subsidiary SBFL Agency, to change our broker/dealer relationship, in order to provide a wider range of products for our customers. This decision resulted in a reduction of $130,000 in fee income from our sales of annuities and mutual funds. Net gains on sales of securities in 2000 were $50,000, as compared to $77,000 in 1999. Net gains on sales of loans were $99,000 in 2000, as compared to $224,000 in 1999. During 2000, we originated $5.2 million of loans held for sale, versus $15.3 million in 1999, resulting in fewer sales, and reduced gains.

         NONINTEREST EXPENSE. Noninterest expense amounted to $8.3 million in 2000, compared to $7.3 million in 1999, an increase of 14.1%. This increase reflects our investment in the future with increased staff, branch expansion, and upgrading technological capabilities for data processing. Relating to a new branch office in Auburn, New York were increases of $145,000 in salaries and employee benefits expense and $87,000 in office occupancy and equipment expense. Data processing expense amounted to $197,000, an increase of $38,000 or 24.0%. This increase is primarily the result of additional processing costs associated with the new branch office, and data communications upgraded throughout our operating network. We recorded provisions for environmental remediation of real estate owned of $180,000 during 2000, as compared to $90,000 in 1999. This increase is primarily the result of management's determination of the provision required each year to ensure that the accrual established for environmental remediation as of December 31 is appropriate. See note 13 of the "Consolidated Financial Statements." Professional fees of $417,000 in 2000, which includes legal, consulting and accounting services, increased $70,000 or 20.1%, due to a decision to outsource a portion of our technological requirements, such as network and telecommunication management. Deposit insurance premiums, which totaled $43,000 for 2000, decreased $77,000, reflecting a change in federal deposit insurance rates that took effect January 1, 2000 for thrift institutions. Marketing and advertising expense increased $72,000 to $320,000 in 2000, reflecting larger media expenditures in 2000 relating to the new branch office in Auburn. Real estate owned expenses decreased $29,000 or 40.5% to $43,000 in 2000 as compared to $72,000 in 1999, reflecting lower levels of foreclosures in 2000. Other noninterest expense of $1.7 million in 2000 and $1.2 million in 1999 is comprised of expenses such as postage, office supplies, telephone charges, loan servicing expenses, director's fees, insurance, and third party check processing. The increase in other noninterest expense is primarily due to the purchase of a Cleanup Cost Cap insurance policy relating to the environmental remediation matter (see note 13 of the "Consolidated Financial Statements), as well as increased costs on life insurance policies.

         INCOME TAXES. Our recorded income tax expense was $490,000 for the year ended December 31, 2000 on income before taxes for the year of $1.3 million, reflecting an effective tax rate of 37.9%. In 1999, the effective rate was 39.7%.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The following table presents the difference between our interest-earning assets and interest-bearing liabilities within specified maturities at December 31, 2001. This table does not necessarily indicate the impact that general interest rate movements would have on our net interest income because the repricing of certain assets and liabilities is subject to competitive pressure and certain limitations. As a result, certain assets and liabilities indicated as maturing or otherwise repricing within a stated period may in fact mature or reprice at different times and at different volumes.

                                                              MORE THAN 1  MORE THAN 3
                                     WITHIN 3      4 TO 12      YEAR TO     YEARS TO      OVER
                                      MONTHS       MONTHS       3 YEARS     5 YEARS    FIVE YEARS     TOTAL
                                    ----------    ---------  ------------  ----------- ----------    --------
                                                              (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS:(1)
Mortgage loans(2)................   $ 8,466      $18,611      $ 37,086     $ 33,416     $ 24,980     $122,559
Other loans(2)...................    21,597        5,418        16,002        8,333        5,292       56,642
Securities available for sale(3).     8,255       24,829        46,413       32,341       23,761      135,599
Securities held to maturity(3)...        --           35            75           82        1,639        1,831
Federal Home Loan Bank Stock.....        --           --            --           --        4,327        4,327
                                    -------      -------      --------     --------     --------     --------
   Total interest-earning assets.    38,318       48,893        99,576       74,172       59,999      320,958
                                    -------      -------      --------     --------     --------     --------

INTEREST-BEARING LIABILITIES:
Deposits:(4)
   NOW accounts..................       941        2,822         5,268        2,107        1,405       12,543
   Savings accounts..............     3,059        9,178        17,132        6,853        4,569       40,791
   Money market accounts.........     1,398        4,194         7,829        3,132        2,088       18,641
   Certificates of deposit.......    25,116       75,349        26,987       15,715          180      143,347
   Borrowings (5)................     6,800        1,760        18,000       21,944       22,123       70,627
                                    -------      -------      --------     --------     --------     --------
     Total interest-bearing
       liabilities ..............    37,314       93,303        75,216       49,751       30,365      285,949
                                    -------      -------      --------     --------     --------     --------

Excess (deficiency) of interest-
   earning assets over interest-
   bearing liabilities ..........   $ 1,004     $(44,410)     $ 24,360     $ 24,421     $ 29,634     $ 35,009
                                    =======     ========      ========     ========     ========     ========

Cumulative excess (deficiency) of
   interest-earning assets over
   interest-bearing liabilities..   $ 1,004      $(43,406)    $(19,046)    $  5,375     $ 35,009
                                    =======      ========     =========    ========     ========
Cumulative excess (deficiency)
   of interest-earning assets over
   interest-bearing liabilities as
   a percentage of total assets..      0.29%      (12.64)%       (5.55)%       1.57%       10.20%
                                    =======      ========     =========    ========     ========

--------------------
(1) Adjustable- and floating-rate assets are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed-rate assets are included in the periods in which they are scheduled to be repaid based on scheduled amortization, in each case adjusted to take into account estimated prepayments. For fixed-rate mortgages and mortgage-backed securities, annual prepayment rates ranging from 5% to 25.5%, based on the type of loan or mortgage security and the coupon rate, were used.
(2) Balances have been reduced for non-performing loans, which amounted to $361,500 at December 31, 2001.
(3)      Amounts shown are at carrying amounts.
(4) Our negotiable order of withdrawal ("NOW") accounts, passbook savings accounts and money market deposit accounts are generally subject to immediate withdrawal. However, management considers a certain portion of these accounts to be core deposits having significantly longer effective maturities based on our retention of such deposits in changing interest rate environments. NOW accounts, passbook savings accounts and money market deposit accounts are assumed to be withdrawn at annual rates of 30% of the declining balance of such accounts during the period shown. Management believes these rates are indicative of expected withdrawal rates in a rising interest rate environment. If all of our NOW accounts, passbook savings account and money market accounts had been assumed to be subject to repricing within one year, the cumulative one-year deficiency of interest-earning assets to interest-bearing liabilities would have been $93.8 million or 27.3% of total assets.
(5) Advances of $42 million are callable at the discretion of the FHLB in or after 2002. Such advances have a weighted average interest rate of 5.88% and mature from 2004 to 2010, if not called earlier. If called, we expect to replace the advances with alternate funding at approximately market interest rates.

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

The OTS requires the Savings Bank of the Finger Lakes to measure interest rate risk by computing estimated changes in the net portfolio value ("NPV") of cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. These computations estimate the effect on NPV of sudden and sustained 1% to 3% increases and decreases in market interest rates. The Savings Bank of the Finger Lakes' Board of Directors has adopted an interest rate risk policy which establishes maximum decreases in estimated NPV in the event of 1%, 2% and 3% increases and decreases in market interest rates, respectively. The following tables set forth certain calculations, based on information provided to the Savings Bank of the Finger Lakes by the OTS, with respect to the sensitivity of NPV to changes in market interest rates at December 31, 2001.

      Basis Point
        Change
       in Rates                Estimated Net Portfolio Value                  NPV as % of PV of Assets
       --------                                                               ------------------------
                      ------------------------------------------------
                        $ Amount      $ Change          % Change           NPV Ratio           BP Change
                        --------      --------          --------           ---------           ---------

         +300            $  16,156     $ (20,726)        (56)%               4.95%               (542) bp


         +200               22,981       (13,900)        (38)                6.85                (352) bp


         +100               30,435        (6,447)        (17)                8.80                (157) bp


           NC               36,882                                          10.37

         -100               39,313          2,431          7                10.87                   50 bp

         -200                    -              -          -                    -                   -  bp

         -300                    -              -          -                    -                   -  bp

         The table suggests that in the event of a 200 basis point increase in interest rates we would experience a decrease in NPV as a percentage of assets to 6.85% from 10.37%. Net portfolio values in a falling interest rate environment of 200 basis points or more have not been calculated, due to the abnormally low prevailing interest rate environment.

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

LIQUIDITY AND CAPITAL RESOURCES

         Our liquidity management objective is to ensure the availability of sufficient cash flows to meet all financial commitments and to capitalize on opportunities for expansion. Liquidity management addresses the ability to meet deposit withdrawals on demand or at contractual maturity, to repay borrowings as they mature, and to fund new loans and investments as opportunities arise. Our primary sources of internally generated funds are principal and interest payments on loans receivable, cash flows generated from operations, and cash flows generated by investments. Other sources of funds include increases in retail deposits and advances from the Federal Home Loan Bank of New York.

         We can control our deposit levels, based on our liquidity needs, by utilizing strategic pricing methods. In addition, as of December 31, 2001 we have approximately $57 million in available borrowing capacity at the Federal Home Loan Bank of New York, if we were in need of additional liquidity. At December 31, 2001, we had loan commitments of $15.0 million and unused lines of credit of $18.6 million extended to borrowers. We believe that we have adequate resources to fund loan commitments as they arise, based on our ability to borrow funds or control deposit levels. In addition, at December 31, 2001, approximately $100.5 million of time deposits were scheduled to mature within a year, and we expect that a substantial portion of these time deposits will be renewed upon maturity, based on historical experience and the ability to price deposits as necessary to maintain desired levels.

         Savings Bank of the Finger Lakes is required under applicable federal regulations to maintain specified levels of "liquid" investments in qualifying types of United States Government, federal agency and other investments having maturities of five years of less. OTS regulations at December 31, 2001 require that a savings association maintain liquid assets of not less than 4% of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. Monetary penalties may be imposed for failure to meet applicable liquidity requirements. At December 31, 2001, Savings Bank of the Finger Lakes' liquidity, as measured for regulatory purposes, was in excess of the minimum OTS requirement.

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

IMPACT OF INFLATION AND CHANGING PRICES

         The consolidated financial statements and related notes of Finger Lakes Bancorp have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than the effects of inflation.

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

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provision of SFAS No. 142. SFAS No. 142 will also require that intangible assets with estimatable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment.

The adoption of SFAS Nos. 141 and 142 will not materially affect the Company's statements of financial condition and results of operations. The Company adopted SFAS No. 141 on July 1, 2001 and the Company will adopt SFAS No. 142 on January 1, 2002.

In October 2001, the FASB issued SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets, that replaces SFAS No. 121, Accounting for the Impairment of Long-Lived Assets And For Long-Lived Assets To Be Disposed Of. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. The Company does not believe that there will be a material impact on the Company's financial condition or results of operations upon adoption of SFAS No. 144.


MARKET FOR THE COMMON STOCK

         There is an established market for Finger Lakes Bancorp common stock which is currently listed on the Nasdaq National Market under the symbol, "FLBC." At December 31, 2001 Finger Lakes Bancorp had 9 market makers.

         The following table sets forth the high and low bid quotes for common stock of Finger Lakes Bancorp and its predecessor prior to November 14, 2000, Finger Lakes Financial Corp (SBFL) and the adjusted cash dividends per share declared for the periods indicated. These quotations represent prices between dealers and do not include retail markups, markdowns, or commissions and do not reflect actual transactions. This information has been obtained from monthly statistical summaries provided by the Nasdaq Stock Market. As of December 31, 2001 there were 3,343,457 shares of Finger Lakes Bancorp common stock outstanding which were held by approximately 309 holders of record.

                                                                           Cash Dividend
                                            High Bid           Low Bid        Declared
                                            --------           -------        --------
FISCAL 2001
Quarter Ended December 31, 2001          $     11.1700         $  9.590     $     0.06
Quarter Ended September 30, 2001         $     11.4700         $  9.490     $     0.06
Quarter Ended June 30, 2001              $     10.4500         $  7.625     $     0.06
Quarter Ended March 31, 2001             $      7.9375         $  7.000     $     0.06

FISCAL 2000
Quarter Ended December 31, 2000          $      7.5625         $  6.500     $     0.06
Quarter Ended September 30, 2000         $      7.0625         $  6.250     $     0.06
Quarter Ended June 30, 2000              $      8.3125         $  5.500     $     0.06
Quarter Ended March 31, 2000             $      8.1875         $  5.750     $     0.06

--------------------

                          INDEPENDENT AUDITORS' REPORT



   The Board of Directors and Stockholders
   Finger Lakes Bancorp, Inc.:


   We have audited the accompanying consolidated statements of financial condition of Finger Lakes Bancorp, Inc. and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Finger Lakes Bancorp, Inc. and subsidiary at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.




                                                                     /s/KPMG LLP



   Syracuse, New York
   January 15, 2002

                           FINGER LAKES BANCORP, INC.

                 Consolidated Statements of Financial Condition

                           December 31, 2001 and 2000

                              ASSETS                             2001               2000
                                                            -------------      -------------

Cash and cash equivalents                                   $   3,875,315          4,495,699
Securities available for sale, at fair value                  135,598,714        131,321,731
Securities held to maturity, fair value of $1,855,011
   in 2001 and $1,563,333 in 2000                               1,831,105          1,562,783

Loans                                                         181,756,681        173,889,721
     Less allowance for loan losses                             1,533,732          1,467,524
                                                            -------------      -------------

             Net loans                                        180,222,949        172,422,197

Accrued interest receivable                                     1,878,037          2,479,077
Federal Home Loan Bank stock, at cost                           4,327,000          3,523,000
Premises and equipment, net                                     4,134,336          4,813,729
Bank owned life insurance                                       8,432,249          5,003,333
Other assets                                                    3,060,725          3,574,076
                                                            -------------      -------------

             Total assets                                   $ 343,360,430        329,195,625
                                                            =============      =============

     LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
     Deposits $                                               231,720,340        228,462,401
     Advances from Federal Home Loan Bank                      70,626,937         60,242,677
     Other liabilities                                          4,262,412          3,919,686
                                                            -------------      -------------

             Total liabilities                                306,609,689        292,624,764
                                                            -------------      -------------

Commitments and contingencies (notes 12 and 13)

Stockholders' equity:
     Preferred stock, $0.01 par value;1,000,000 shares
        authorized; none issued and outstanding                      --                 --
     Common stock, $0.01 par value; 5,000,000 shares
        authorized; 3,451,257 and 3,445,110 issued
        at December 31, 2001and 2000, respectively                 34,513             34,451
     Additional paid-in capital                                20,167,385         20,068,434
     Retained earnings                                         19,779,217         18,780,317
     Treasury stock - at cost; 107,800 shares                  (1,154,120)              --
     Accumulated other comprehensive loss                         (66,527)          (897,815)
     Unearned compensation                                       (751,040)              --
     Unallocated shares of ESOP                                (1,258,687)        (1,414,526)
                                                            -------------      -------------

             Total stockholders' equity                        36,750,741         36,570,861
                                                            -------------      -------------

             Total liabilities and stockholders' equity     $ 343,360,430        329,195,625
                                                            =============      =============


See accompanying notes to consolidated financial statements.

                           FINGER LAKES BANCORP, INC.

                        Consolidated Statements of Income

              For the Years Ended December 31, 2001, 2000 and 1999

                                                              2001            2000            1999
                                                       -----------     -----------     -----------
Interest income:
     Loans                                             $14,267,778      13,636,565      12,137,138
     Securities                                          9,161,043       8,756,166       8,173,120
     Other                                                  12,558          51,965           6,187
                                                       -----------     -----------     -----------
                 Total interest income                  23,441,379      22,444,696      20,316,445
                                                       -----------     -----------     -----------

Interest expense:
     Deposits                                            9,964,158       9,872,931       8,660,307
     Borrowings                                          4,016,598       3,876,430       3,360,357

                 Total interest expense                 13,980,756      13,749,361      12,020,664
                                                       -----------     -----------     -----------

                      Net interest income                9,460,623       8,695,335       8,295,781

Provision for loan losses                                  375,000         260,000         200,000
                                                       -----------     -----------     -----------
                      Net interest income after
                         provision for loan losses       9,085,623       8,435,335       8,095,781


Noninterest income:
     Service charges and other fee income                1,406,969         967,868       1,012,913
     Net gain on sales of loans                            169,717          98,941         224,351
     Net gain on sales of securities available
       for sale                                            490,341          50,383          77,137
     Increase in cash value of
        Bank owned life insurance                          428,916           3,333            --
     Other                                                  17,364          20,729          13,723
                                                       -----------     -----------     -----------

                 Total noninterest income                2,513,307       1,141,254       1,328,124
                                                       -----------     -----------     -----------

Noninterest expenses:
     Salaries and employee benefits                      4,367,535       3,820,318       3,591,839
     Office occupancy and equipment                      1,665,406       1,575,984       1,387,261
     Provision for environmental remediation
        of real estate owned                                  --           180,000          90,000
     Professional fees                                     571,386         416,790
                                                                                           347,007
     Marketing and advertising                             330,298         320,184         247,907
     Data processing                                       224,512         197,134         158,934
     Deposit insurance premiums                             43,874          43,388         119,947
     Real estate owned                                       6,321          42,944          72,150
     Other                                               1,650,013       1,688,025       1,243,493
                                                       -----------     -----------     -----------

                 Total noninterest expense               8,859,345       8,284,767       7,258,538
                                                       -----------     -----------     -----------
                      Income before income tax
                         expense                         2,739,585       1,291,822       2,165,367

Income tax expense                                         834,555         489,980         860,426
                                                       -----------     -----------     -----------

             Net income                                $ 1,905,030         801,842       1,304,941

             Net income per common share:
                 Basic                                 $      0.59            0.24            0.38
                                                       ===========     ===========     ===========
                 Diluted                               $      0.59            0.24            0.38
                                                       ===========     ===========     ===========

See accompanying notes to consolidated financial statements.

                          FINGER LAKES BANCORP, INC.

               Consolidated Statements of Stockholders' Equity

             For the Years Ended December 31, 2001, 2000 and 1999

                                                                                                              Accumulated
                                                         Additional                                              Other
                                         Common            paid-in          Retained         Treasury        Comprehensive
                                          stock            capital          earnings           Stock            Income
                                          -----            -------          --------           -----            ------

Balance, December 31, 1998         $       35,700         4,749,256       17,239,959               -             155,405

Comprehensive income/(loss):
   Net income                                  -                 -         1,304,941               -                  -
   Unrealized loss on securities
    available for sale, net of taxes           -                 -                -                -          (3,680,248)


   Total comprehensive loss
                                                                         (2,375,307)

Allocation of shares under ESOP                -             37,701               -                -                  -

Cash dividends declared,
   $0.24 per share                             -                 -          (283,211)              -                  -
                                      -----------      ------------      ------------     -----------       ------------

Balance, December 31, 1999                 35,700         4,786,957       18,261,689               -          (3,524,843)

Comprehensive income:
   Net income                                  -                 -           801,842               -                  -
   Unrealized gain on securities
    available for sale, net of taxes           -                 -                -                -           2,627,028


   Total comprehensive income


Issuance of 2,307,325 shares               (1,249)       15,265,146               -                -                  -

Purchase of 184,586 shares by ESOP             -                 -                -                -                  -

Allocation of shares under ESOP                _             16,331               -                -                  -

Cash dividends declared,
   $0.24 per share                             -                 -           (283,214)             -                  -
                                      -----------      -------------------------------    -----------       ------------

Balance, December 31, 2000                 34,451        20,068,434       18,780,317               -            (897,815)


                                                             Unallocated
                                            Unearned          Shares of
                                          Compensation          ESOP             Total
                                          ------------          ----             -----

Balance, December 31, 1998                          -         (216,724)       21,963,596

Comprehensive income/(loss):
   Net income                                       -               -          1,304,941
   Unrealized loss on securities
    available for sale, net of taxes                -               -         (3,680,248)
                                                                              -----------

   Total comprehensive loss


Allocation of shares under ESOP                     -           36,121            73,822

Cash dividends declared,
   $0.24 per share                                  -               -           (283,211)
                                          ------------     -----------       ------------

Balance, December 31, 1999                          -         (180,603)       19,378,900

Comprehensive income:
   Net income                                       -               -            801,842
   Unrealized gain on securities
    available for sale, net of taxes                -               -          2,627,028
                                                                             -----------

   Total comprehensive income                                                  3,428,870
                                                                             -----------

Issuance of 2,307,325 shares                        -               -         15,263,897

Purchase of 184,586 shares by ESOP                  -       (1,292,102)       (1,292,102)

Allocation of shares under ESOP                     -           58,179            74,510

Cash dividends declared,
   $0.24 per share                                  -               -           (283,214)
                                          ------------     -----------       ------------

Balance, December 31, 2000                          -       (1,414,526)       36,570,861


                                                                     (Continued)

                           FINGER LAKES BANCORP, INC.

              For the Years Ended December 31, 2001, 2000 and 1999

                                                                                                              Accumulated
                                                         Additional                                              Other
                                         Common            paid-in          Retained         Treasury        Comprehensive
                                          stock            capital          earnings           Stock            Income
                                          -----            -------          --------           -----            ------
Balance, December 31, 2000                 34,451        20,068,434       18,780,317               -            (897,815)

Comprehensive income:
   Net income                                  -                 -         1,905,030               -                  -
   Unrealized gains on securities
    available for sale, net of taxes           -                 -                -                -             831,288

Total comprehensive income

Allocation of shares under ESOP                -             69,792               -                -                  -
Purchase of 200,093 treasury shares            -                 -                -        (2,091,629)                -
Issuance of 92,293 shares under the
   Recognition and Retention Plan              -                 -           (79,184)         937,509                 -
   Amortization of unearned
    compensation                               -                 -                -                -                  -
Stock options exercised (6,147 shares)         62            53,554               -                -                  -
Stock issuance costs                           -            (24,395)              -                -                  -
Cash dividends declared,
   $0.24 per share                             -                 -          (826,946)              -                  -
                                      -----------      ------------      ------------     -----------       ------------

Balance, December 31, 2001           $     34,513        20,167,385       19,779,217       (1,154,120)           (66,527)
                                     ============      ============      ===========      ============      =============



                                                            Unallocated
                                           Unearned          Shares of
                                         Compensation          ESOP             Total
                                         ------------          ----             -----
Balance, December 31, 2000                         -       (1,414,526)       36,570,861

Comprehensive income:
   Net income                                      -               -          1,905,030
   Unrealized gains on securities
    available for sale, net of taxes               -               -            831,288
                                                                            -----------
Total comprehensive income                                                    2,736,318

Allocation of shares under ESOP                    -          155,839           225,631
Purchase of 200,093 treasury shares                -               -         (2,091,629)
Issuance of 92,293 shares under the
   Recognition and Retention Plan            (858,325)             -                 -
   Amortization of unearned
    compensation                              107,285              -            107,285
Stock options exercised (6,147 shares)             -               -             53,616
Stock issuance costs                               -               -            (24,395)
Cash dividends declared,
   $0.24 per share                                 -               -           (826,946)
                                         ------------     -----------       ------------

Balance, December 31, 2001                   (751,040)     (1,258,687)       36,750,741
                                         =============    ============      ===========

See accompanying notes to consolidated financial statements.

                              FINGER LAKES BANCORP

                      Consolidated Statements of Cash Flows

              For the Years Ended December 31, 2001, 2000 and 1999

                                                               2001               2000               1999
                                                         -------------      -------------      -------------
Cash flows from operating activities:
     Net income                                          $   1,905,030            801,842          1,304,941
     Adjustments to reconcile net income
        to net cash provided by operating
        activities:
           Depreciation and amortization                       800,457            739,869            668,929
           Amortization  of  deferred  loan costs
            and premiums on securities                         232,859            106,441           (171,724)
           Provision for loan losses                           375,000            260,000            200,000
           Provision for environmental remediation                --              180,000             90,000
           Proceeds from sales of loans                     12,884,731          5,305,432         14,224,557
           Loans originated for sale                       (12,387,504)        (5,188,487)       (15,262,000)
           Net gain on sales of loans                         (169,717)           (98,941)          (224,351)
           Net gain on sales of securities available
               for sale                                       (490,341)           (50,383)           (77,137)
           Net (gain) loss on sales of real
               estate owned                                     (6,925)            23,097             15,311
           Allocation of ESOP shares                           225,631             74,510             73,822
           Amortization of unearned compensation               107,285               --                 --
           Deferred income taxes                               (80,208)            (1,872)           (65,993)
           Increase in cash value of
               bank owned life insurance                      (428,916)            (3,333)              --
           Decrease (increase) in accrued interest
               receivable                                      601,040           (298,866)          (272,509)
           Decrease (increase) in other assets                  13,445           (939,980)            25,257
           Increase in other liabilities                       342,726             90,455            517,056
                                                         -------------      -------------      -------------

                    Net cash provided by
                       operating activities                  3,924,593            999,784          1,046,159
                                                         -------------      -------------      -------------

Cash flows from investing activities:
     Proceeds from maturities of and principal
        collected on securities available for sale          45,521,518          9,845,925         25,395,980
     Proceeds from maturities of and principal
        collected on securities held to maturity                31,666             30,000          4,021,823
     Proceeds from sales of securities
        available for sale                                 110,316,144          5,162,044         18,413,431
     Purchases of securities available for sale           (158,306,390)       (23,155,407)       (53,261,255)
     Purchases of securities held to maturity                 (300,000)              --             (969,395)
     Loans originated and purchased                        (49,571,129)       (36,527,007)       (45,427,221)
     Principal collected on loans                           40,823,184         23,864,315         32,528,962
     Purchase of bank owned life insurance                  (3,000,000)        (5,000,000)              --
     Proceeds from sales of real estate owned                  112,249            283,636            256,788
     Purchases of FHLB stock                                  (804,000)              --             (582,200)

     Purchases of premises and equipment, net                 (121,064)        (1,404,198)          (262,415)
                                                         -------------      -------------      -------------
                    Net cash used in
                       investing activities                (15,297,822)       (26,900,692)       (19,885,502)
                                                         -------------      -------------      -------------

                                                                     (Continued)

                           FINGER LAKES BANCORP, INC.

                                                           2001              2000              1999
                                                      ------------      ------------      ------------
Cash flows from financing activities:
     Net increase (decrease) in savings,
        demand and money market accounts              $ 14,224,534        (1,439,464)        1,005,839
     Net (decrease) increase in time deposits          (10,966,595)       21,769,581         4,692,474
     Net increase in short term
        FHLB advances                                    1,400,000         3,300,000         3,100,000
     Long term advances from FHLB                       15,124,000        10,000,000        23,000,000
     Repayments of long term advances
        from FHLB                                       (6,139,740)      (23,017,053)      (10,955,531)
     Purchase of treasury stock                         (2,091,629)             --                --
     Proceeds from exercise of stock options                53,616              --                --
     Net proceeds from stock offering                      (24,395)       13,971,795              --
     Common stock dividends paid                          (826,946)         (283,214)         (283,211)
                                                      ------------      ------------      ------------

               Net cash provided by
                    financing activities                10,752,845        24,301,645        20,559,571
                                                      ------------      ------------      ------------

Net increase (decrease) in cash and cash
     equivalents                                          (620,384)       (1,599,263)        1,720,228

Cash and cash equivalents at beginning
     of year                                             4,495,699         6,094,962         4,374,734
                                                      ------------      ------------      ------------

Cash and cash equivalents at end of year              $  3,875,315         4,495,699         6,094,962
                                                      ============      ============      ============

Supplemental disclosure of cash flow information:
        Cash paid during the year for:
           Interest                                   $ 13,920,721        13,933,874        11,843,376
                                                      ============      ============      ============

           Income taxes                               $    739,515           612,508           688,109
                                                      ============      ============      ============

        Non-cash investing activities:
           Transfer of loans to real estate
               owned                                  $     79,400           330,325           289,786
                                                      ============      ============      ============


See accompanying notes to consolidated financial statements.

                           FINGER LAKES BANCORP, INC.

                   Notes to Consolidated Financial Statements

                        December 31, 2001, 2000 and 1999

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

       REORGANIZATION AND SECOND STEP CONVERSION

       On January 31, 2000, Finger Lakes Financial Corporation, M.H.C. (the Mutual Holding Company) adopted a Plan of Conversion and Reorganization (the Offering) to convert from a federally chartered mutual holding company to a state chartered capital stock holding company known as Finger Lakes Bancorp, Inc.

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

       The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income and expense, and the disclosure of contingent assets and liabilities. Actual results could differ from management's current estimates and assumptions.

       CASH AND CASH EQUIVALENTS

       Cash and cash equivalents include cash on hand, due from banks, federal funds sold and other short-term investments with original maturities of less than 90 days.

                           FINGER LAKES BANCORP, INC.

(1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

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

       Management conducts a periodic review and evaluation of the securities portfolio. A decline in the fair value of any security below cost that is deemed other than temporary is charged to earnings, resulting in the establishment of a new cost basis for the security.

       Interest income includes the amortization of premiums and accretion of discounts as an adjustment to yield using the interest method.

       LOANS

       Loans are reported at the principal amount outstanding, net of unearned discount and net deferred fees or costs. Loan origination and commitment fees and certain direct origination costs are deferred and amortized over the contractual life of the related loans using the interest method. Mortgage loans held for sale are reported at the lower of aggregate cost or fair value. The Company generally retains the servicing rights to loans sold.

       The Company generally places all loans 90 days or more past due on non-accrual status. In addition, the Company places any loan on non-accrual status if any part of it is classified as doubtful or loss or if any part has been charged off. When a loan is placed on non-accrual status, any accrued interest is reversed. Subsequent payments are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate collectibility of the loan.

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

       The Company assesses impairment of servicing assets based on the fair value of the related servicing rights on a stratum-by-stratum basis, with any impairment recognized in earnings through a valuation allowance for each impaired stratum. The valuation allowance is then adjusted in subsequent periods to reflect changes in the measurement of impairment. There was no allowance for impairment of servicing assets at December 31, 2001 and 2000.

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

       BANK OWNED LIFE INSURANCE

       The bank owned life insurance ("BOLI") was purchased as a financing tool for employee benefits. The value of life insurance financing is the tax preferred status of increases in life insurance cash values and death benefits and the cash flow generated at the death of the insured. The purchase of BOLI results in an interest sensitive asset on the Company's consolidated statements of financial condition that provides monthly tax-free income to the Company. The largest risk to the BOLI program is credit risk of the insurance carriers. To mitigate this risk, annual financial condition reviews are completed on all carriers. BOLI is carried as an asset on the Company's consolidated statements of financial condition at current cash surrender value. Increases in cash surrender value are reported as other noninterest income in the Company's consolidated income statements.

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

                           FINGER LAKES BANCORP, INC.

(1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

       STOCK OPTION AND MANAGEMENT RECOGNITION PLANS

       The Company has a stock option plan and a management recognition plan for officers and key employees. The Company has elected to continue to apply the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in Statement of Financial Accounting Standards (SFAS) No. 123 had been applied. Accordingly, no compensation expense has been recorded for the stock option plan and compensation expense relating to restricted stock issued under the management recognition plan is recognized on a straight-line method over the vesting period.

       NET INCOME PER COMMON SHARE

       Basic net income per common share is computed by dividing net income by the weighted average number of total common shares outstanding during the period. Diluted net income per common share reflects the effects of incremental common shares (computed using the treasury stock method) that would be issuable upon exercise of dilutive stock options and unvested stock grants.

       FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

       In the normal course of business, the Company is a party to certain financial instruments with off-balance sheet risk such as commitments to extend credit, unused lines of credit and standby letters of credit. The Company's policy is to record such instruments when funded.

       DERIVATIVES AND HEDGING ACTIVITIES

       The Company adopted the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, effective January 1, 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statements of financial condition and measure those instruments at fair value. Changes in the fair value of the derivative financial instruments are reported in either earnings or comprehensive income, depending on the use of the derivative and whether or not it qualifies for hedge accounting.

       Special hedge accounting treatment is permitted only if specific criteria are net, including a requirement that the hedging relationship be highly effective both at inception and on an ongoing basis. Accounting for hedges varies based on the type of edge - fair value or cash flow. Results of effective hedges are recognized in current earnings for fair value hedges and in other comprehensive income for cash flow hedges. Ineffective portions of hedges are recognized immediately in earnings and are not deferred.

       The derivative instruments held by the Company as of and for the year ended December 31, 2001 consisted solely of instruments used to hedge interest rate risk related to the Company's commitments to sell fixed rate residential mortgage loans. The adoption of Statement No. 133, as of January 1, 2001, did not have a material effect on the Company's consolidated financial statements. In addition, the Company did not recognize a gain or loss related to changes in the fair value of the derivatives during the year ended December 31, 2001, as the amount was not material.

                           FINGER LAKES BANCORP, INC.

(1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

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

       NEW ACCOUNTING STANDARDS

       In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS No. 142 requires acquired intangible assets (other than goodwill) to be amortized over their useful economic life, while goodwill and any acquired intangible assets with an indefinite useful economic life would not be amortized, but would be reviewed for impairment on an annual basis based on guidelines specified by SFAS No. 142.

       The adoption of SFAS Nos. 141 and 142 will not materially affect the Company's statements of financial condition and results of operations. The Company adopted SFAS No. 141 on July 1, 2001 and the Company will adopt SFAS No. 142 on January 1, 2002.

       In October 2001, the FASB issued SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets, that replaces SFAS No. 121, Accounting for the Impairment of Long-Lived Assets And For Long-Lived Assets To Be Disposed Of. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. The Company does not believe that there will be a material impact on the Company's financial condition or results of operations upon adoption of SFAS No. 144.

                           FINGER LAKES BANCORP, INC.

(2)    SECURITIES

       The aggregate amortized cost and fair value of securities are as follows:

                                                Amortized        Unrealized      Unrealized
                                                   Cost             Gains          Losses          Fair Value
                                                   ----             -----          ------          ----------
  December 31, 2001
    Securities Available for Sale
         Debt securities:
            Mortgage-backed securities:
               Collateralized mortgage
                   obligations                $ 38,836,899          236,959          342,326       38,731,532
               FNMA                             44,084,803          250,074          196,133       44,138,744
               FHLMC                            26,736,316          102,076          124,189       26,714,203
               GNMA                             16,043,304           41,723           36,421       16,048,606
            Corporate bonds                      4,556,825           37,014           16,496        4,577,343
            Municipal bonds                      2,821,344            1,563           14,051        2,808,856
                                              ------------     ------------     ------------     ------------
                     Total debt
                       securities              133,079,491          669,409          729,616      133,019,284

         Equity securities                       2,630,102           12,328           63,000        2,579,430
                                              ------------     ------------     ------------     ------------

                     Total securities
                       available for sale     $135,709,593          681,737          792,616      135,598,714
                                              ============     ============     ============     ============

    Securities Held to Maturity
         Municipal bonds                      $  1,831,105           23,906             --          1,855,011
                                              ============     ============     ============     ============

December 31, 2000
    Securities Available for Sale
         Debt securities:
            U.S. Government and
               agency bonds                   $ 45,447,864             --            852,833       44,595,031
            Mortgage-backed securities:
               Collateralized mortgage
                 obligations                    49,611,476          113,297          492,918       49,231,855
               FNMA                             11,614,485           21,379          158,750       11,477,114
               FHLMC                             3,906,309           13,588           25,307        3,894,590
               GNMA                              8,518,572           41,675            2,746        8,557,501
            Corporate bonds                      6,460,540           39,139           39,579        6,460,100
            Asset-backed securities              5,652,240           14,285            1,236        5,665,289
                                              ------------     ------------     ------------     ------------
                   Total debt
                         securities            131,211,486          243,363        1,573,369      129,881,480

                           FINGER LAKES BANCORP, INC.

              Notes to Consolidated Financial Statements, Continued

(2)    SECURITIES, CONTINUED

                                        Amortized      Unrealized        Unrealized
                                           Cost            Gains            Losses         Fair Value
                                           ----            -----            ------         ----------
December 31, 2000, Continued
     Equity securities                   1,606,602               86          166,437        1,440,251
                                      ------------     ------------     ------------     ------------

               Total securities
               available for sale     $132,818,088          243,449        1,739,806      131,321,731
                                      ============     ============     ============     ============

Securities Held to Maturity
     Municipal bonds                  $  1,562,783            1,491              941        1,563,333
                                      ============     ============     ============     ============



      Proceeds from the sale of securities available for sale for the years ended December 31, 2001, 2000, and 1999 were $110,316,144, $5,162,044, and
      $18,413,431, respectively. Gross gains and losses realized on those sales follow:

                                              2001           2000          1999
                                           ---------      ---------     ---------

               Gross realized gains        $ 651,261         50,383        81,423
               Gross realized losses        (160,920)          --          (4,286)
                                           ---------      ---------     ---------

                    Net gains realized     $ 490,341         50,383        77,137
                                           =========      =========     =========


      The contractual maturities of debt securities at December 31, 2001 are as follows:

                                                             Available for Sale                 Held to Maturity
                                                            --------------------               ------------------
                                                         Amortized                         Amortized
                                                           Cost         Fair Value           Cost          Fair Value
                                                           ----         ----------           ----          ----------
              One year or less                    $              -                 -          35,000             35,000

              After one year through
                  five years                             1,000,000         1,030,420         156,666            156,666
              After five years through
                  ten years                              5,898,894         5,932,468       1,219,438          1,243,344
              After ten years                          128,810,699       128,635,826         420,001            420,001
                                                    --------------    --------------   -------------      -------------

                      Total                         $  135,709,593       135,598,714       1,831,105          1,855,011
                                                    ==============    ==============   =============      =============

                           FINGER LAKES BANCORP, INC.

(2)    SECURITIES, CONTINUED

       Actual maturities will differ from contractual maturities because issuers may have the right to call or prepay the obligation with or without prepayment penalties.

       At December 31, 2001 and 2000, securities carried at $44,180,048 and $42,132,832, respectively, were pledged to secure advances from the FHLB of New York.

       At December 31, 2001, approximately 29% of the Company's collateralized mortgage obligation (CMO) portfolio was invested in private issues versus approximately 71% invested in government agency issues. Private issue CMO's have greater risk associated with them; however those issues in which the Company has invested have the highest Standard & Poor's rating of AAA.

(3)    LOANS

       Loans consist of the following at December 31, 2001 and 2000:

                                                            2001               2000
                                                       -------------      -------------
        Mortgage loans:
             One to four family                        $  73,140,915      $  84,489,638
             Multi-family and commercial                  45,422,110         35,723,197
             Construction                                  4,261,766          2,754,775
                                                       -------------      -------------

                 Total mortgage loans                    122,824,791        122,967,610

        Commercial business                               16,157,954         13,987,167
        Home equity and property improvement loans        24,002,311         21,042,842
        Mobile home loans                                 11,177,339          8,429,048
        Consumer loans                                     5,401,210          5,761,535
                                                       -------------      -------------
                 Total loans                             179,563,605        172,188,202

        Premiums, net of deferred fees                     2,193,076          1,701,519
        Allowance for loan losses                         (1,533,732)        (1,467,524)
                                                       -------------      -------------

                 Net loans                             $ 180,222,949      $ 172,422,197
                                                       =============      =============


       The following table summarizes activity in the allowance for loan losses:

                                                            2001               2000               1999
                                                            ----               ----               ----
              Balance, beginning of year             $    1,467,524           1,349,477          1,175,758
              Provision for loan losses                     375,000             260,000            200,000
              Loans charged-off                            (412,164)           (188,579)          (211,984)
              Recoveries                                    103,372              46,626            185,703
                                                     --------------       -------------       ------------

              Balance, end of year                   $    1,533,732           1,467,524          1,349,477
                                                     ==============       =============       ============

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

       The principal balance of all loans not accruing interest amounted to approximately $361,500 and $229,200 at December 31, 2001 and 2000, respectively. The interest income forgone for non-accruing loans was $49,175, $33,207 and $64,744 for the years ended December 31, 2001, 2000, and 1999, respectively. At December 31, 2001 and 2000, the recorded investment in loans that are considered impaired was $170,253 and $133,339, respectively. The Company has provided an allowance for loan losses of $80,909 and $55,381 at December 31, 2001 and 2000, respectively, for these loans. The average recorded investment in such impaired loans was approximately $334,284 in 2001, $126,300 in 2000 and $206,500 in 1999. No interest income was recognized on impaired loans (while such loans were considered impaired) in 2001, 2000 and 1999.

       Proceeds from the sale of residential and commercial mortgage loans to FNMA and others were $12,884,731 in 2001, $5,305,432 in 2000 and
       $14,224,557 in 1999. The net gain on sale of such loans was $169,717, $98,941 and $224,351 for the years ended December 31, 2001, 2000, and 1999 respectively. Loans serviced for others, amounting to $49,264,299 and $41,713,848 at December 31, 2001 and 2000, respectively, are not included in the consolidated financial statements. Originated mortgage servicing rights of $313,343 and $264,469 are included in other assets at December 31, 2001 and 2000, respectively. The net carrying value of these servicing rights approximated fair value. Residential mortgage loans held for sale were $315,889 and $271,199 at December 31, 2001 and 2000, respectively.

(4)    PREMISES AND EQUIPMENT

       Premises and equipment consist of the following:

                                                 2001           2000
                                              ----------     ----------
        Land                                  $  113,000        113,000
        Building                               4,043,050      4,026,208
        Furniture, fixtures and equipment      3,732,784      3,628,562
                                              ----------     ----------

                                               7,888,834      7,767,770
        Less accumulated depreciation and
            amortization                       3,754,498      2,954,041
                                              ----------     ----------

        Premises and equipment, net           $4,134,336      4,813,729
                                              ==========     ==========

       Depreciation and amortization expense for the years ended December 31, 2001, 2000, and 1999 was $800,457, $739,869 and $668,929, respectively.

                           FINGER LAKES BANCORP, INC.

              Notes to Consolidated Financial Statements, Continued


 (5)   DEPOSITS

       Deposits and the applicable weighted average interest rates at December 31, 2001 and 2000 are summarized as follows:

                                                           2001                                  2000
                                                           ----                                  ----
                                                                   Weighted                            Weighted
                                                                    Average                             Average
                                                 Amount         Interest Rate          Amount        Interest Rate
                                                 ------         -------------          ------        -------------
        Demand deposits and NOW
             accounts                         $ 28,941,362              0.97%         27,201,736                1.05%
                                              ------------      ------------      --------------      --------------
        Savings accounts                        40,791,229              1.64%         38,804,433                2.44%
        Money market accounts                   18,640,634              2.10%          8,142,522                4.13%
                                              ------------      ------------      --------------      --------------

                                                59,431,863              1.78%         46,946,955                2.73%
                                              ------------      ------------      --------------      --------------

        Certificates of deposit maturing:
             12 months or less                 100,464,560                           117,025,990
             13-24 months                       19,353,383                            18,358,133
             25-36 months                        7,634,127                             5,227,714
             37-48 months                       12,191,538                             1,314,876
             49-60 months                        3,523,737                            12,215,703
             61 months or longer                   179,770                               171,294
                                              ------------                        --------------
                                               143,347,115              4.55%        154,313,710                6.16%
                                              ------------      ------------      --------------      --------------

                                              $231,720,340              3.35%        228,462,401                4.85%
                                              ============      ============      ==============      ==============



       Certificates of deposit equal to or greater than $100,000 amounted to $29,775,802 and $26,725,418 at December 31, 2001 and 2000, respectively.
       Deposit balances up to $100,000 are FDIC insured.

       Interest expense on deposits is summarized as follows:


                                                           2001                2000               1999
                                                           ----                ----               ----

              NOW accounts                          $      281,054             289,135             279,365
              Savings accounts                             866,006           1,115,551           1,280,547
              Money market accounts                        437,748             265,079             106,266
              Certificates of deposit                    8,379,350           8,203,166           6,994,129
                                                    --------------      --------------      --------------

                                                    $    9,964,158           9,872,931           8,660,307
                                                    ==============      ==============      ==============

       .

                           FINGER LAKES BANCORP, INC.

 (6)   ADVANCES FROM FEDERAL HOME LOAN BANK

       The Company utilizes advance programs offered by the FHLB of New York including a variable rate line of credit agreement with a maximum available limit of $35,078,900. The agreement, which expires October 13, 2002, is renewable on an annual basis. Advances are collateralized by the Company's investment in FHLB stock, a blanket lien on the Bank's 1-4 family mortgage loans and investment securities.

       Total outstanding advances from the FHLB at December 31, 2001 and 2000 are as follows:

                                           2001                          2000
                                 -------------------------     --------------------------
                                               Weighted                       Weighted
                                               Average                         Average
                                    Amount   Interest Rate        Amount    Interest Rate
                                    ------   -------------        ------    -------------
Overnight line of credit         $  6,800,000      1.85%          5,400,000     6.35%
Due in:
   2001                                   -         -             5,000,000     5.88%
   2002                            1,760,141      6.47%           2,842,677     6.39%
   2003                            5,000,000      5.78%           5,000,000     5.78%
   2004                           13,000,000      5.53%          10,000,000     6.01%
   2005                           15,000,000      6.95%          15,000,000     6.95%
   2006                            6,943,926      4.93%                  -         -
   2007                            2,000,000      5.65%           2,000,000     5.65%
   2010                           15,000,000      5.81%          15,000,000     5.81%
   2011                            5,122,870      4.25%                  -        -
                                -------------     ----           ----------     ----
                                $  70,626,937     5.43%          60,242,677     6.20%
                                =============     ====           ==========     ====

       Advances of $42,000,000 at December 31, 2001 are callable at the discretion of the FHLB in or after 2002. Such advances have a weighted average interest rate of 5.88% and mature from 2004 to 2011, if not called earlier. If called, the Company expects to replace the advances with alternate funding at prevailing market interest rates.

       During 2001 and 2000, advances from the FHLB had an average outstanding balance of approximately $70,157,000 and $63,294,000, respectively, with the maximum amount outstanding at any month end of $81,938,648 in 2001 and $69,811,385 in 2000. Such borrowings had a weighted-average borrowing rate of 5.73% for 2001 and 6.12% for 2000.

(7)    INCOME TAXES

       Total income taxes for the years ended December 31, 2001, 2000 and 1999 were allocated as follows:

                                                 2001            2000           1999
                                                 ----            ----           ----
        Income from operations               $  834,555         489,980        860,426
        Stockholders' equity, for
           unrealized gain/(loss) on
           securities available for sale       (554,190)      1,751,352     (2,453,498)
                                             ----------       ---------     ----------
           Total income taxes                $  280,365       2,241,332     (1,593,072)
                                             ==========       =========     ==========

                           FINGER LAKES BANCORP, INC.

              Notes to Consolidated Financial Statements, Continued

(7)    INCOME TAXES, CONTINUED

       The components of income tax expense (benefit) attributable to income from operations follow:

                                                              Current          Deferred          Total
                                                              -------          --------          -----
         Year ended December 31, 2001:
              Federal                                     $     784,498          (56,856)          727,642
              State                                             130,265          (23,352)          106,913
                                                           ------------     -------------     ------------

                                                          $     914,763          (80,208)          834,555
                                                           ============     =============     ============

         Year ended December 31, 2000:
              Federal                                     $     418,594          (34,379)          384,215
              State                                              73,258           32,507           105,765
                                                           ------------     ------------      ------------

                                                          $     491,852           (1,872)          489,980
                                                           ============     =============     ============

         Year ended December 31, 1999:
              Federal                                     $     782,650         (114,246)          668,404
              State                                             143,769           48,253           192,022
                                                           ------------     ------------      ------------

                                                          $     926,419          (65,993)          860,426
                                                           ============     =============     ============


       The actual tax expense differs from the "expected" tax expense computed by applying the U.S. Federal corporate income tax rate of 34% to income before income taxes as follows:

                                                                   Years Ended December 31,
                                                            2001            2000            1999
                                                            ----            ----            ----
        Computed "expected" tax
           expense                                       $ 931,459         439,219         736,225
        Increase (decrease) in taxes resulting from:
              State income tax expense,
                 net of federal benefit                     70,562          69,805         125,005
              Income from bank owned
                 life insurance                           (145,831)           --              --
              Tax exempt interest                          (75,740)        (22,847)        (15,071)
              Other, net                                    54,105           3,803          14,267
                                                         ---------         -------         -------
                                                         $ 834,555         489,980         860,426
                                                         =========         =======         =======

        Effective tax rate:                                   30.5%           37.9%           39.7%
                                                              ====            ====            ====

                           FINGER LAKES BANCORP, INC.

(7)    INCOME TAXES, CONTINUED

       The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2001 and 2000 are presented below:

                                                                2001           2000
                                                            ----------     ----------
        Deferred tax assets:
             Excess of allowance for loan losses
                 over tax bad-debt reserves                 $  507,797        469,644
             Net unrealized loss on securities
                 available for sale                             44,352        598,542
             Supplemental retirement benefits                  112,807         75,565
             Postretirement benefits                           127,861        134,258
             Deferred compensation                             103,097         89,005
             Accrued environmental remediation costs            96,949        191,452
             New York State tax credits                         79,699         71,921
             Other                                              78,806         41,119
                                                            ----------     ----------

                       Total deferred tax assets             1,151,369      1,671,506
                                                            ----------     ----------

        Deferred tax liabilities:
             Premises and equipment, principally due to
                 differences in depreciation                    41,883        106,260
             Mortgage servicing rights                         122,047        103,011
             Other                                              41,536         42,350
                                                            ----------     ----------

                       Total deferred tax liabilities          205,466        251,621
                                                            ----------     ----------

                       Net deferred tax assets included
                         in other assets                    $  945,903      1,419,885
                                                            ==========     ==========

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

                           FINGER LAKES BANCORP, INC.

(7)    INCOME TAXES, CONTINUED

       In accordance with SFAS No. 109, deferred tax liabilities have not been recognized with respect to the Federal base-year reserve of approximately $3,025,000, and the state base-year reserve of approximately $3,240,000 at December 31, 2001, since the Bank does not expect that these amounts will become taxable in the foreseeable future. Under Federal and New York State tax law, as amended, events that would result in taxation of these reserves include redemption of the Bank's stock, payment of dividends or distributions in excess of earnings and profits, or failure by the institution to qualify as a bank for Federal income tax purposes. The unrecognized deferred tax liability at December 31, 2001 with respect to the Federal base-year reserve was $1,030,000. The unrecognized deferred tax liability at December 31, 2001 with respect to the state base-year reserve and the excess reserve resulting from use of the percentage of taxable income method was $160,000 (net of Federal benefit).

       Realization of deferred tax assets is dependent upon the generation of future taxable income or the existence of sufficient taxable income within a loss carryback period. A valuation allowance is recognized when it is more likely than not that some portion of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, management considers the scheduled reversal of the deferred tax liabilities, the level of historical taxable income and projected future taxable income over the periods in which the temporary differences comprising the deferred tax assets will be deductible. Based on its assessment, management determined that no valuation allowance is necessary at December 31, 2001 and 2000.

 (8)   RETIREMENT PLANS

       The following table sets forth the defined benefit pension and other postretirement plan benefit obligations, fair value of plan assets and funded status, as of and for the years ended December 31, 2001 and 2000, using the most recent actuarial data measured at October 1, 2001 and 2000:

                                                            Pension Benefits              Postretirement Benefits
                                                            ----------------              -----------------------
                                                          2001             2000             2001              2000
                                                          ----             ----             ----              ----
        Change in benefit obligation:
         Benefit obligation at beginning of year     $ 2,324,835        2,235,295          388,178          352,482
         Service cost                                    112,017          110,723             --               --
         Interest cost                                   179,425          170,413           29,455           26,624
         Actuarial (gain)/loss                           124,505          (35,775)         197,542           46,791
         Benefits paid                                  (158,643)        (155,821)         (36,384)         (37,719)
                                                     -----------        ---------         --------         --------
           Benefit obligation at end of year           2,582,139        2,324,835          578,791          388,178
                                                     -----------        ---------         --------         --------
        Change in plan assets:
         Fair value of plan assets at beginning
           of year                                     3,604,512        3,213,016             --               --
         Actual return on plan assets                   (501,534)         547,317             --               --
         Employer contribution                              --               --             36,384           37,719
         Benefits paid                                  (158,643)        (155,821)         (36,384)         (37,719)
                                                     -----------        ---------         --------         --------
           Fair value of plan assets at end
               of  year                                2,944,335        3,604,512             --               --
                                                     -----------        ---------         --------         --------

                           FINGER LAKES BANCORP, INC.

(8)    RETIREMENT PLANS, CONTINUED

                                                 Pension Benefits           Postretirement Benefits
                                                 ----------------           -----------------------
                                              2001            2000            2001            2000
                                           ----------      ----------      ----------      ----------

        Funded status                         362,196       1,279,677        (578,791)       (388,178)
        Unamortized net obligation at
             transition                          --              --             7,525           8,104
        Unrecognized net (gain) loss
             subsequent
             to transition                    (90,997)     (1,092,078)        243,475          46,791
                                           ----------      ----------      ----------      ----------

             Prepaid (accrued) benefit
             cost at year-end              $  271,199         187,599        (327,791)       (333,283)
                                           ==========      ==========      ==========      ==========

       Pension Plan
       ------------

       Pension plan expense (benefit) consists of the following in 2001, 2000 and 1999:

                                                 2001            2000            1999
                                              ---------       ---------       ---------
        Service cost                          $ 112,017         110,723         101,828
        Interest on projected
             benefit obligation                 179,425         170,413         150,864
        Expected return on plan
             assets                            (317,267)       (251,242)       (222,442)
        Amortization of net
             transition asset                      --              --           (19,826)
        Amortization of unrecognized gain       (57,775)        (34,402)           --
        Amortization of unrecognized
             prior service cost                    --              --               485
                                              ---------       ---------       ---------


        Net periodic pension expense
             (benefit)                        $ (83,600)         (4,508)         10,909
                                              =========       =========       =========

        Weighted average discount rate             7.25%           7.75%           7.75%
                                              =========       =========       =========

        Expected long-term rate of return          9.00%           8.00%           8.00%
                                              =========       =========       =========


         The projected benefit obligation for the pension plan assumed a long-term rate of increase in future compensation levels of 4.5%, 5.5% and 5.5%, for 2001, 2000 and 1999, respectively.

       Postretirement Plan
       -------------------

       Net periodic postretirement benefit cost included the following in 2001, 2000 and 1999:

                                               2001        2000        1999
                                             -------     -------     -------
        Service cost                         $  --          --        33,123
        Interest cost                         29,455      26,624      42,815
        Net curtailment charge                  --          --        26,672
        Net amortization and deferral          1,437         579      21,381
                                             -------     -------     -------

             Net periodic postretirement
                 benefit cost                $30,892      27,203     123,991
                                             =======     =======     =======

                           FINGER LAKES BANCORP, INC.

(8)    RETIREMENT PLANS, CONTINUED

       For measurement purposes, an annual rate of increase in the per capita cost of average health care benefits for retirees of 9.00% was assumed at December 31, 2001 and 6.50% at December 31, 2000. The rate is assumed to decrease gradually to 4.0% over the next five years and remain at that level thereafter. The health care cost trend assumption affects the amounts reported. To illustrate, increasing the assumed health care cost trend rates by 1% in each year would increase the accumulated postretirement benefit obligation at December 31, 2001 by $37,400, and the net periodic postretirement benefit cost by $1,784 for the year then ended.

       The discount rate used in determining the accumulated postretirement obligation was 7.25%, 8.00%, and 7.75% for 2001, 2000 and 1999,
       respectively.

       401(k) Plan
       -----------

       The Company has a 401(k) plan covering substantially all employees. The Company currently does not match employee contributions to the 401(k) plan. Participants vest immediately in their own contributions and over a period of six years in any Company contributions. Expense for this plan was $8,300, $10,200 and $7,900 for the years ended December 31, 2001, 2000 and 1999, respectively.

       Supplemental Employee Retirement Plan (SERP)
       --------------------------------------------

       The Company maintains a nonqualified SERP for key executives. The following table sets forth the changes the SERP's benefit obligation and plan assets for 2001 and 2000, using the most recent actuarial data measured at October 1, 2001 and 2000:

                                                                   2001           2000
                                                                ---------      ---------
        Change in benefit obligation:
             Benefit obligation at beginning of year            $ 518,009        415,542
             Service cost                                          65,447           --
             Interest cost                                         36,893         30,647
             Actuarial loss                                        29,387          2,194
             Plan amendment                                          --          113,519
             Benefits paid                                        (43,735)       (43,893)
                                                                ---------      ---------

                 Benefit obligation at end of year                606,001        518,009
                                                                ---------      ---------

        Change in plan assets:
             Fair value of plan assets at beginning of year          --             --
             Employer contributions                                43,735         43,893
             Benefits paid                                        (43,735)       (43,893)
                                                                ---------      ---------

                 Fair value of plan assets at end of year            --             --
                                                                ---------      ---------

                           FINGER LAKES BANCORP, INC.

(8)    RETIREMENT PLANS, CONTINUED

       Supplemental Employee Retirement Plan (SERP), Continued

                                                              2001           2000
                                                           ---------      ---------
        Funded status                                       (606,001)      (518,009)
        Unamortized net obligation at transition             265,300        284,250
        Unrecognized net loss subsequent to transition        46,072         16,315
        Unrecognized prior service cost                       17,107         23,712
                                                           ---------      ---------

             Accrued benefit cost at year end              $(277,522)      (193,362)
                                                           =========      =========

       Annual expense related to the SERP consists of the following in 2001, 2000 and 1999:

                                               2001          2000           1999
                                            --------      --------       --------
        Service cost                        $ 65,447          --             --
        Interest cost                         36,863        30,647         26,032
        Amortization of net
             transition obligation            18,950        18,950         18,950
        Unrecognized prior service cost        6,605        (8,464)        (8,464)
                                            --------      --------       --------
        Net periodic pension expense        $127,895        41,133         36,518
                                            ========      ========       ========

        Weighted average discount rate          7.25%         8.00%          7.75%
                                            ========      ========       ========

(9)    EMPLOYEE STOCK OWNERSHIP PLAN

       The Company has a noncontributory employee stock ownership plan (ESOP) covering substantially all employees. The Company reports compensation expense equal to the current market price of the shares released to participants each year. In 1995, the ESOP borrowed $471,980 to purchase 91,026 shares of the Company's common stock. The loan currently bears interest at 7.75% and is payable in quarterly installments of $9,030. In 2000, the ESOP borrowed an additional $1,292,102 to purchase 184,586 shares of the Company's common stock. This loan currently bears interest at 9.50% and is payable in quarterly installments of $21,535. At December 31, 2001, 94,518 shares had been released or were committed to be released to employees with the remaining 181,094 unallocated shares held in trust. The fair value of the unallocated shares on December 31, 2001 was $1,946,700. Compensation expense amounted to $225,631, $74,510 and $73,822 for the years ended December 31, 2001, 2000 and 1999, respectively.

(10)   STOCK OPTION AND MANAGEMENT RECOGNITION PLANS

       In accordance with the 1996 Stock Option Plan and the 2001 Stock Option Plan (the "SOP"), the Company's Board of Directors may grant stock options to officers and key employees to purchase up to 327,537 shares of authorized but unissued common stock. Options are granted with an exercise price equal to the fair value of the stock at the date of grant. All stock options granted in 2001 and prior to 2000 have ten-year terms and vest and become fully exercisable five years from the date of grant. Options granted in 2000 have ten-year terms and become fully vested in six months.

                           FINGER LAKES BANCORP, INC.

(10)   STOCK OPTION AND MANAGEMENT RECOGNITION PLANS, CONTINUED


       The following table shows the per share weighted average fair value of stock options granted, with their underlying assumptions, using the Black Scholes option-pricing model:

                                                                   2000          1999          2001
                                                                   ----          ----          ----
        Per share weighted average
             fair value of options  granted during the year     $   1.44      $   0.99      $   1.86

        Expected dividend yield                                     3.20%         3.20%         2.89%
        Risk free interest rate                                     5.40%         5.50%         6.50%
        Assumed volatility                                         33.13%        34.64%        37.02%
        Expected life                                            5 years       5 years       5 years


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

                                                                                  2001          2000         1999
                                                                                  ----          ----         ----

        Net income                                         As reported     $   1,905,030      801,842      1,304,941
                                                             Pro forma         1,870,904      787,844      1,285,456

        Net income per common share - basic                As reported     $        0.59         0.24           0.38
                                                             Pro forma              0.58         0.23           0.38

        Net income per common share - diluted              As reported     $        0.59         0.24           0.38
                                                             Pro forma              0.58         0.23           0.38


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

                           FINGER LAKES BANCORP, INC.

(10)   STOCK OPTION AND MANAGEMENT RECOGNITION PLANS, CONTINUED


       Stock option activity for the years ended December 31, 2001, 2000 and 1999 follows:

                                                                                                Weighted-
                                                                             Number of           average
                                                                              shares         exercise price
                                                                              ------         --------------
                           Balance at December 31, 1998                       111,858              $9.88

                                    Granted                                       964              $9.33
                                    Forfeited                                  (1,928)            (20.62)
                                    Cancelled                                  (5,785)            (18.65)
                                                                            ---------          ---------
                           Balance at December 31, 1999                       105,109              $9.20

                                    Granted                                    30,856               6.97
                                    Forfeited                                  (8,678)             (9.45)
                                    Cancelled                                 (13,500)            (15.04)
                                                                            ---------          ---------

                           Balance at December 31, 2000                       113,787              $7.88

                                    Granted                                   213,750               9.30
                                    Exercised                                  (6,147)              7.79
                                                                            ---------          ---------

                           Balance at December 31, 2001                       321,390              $8.83
                                                                            =========          =========

       The range of exercise prices and weighted-average remaining contractual life of outstanding options was $6.94 - $11.93 and eight years at December 31, 2001 and $6.94 - $11.93 and seven years at December 31, 2000, respectively. At December 31, 2001 and 2000, the number of options exercisable was 104,400 and 63,800 respectively.

       The Company has a Management Recognition Plan (MRP) pursuant to which the Company's Board of Directors may award shares of restricted common stock to officers and key employees. In 1996, the Company contributed funds to an irrevocable trust held by an independent third party, which purchased 45,515 issued and outstanding shares for $8.75 per share. As of December 31, 2000, all shares had been granted to employees with original vesting periods of three to five years. Compensation expense in the amount of the fair market value of the common stock at the date of the grant to the officer or employee is recognized prorata over the vesting period. MRP expense included in salaries and employee benefits in the consolidated statement of income was $10,300 in 2001 and $106,000 in 2000 and 1999.

                           FINGER LAKES BANCORP, INC.

(10)   STOCK OPTION AND MANAGEMENT RECOGNITION PLANS, CONTINUED


       The Company also has a Recognition and Retention Plan (RRP) approved by stockholders in 2001. The Company's Board of Directors may award shares of common stock to officers and key employees. During 2001, 92,293 shares were awarded under the RRP. The shares vest at a rate of 20% per year from the grant date. The fair value of the shares awarded under the plan was $858,325 at the grant date and is being amortized to compensation expense on a straight-line basis over the vesting periods of the underlying shares. Compensation expense of $107,285 was recorded in 2001, with the remaining unearned compensation cost of $751,040 shown as a reduction of stockholders' equity at December 31, 2001. The shares awarded under the RRP were transferred from treasury stock at cost with the difference between the fair value on the grant date and the cost of the shares recorded as a reduction of retained earnings.



(11)   NET INCOME PER COMMON SHARE

       The following is a summary of the net income per share calculations for the years ended December 31, 2001, 2000 and 1999:

                                                         2001                                        2000
                                                         ----                                        ----
                                                       Weighted                                    Weighted
                                         Net           Average     Per-Share         Net            Average       Per-Share
                                       Income           Shares       Amount        Income           Shares         Amount
                                       ------           ------       ------        ------           ------         ------
Net income per common
   share - basic                     $ 1,905,030       3,203,020    $    0.59     $ 801,842         3,390,047       $  0.24
                                     -----------       ---------    =========     ---------         ---------       =======

 Effect of dilutive securities:
   Restricted stock grants                                 9,452                                            -
   Stock options                                          18,908                                          157

Net income per common
   share - diluted                   $ 1,905,030       3,231,380    $    0.59      $ 801,842        3,390,204       $  0.24
                                     ===========       =========    =========      =========        =========       =======

                                                         1999
                                       -------------------------------------
                                                       Weighted
                                           Net          Average    Per-Share
                                         Income         Shares      Amount
                                         ------         ------      ------
       Net income per common
         share - basic                 $ 1,304,941     3,405,689   $   0.38
                                       -----------     ---------   ========

       Effect of dilutive securities:
           Stock options                                  17,762
                                                      ----------

       Net income per common
         share - diluted              $  1,304,941     3,423,451   $   0.38
                                      ============     =========   ========

                          FINGER LAKES BANCORP, INC.

(12)   COMMITMENTS AND CONTINGENCIES

       The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are primarily commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk and at December 31, 2001 and 2000 are not reflected in the consolidated statements of financial condition.

       The following is a summary of the maximum credit exposure of each class of lending related off-balance sheet financial instruments outstanding at December 31:

                                                                        2001            2000
                                                                    -----------     -----------
        Commitments to originate loans:
             Fixed rate residential mortgage loans                  $ 3,051,300          48,000
             Adjustable rate residential mortgage loans                 666,200          40,000
             Fixed rate commercial real estate loans                    340,000         324,000
                   Adjustable rate commercial real estate loans       8,324,000       2,890,000
             Commercial loans                                           483,000         100,000
             Consumer home equity loans                               2,151,700         255,500
                                                                    -----------     -----------
                                                                    $15,016,200       3,657,500
                                                                    ===========     ===========

                                                                           2001            2000
                                                                    -----------     -----------
        Unused lines of credit:
             Construction loans                                     $ 3,134,162         219,475
             Commercial lines of credit                               4,612,782       4,145,441
             Home equity lines of credit                             10,200,341       7,331,503
             Other                                                      662,688         557,567
                                                                    -----------     -----------
                                                                    $18,609,973      12,253,986
                                                                    ===========     ===========

        Outstanding letters of credit                               $    10,000          10,000
                                                                    ===========     ===========

        Commitments to sell loans:
             Fixed rate residential mortgage loans                  $ 2,786,118         104,200
                                                                    ===========     ===========


       Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since certain commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Commitments to originate fixed rate mortgage loans at December 31, 2001 have rates ranging between 5.75% and 7.50%.

                           FINGER LAKES BANCORP, INC.

              Notes to Consolidated Financial Statements, Continued



(12)   COMMITMENTS AND CONTINGENCIES, CONTINUED


       The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer. Substantially all commitments to extend credit, if funded, will represent loans secured by real estate. At December 31, 2001, the Company had no significant concentrations of credit risk in the loan portfolio outside the natural geographic concentration pertaining to the communities that the Company serves.

       At December 31, 2001, the Company occupied branch facilities under noncancelable operating leases. Office occupancy and equipment expense includes rental expense of $322,520, $306,449 and $272,251 for the years ended December 31, 2001, 2000 and 1999, respectively. The approximate future minimum annual rental payments under the existing terms of such leases at December 31, 2001 are as follows: $324,051, $336,170, $348,290,
       $348,410 and $249,824 for the years ending December 31, 2002, 2003, 2004,
       2005 and 2006, respectively, and $1,839,158 in later years.

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

       The DEC requires groundwater, water level and hydraulic conductivity testing to be performed quarterly in accordance with the Voluntary Cleanup Agreement filed with the DEC on December 21, 1999 and the Revised Voluntary Cleanup Operation, Maintenance and Monitoring Plan dated January 21, 2002. The latest report is dated March 11, 2002, and indicates no adverse findings.

       At December 31, 2001, the Company had a $249,000 accrual in other liabilities for the estimated billings associated with the final remediation efforts and the voluntary cleanup plan. Management of the Company believes that the recorded liability should be adequate to cover probable costs in connection with this matter. However, it is possible that the Company's liability exposure for the site will exceed the amounts reserved and insured.

                           FINGER LAKES BANCORP, INC.

(14)   STOCKHOLDERS' EQUITY AND REGULATORY CAPITAL REQUIREMENTS


       Other Comprehensive Income
       --------------------------

       The components of other comprehensive income (loss) for 2001, 2000 and 1999 are as follows:

                                                                        2001           2000           1999
                                                                     ----------     ----------     ----------
        Unrealized holding gains (losses) on available for
         sale securities arising during year (pre-tax
         unrealized holding gain (loss) was $1,875,819
         in 2001, $4,428,763 in 2000, and ($6,056,610)
         in 1999)                                                    $1,125,493      2,657,258     (3,633,966)

        Less: reclassification adjustment for net realized gains
           included in net income (pre-tax of $490,341 in 2001,
           $50,383 in 2000, and $77,137 in 1999)                        294,205         30,230         46,282
                                                                     ----------     ----------     ----------

        Change in unrealized gains on securities,
           available for sale, net of taxes                          $  831,288      2,627,028     (3,680,248)
                                                                     ==========      =========     ==========




       Dividends
       ---------

       The Mutual Holding Company, which prior to the stock offering owned 2,389,948 shares of stock in the Financial Corp., waived receipt of its dividend, thereby reducing the actual dividend payments. The amount of dividends waived by the Mutual Holding Company was $573,600 in 2000, and $550,000 in 1999. The Company's ability to pay dividends is primarily dependent upon the ability of its subsidiary bank to pay dividends to the Company. The payment of dividends by the Bank is subject to continued compliance with minimum regulatory capital requirements. In addition, regulatory approval is generally required prior to the Bank declaring dividends in an amount in excess of net income for that year plus net income retained in the preceding two years.


       Liquidation Account
       -------------------

       In order to grant priority in the Conversion to the eligible depositors, the Bank established a liquidation account at the time of conversion in an amount equal to its total retained earnings at November 10, 1994. In the event of a future liquidation of the converted bank (and only in such event), eligible account holders who continue to maintain accounts shall be entitled to receive a distribution from the liquidation account. The total amount of the liquidation account will be decreased (as balances of eligible accounts are reduced) on annual determination dates. No cash dividends may be paid to the stockholders and no shares may be repurchased by the Company if such actions would reduce the Bank's stockholders' equity below the amount required for the liquidation account. At December 31, 2001, the amount remaining in this liquidation account was approximately $8.0 million.

                           FINGER LAKES BANCORP, INC.

(14)   STOCKHOLDERS' EQUITY AND REGULATORY CAPITAL REQUIREMENTS, CONTINUED


       Regulatory Capital Requirements
       -------------------------------

       The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory-and possibly additional discretionary-actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Under the OTS capital regulations in effect at December 31, 2001, the Bank was required to maintain a minimum ratio of tangible capital to tangible assets of 1.5%; a minimum leverage ratio of core (Tier 1) capital to total adjusted tangible assets of 4.0%; and a minimum ratio of total capital (core capital and supplementary capital) to risk-weighted assets of 8.0%, of which 4.0% must be core (Tier 1) capital.

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

       Management believes that, as of December 31, 2001 and 2000, the Bank meets all capital adequacy requirements to which it is subject. Further, the most recent OTS notification categorized the Bank as a well-capitalized institution under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the Bank's capital classification.

       The following is a summary of the Bank's actual regulatory capital amounts and ratios as of December 31, 2001 and 2000, compared to the OTS requirements for minimum capital adequacy and for classification as a well-capitalized institution. OTS capital regulations apply at only the Bank level as the OTS does not impose capital requirements at the holding company level.

                           FINGER LAKES BANCORP, INC.

(14)   STOCKHOLDERS' EQUITY AND REGULATORY CAPITAL REQUIREMENTS, CONTINUED

       Regulatory Capital Requirements, Continued

                                                                                      Minimum
                                                     Actual                         Requirement               Well Capitalized
                                                     ------                         -----------               ----------------
                                              Amount           Ratio            Amount        Ratio          Amount          Ratio
                                              ------           -----            ------        -----          ------          -----
       December 31, 2001
       -----------------
       Total capital (to risk
          weighted assets)              $    33,564,000       17.93%          14,976,960      8.00%          18,721,200     10.00%
       Tier 1 capital (to risk
          weighted assets)                   33,159,000       17.71%           7,488,480      4.00%          11,232,720      6.00%
       Tier 1 capital (to
          average assets)                    33,159,000        9.62%          13,783,511      4.00%          17,229,388      5.00%
       Tangible capital                      33,159,000        9.62%           5,168,816      1.50%                  -         -

       2001 Adjusted Tangible Assets were $345,360,000. 2001 Risk Weighted Assets were $187,212,000.

                                                                                      Minimum
                                                     Actual                         Requirement               Well Capitalized
                                                     ------                         -----------               ----------------
                                              Amount           Ratio             Amount       Ratio            Amount        Ratio
                                              ------           -----             ------       -----            ------        -----
       December 31, 2000
       -----------------

       Total capital (to risk
           weighted assets)              $   34,764,000       20.68 %         13,446,720       8.00%         16,808,400     10.00%
       Tier 1 capital (to risk
           weighted assets)                  34,308,000       20.41%           6,723,360       4.00%         10,085,040      6.00%
       Tier 1 capital (to
           average assets)                   34,308,000       10.34%          13,277,800       4.00%         16,597,250      5.00%
       Tangible capital                      34,308,000       10.34%           4,979,175       1.50%                 -        -

       2000 Adjusted Tangible Assets were $331,945,000. 2000 Risk Weighted Assets were $168,084,000.

       Regulatory capital ratios of the Company at December 31, computed on a consolidated basis are summarized below:

                                                          2001            2000
                                                          ----            ----
       Total capital (to risk weighted assets)           20.05%           22.78%
       Tier 1 capital (to risk weighted assets)          19.83%           22.51%
       Tier 1 capital (to average assets)                10.67%           11.33%
       Tangible capital                                  10.67%           11.33%


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

       The estimated fair value of the Company's financial assets and liabilities are as follows:

                                                              December 31, 2001                  December 31, 2000
                                                              -----------------                  -----------------
                                                         Carrying                          Carrying
                                                          amounts       Fair value          amounts        Fair value
                                                          -------       ----------          -------        ----------
         Financial assets:
              Securities                          $     137,429,819      137,453,725     132,884,514       132,885,064
              Loans                                     180,222,949      182,869,127     170,907,336       170,079,990

         Financial liabilities:
              Deposits:
                  Demand deposit accounts,
                      savings and money
                      market accounts                    88,373,225       88,373,225      74,148,691        74,148,691
                  Certificates of deposit               143,347,115      143,519,045     154,313,710       154,409,907
              Advances from FHLB                         70,626,937       71,784,659      60,242,677        60,571,463

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

(16)   CONDENSED PARENT COMPANY ONLY FINANCIAL INFORMATION

       The following condensed statements of financial condition of Finger Lakes Bancorp as of December 31, 2001 and 2000 and the condensed statements of income and condensed statements of cash flows for 2001, 2000 and 1999 should be read in conjunction with the consolidated financial statements and related notes.

                                                                                December 31,
                                                          -----------------------------------------------
                                                                     2001                       2000
                                                                     ----                       ----
       Condensed Statements of Financial Condition
       -------------------------------------------
             Assets:
                  Cash                                    $        3,918,758         $         3,242,590
                  Notes receivable from
                    subsidiary bank                                1,292,789                   1,415,049
                  Other assets                                         1,667                      10,211
                  Investment in subsidiary                        33,130,170                  33,495,654
                                                             ---------------            ----------------

                                                          $       38,343,384         $        38,163,504
                                                             ===============            ================

           Liabilities and stockholders' equity:
                  Note payable to subsidiary bank         $        1,592,643         $         1,592,643
                  Stockholders' equity                            36,750,741                  36,570,861
                                                             ---------------            ----------------

                                                          $       38,343,384         $        38,163,504
                                                             ===============            ================

                           FINGER LAKES BANCORP, INC.

(16)   CONDENSED PARENT COMPANY ONLY FINANCIAL INFORMATION, CONTINUED

       Condensed Statements of Income

                                                                      For the years ended
                                                                          December 31,
                                                         ---------------------------------------------
                                                             2001             2000             1999
                                                         -----------      -----------      -----------
        Interest income                                  $   129,531      $    29,638      $    15,958
        Dividends from subsidiary bank                     3,300,000             --               --
        Expense                                              112,660           47,261           22,340
                                                         -----------      -----------      -----------

            Income/(loss) before income taxes and
               equity in undistributed earnings
                of subsidiary                              3,316,871          (17,623)          (6,382)

        Income tax expense/(benefit)                          13,840           (7,620)          (2,591)
                                                         -----------      -----------      -----------

            Income/(loss) before (dividends in
               excess of net income) equity in
               undistributed earnings of subsidiary        3,303,031          (10,003)          (3,791)

        (Dividends in excess of net income)
          equity in undistributed earnings of
          subsidiary                                      (1,398,001)         811,845        1,308,732
                                                         -----------      -----------      -----------


        Net income                                       $ 1,905,030      $   801,842      $ 1,304,941
                                                         ===========      ===========      ===========


        Condensed Statements of Cash Flows

                                                             2001             2000             1999
                                                         -----------      -----------      -----------

        Cash flows from operating activities:
            Net income                                   $ 1,905,030      $   801,842      $ 1,304,941
            Adjustments to reconcile net income
               to net cash provided by
               operating activities:
                   Dividends in excess of net
                     income (equity in undistributed
                     earnings) of subsidiary               1,398,001         (811,845)      (1,308,732)
                   Amortization of deferred
                      stock compensation                     107,285             --               --
                   Other, net                                  8,551           37,902            9,598
                                                         -----------      -----------      -----------

                      Net cash provided by
                           operating activities            3,418,867           27,899            5,807
                                                         -----------      -----------      -----------

                           FINGER LAKES BANCORP, INC.

(16)   CONDENSED PARENT COMPANY ONLY FINANCIAL INFORMATION, CONTINUED

       Condensed Statements of Cash Flows, Continued

                                                              For the years ended December 31,
                                                          2001              2000              1999
                                                       ------------      ------------      ------------
        Cash flows from investing activities:

            Capitalization of Bank                             --         (10,742,976)             --
            Note receivable issued to subsidiary               --          (1,292,102)             --
            Principal collected on note receivable          122,260            57,656            36,121
                                                       ------------      ------------      ------------

                 Net cash provided by (used in)
                   investing activities                     122,260       (11,977,422)           36,121
                                                       ------------      ------------      ------------

        Cash flows from financing activities:

            Increase in note payable to subsidiary             --           1,292,842            10,150
            Purchase of treasury stock                   (2,091,629)             --                --
            Stock options exercised                          53,616              --                --
            Net proceeds from stock offering                   --          13,971,795              --
            Cash dividends paid                            (826,946)         (283,214)         (283,211)
                                                       ------------      ------------      ------------

                 Net cash (used in) provided by
                   financing activities                  (2,864,959)       14,981,423          (273,061)
                                                       ------------      ------------      ------------

        Net increase (decrease) in cash and
          cash equivalents                                  676,168         3,031,900          (231,133)

        Cash and cash equivalents at beginning
          of  year                                        3,242,590           210,690           441,823
                                                       ------------      ------------      ------------

        Cash and cash equivalents at end
          of year                                      $  3,918,758      $  3,242,590      $    210,690
                                                       ============      ============      ============

                           FINGER LAKES BANCORP, INC.


QUARTERLY SUMMARIZED FINANCIAL INFORMATION (UNAUDITED)

Selected quarterly financial data for fiscal 2001 and 2000 follows (in thousands, except per share data):

                                                                2001
                                                                ----
By Quarter                     1                2                 3                 4              Year
                               -                -                 -                 -              ----
   Interest income      $     5,919           5,920              5,848            5,755            23,442
   Interest expense           3,741           3,700              3,441            3,099            13,981
                             ------           -----             ------            -----            ------
   Net interest income        2,178           2,220             2,407             2,656             9,461

   Provision for loan
     losses                      60              75                 90              150               375

   Noninterest income           543             694                605              671             2,513
   Noninterest expense        2,155           2,232              2,193            2,279             8,859
                             ------           -----              -----            -----             -----

   Income before income
     tax expense                506             607                729              898             2,740

   Income tax expense           163             184                223              265               835
                             ------          ------             ------            -----           -------

   Net income             $     343             423                506              633             1,905
                             ======          ======             ======            =====           =======

   Net income per common
     share:
     Basic                $   0.11              0.13             0.16              0.20             0.59
     Diluted              $   0.11              0.13             0.16              0.20             0.59
                             =====           =======            =====             =====             ====

                                                                2000
                                                                ----

By Quarter                     1                2                 3                 4              Year
                               -                -                 -                 -              ----

   Interest income        $  5,335            5,486             5,717             5,907            22,445
   Interest expense          3,175            3,330             3,568             3,676            13,749
                             -----            -----             -----             -----            ------

   Net interest income       2,160            2,156             2,149             2,231             8,696

   Provision for loan
     losses                      60              30                 60              110               260

   Noninterest income           250             261                263              367             1,141
   Noninterest expense        2,083           2,046              1,963            2,193             8,285
                             ------           -----             ------            -----             -----

   Income before income
     tax expense                267             341                389              295             1,292

   Income taxes                 103             127                149              111               490
                                ---             ---                ---              ---               ---

   Net income             $     164             214                240              184               802
                                ===             ===                ===              ===               ===

   Net income per common
     share:
     Basic                $    0.05             0.06              0.07              0.06            0.24
     Diluted              $    0.05             0.06              0.07              0.06            0.24
                               ====             ====              ====              ====            ====

Summation of the quarterly net income per common share does not necessarily equal the annual amount due to the averaging effect of shares throughout the year.

                              CORPORATE INFORMATION


                           FINGER LAKES BANCORP, INC.

DIRECTORS

G. Thomas Bowers
Chairman, President &
Chief Executive Officer

Michael J. Hanna
Director of Athletics
Hobart & William Smith Colleges

Chris M. Hansen
Owner
Hansen's Citrus Groves

James E. Hunter
Director, NYS Agricultural
Experiment Station

Ronald C. Long
President, Long Milk Hauling & Trucking
Owner, R. C. Long Construction

Bernard G. Lynch
Retired President
Lynch Furniture Stores

Arthur W. Pearce
Senior Consultant
IDEAWorks, LLC

Joan C. Rogers
Retired Vice President
BJR Broadcasting


OFFICERS

G. Thomas Bowers
Chairman, President &
Chief Executive Officer

Leslie J. Zornow
Senior Vice President, Retail Banking

Terry L. Hammond
Executive Vice President &
Chief Financial Officer

Thomas A. Mayfield
Senior Vice President & Senior Loan Officer

Richard J. Harrison
Executive Vice President &
Chief Credit Officer

SAVINGS BANK OF THE FINGER LAKES

OFFICERS

G. Thomas Bowers
Chairman, President &
Chief Executive Officer

Terry L. Hammond
Executive Vice President &
Chief Financial Officer

Richard J. Harrison
Executive Vice President &
Chief Credit Officer

Leslie J. Zornow
Senior Vice President, Retail Banking

Thomas A. Mayfield
Senior Vice President &
Senior Loan Officer

Robert F. Eberle
Vice President, Operations

Diana R. Johnson
Vice President & Controller

Richard R. Sisson
Vice President, Community Lending

Dale E. Sollenberger
Vice President, Information Technology

Peter W. Hin
Vice President, Commercial Lending

Timothy J. McLoughlin
Vice President, Commercial Lending

Assistant Vice Presidents
-------------------------

David R. Caster, Asset Management
Kathleen M. Fay, Loan Servicing
Susan M. Hibbard, Branch Manager
Kelly J. Mittiga, Branch Manager
R. David Patz, Commercial Lending
Beth M. Putnam, Branch Manager
Nancee K. Scott, Branch Manager

BANK OFFICERS

Tyna L. Borrelli
Kerth M. Friel
Molly C. Mahoney
Mary H. Raeman
Ronald A. Rubin
Thomas J. Short
Pennie L. Smith
Jane C. Spano

CORPORATE INFORMATION

TOMPKINS COUNTY ADVISORY BOARD

Stanley Goldberg
Bishop's Hardware Home Center

Bruce Kane
Certified Public Accountant

Robert Lama
The Lama Agency

Libby Long
David Long Appraisal

William Zikakis
Buttermilk Development

EXECUTIVE OFFICES

470 Exchange Street
Geneva, New York  14456
(315) 789-3838

NASDAQ TRADING SYMBOL

"FLBC" - Finger Lakes Bancorp, Inc.

TRANSFER AGENT

American Stock Transfer & Trust
40 Wall Street
New York, New York  10005


BANKING OFFICES

MAIN OFFICE
470 Exchange Street
Geneva, New York  14456
(315) 789-3838
Nancee K. Scott, Manager

PYRAMID BRANCH OFFICE
Routes 5 & 20
Geneva, New York  14456
(315) 789-6004
Kelly J. Mittiga, Manager

SEAWAY BRANCH OFFICE
Routes 5 & 20
Waterloo, New York  13165
(315) 539-0200
Molly C. Mahoney, Manager

ITHACA COMMONS BRANCH OFFICE
301 East State Street
Ithaca, New York  14850
(607) 272-1111
Jane C. Spano, Manager

SOUTH MEADOW BRANCH OFFICE
702 South Meadow Street
Ithaca, New York  14850
(607) 272-2211
Beth M. Putnam, Manager

CANANDAIGUA BRANCH OFFICE
659 South Main Street
Canandaigua, New York  14424
(585) 393-0660
Susan M. Hibbard, Manager

AUBURN BRANCH OFFICE
108 Genesee Street
Auburn, New York  13021
(315) 253-3355
Pennie L. Smith, Manager

10K AVAILABILITY

Copies of the Finger Lakes Bancorp, Inc.
Form 10-K for the year ended December
31, 2001 are available free of charge to Stockholders upon written request to:

Savings Bank of the Finger Lakes
470 Exchange Street
Geneva, New York  14456
Attn:  Terry L. Hammond

STOCKHOLDER RELATIONS

Terry L. Hammond
Executive Vice President &
Chief Financial Officer
Savings Bank of the Finger Lakes
470 Exchange Street
Geneva, New York  14456
(315) 789-3838
thammond@sbfl.com
-----------------

AUDITORS

KPMG LLP
113 South Salina Street
Syracuse, New York  13104

COUNSEL

Luse Lehman Gorman Pomerenk & Schick
5335 Wisconsin Avenue, N.W.
Suite 400
Washington, D.C.  20015

MARKET MAKERS

Friedman, Billings, Ramsey & Co.
Herzog, Heine, Geduld, Inc.
Jones & Associates, Inc.
Knight Securities LP
Tucker Anthony, Inc.